AMERICAN SHARED HOSPITAL SERVICES

Laying the Foundation for Future Growth

Annual Report 2025

During 2025, American Shared Hospital Services continued to strengthen and expand our partnerships with top tier health systems. By drawing on these strategic alliances, forged throughout the company's history, we are laying the foundation for future growth.

In the end, the most important beneficiaries of our success are patients. Advancing our vision—to enhance the quality and outcome of cancer care treatments in North and South America—is always our top priority. As we expand our cancer care services and geographic reach, we increase patient access to the latest technology that improves their health outcomes and enriches the quality of their lives, which in turn translates into value and success for our shareholders.

Our Strategic Objectives
- Growing and leveraging our relationships with health system partners to scale our platform through new site development
- Continuing our pursuit of operational improvements through targeted strategic initiatives
- Increasing our treatment volumes
- Enhancing our domestic and international footprint through direct patient care
- Expanding our international business across select markets with strong patient demand
- Executing proactive growth strategies with our domestic leasing partners

The Power of Partnership

American Shared's 2025 results were impacted by challenges in several aspects of our business. However, by leveraging our strong partner alliances and taking decisive actions to enhance our results, we believe we are well positioned for success in 2026 and beyond.

Expanding Our Direct Patient Care Business

In 2024 we expanded our direct patient care services segment into the U.S. by acquiring a 60 percent interest in three Rhode Island radiation therapy centers. In 2025 we encountered two main challenges with these centers: reduced radiation therapy treatment volumes due to physician turnover and lower revenue resulting from billing and collection issues.

To address physician staffing, we worked with our prestigious health system partner, Brown University Health, the largest health system in Rhode Island, to rebuild our team of radiation oncologists through a professional services agreement that includes academic appointments and participation in clinical trials. With physician staffing stabilized, we anticipate additional growth in treatment volumes and associated revenue in 2026. In addition, we are bringing the entire revenue cycle in-house—enabling us to develop billing and collections as a core competency and giving us full control over this process.

In 2024 we obtained Certificate of Need (CON) approvals for a radiation therapy treatment center in the underserved patient demographic of Bristol, Rhode Island and a proton beam radiation therapy center in Johnston, Rhode Island that will bring new technology to the state, expanding our footprint and long-term growth potential. Through these CONs, we have created a clear runway for expansion. We purchased the land for our Bristol center and created floor plans for each of its three care providers, including radiation oncology, medical oncology and advanced radiology specialties. We identified the site for our Johnston center and completed an engineering feasibility study and other key steps in the land acquisition and development process. These opportunities and others allow us to scale the platform and further expand and strengthen our health system partnerships.

Capitalizing on Our International Business

Our international business includes direct patient care centers in Ecuador, Mexico and Peru. This segment continued to deliver strong results in 2025 with several new opportunities for center development in underserved regions.

Last year, we relocated our Peru cancer treatment center to a new facility in Lima and upgraded its Gamma Knife® to an Esprit, the first in Latin America and currently the only Gamma Knife in Peru. We also began treating patients at our Puebla, Mexico radiation therapy treatment center in July 2024 as planned, and its performance has exceeded expectations. Previously, patients in Puebla and across its region had to travel to Mexico City for radiation therapy cancer treatment services. Now, they can access cutting-edge treatment technology at one of Mexico's most advanced facilities.



Additionally, we anticipate increased volumes at our Gamma Knife treatment center in Ecuador—the only Gamma Knife in that country. And we expect the new Gamma Knife Esprit at our center under development in Guadalajara, Mexico to begin operations in fourth quarter 2026. Our international operation provides geographic diversification, sustainable volume and significant upside growth potential.

Gamma Knife Peru Team (left to right): John Herrera Jordan, Physicist, Maria Elena Camargo Paredes, Nurse, Jean Carlos Tacuri Sandoval, Technologist, and Henry Grajeda Carpio, Neurosurgeon.

Strengthening Domestic Leasing

Leasing has always been at the core of our business. In recent years, we streamlined our leasing segment to include eight U.S. facilities: the Orlando Health Cancer Institute proton beam therapy center and seven Gamma Knife centers located at health systems throughout the country. Six of our Gamma Knife partners have signed long-term lease extensions, including a recently executed ten-year extension and Gamma Knife Esprit upgrade, slated for completion in fourth quarter 2026.

We recently leveraged our strong relationship with Orlando Health to successfully execute a seven-year lease extension. Our agreement includes quarterly meetings to review operational, marketing and financial performance issues. Working together, we will implement new strategic initiatives to grow their oncology service line and increase treatment volumes.

At our domestic Gamma Knife centers, we implemented a proactive strategy to work more closely with our partners on marketing, operational and management issues, drawing on best practices from some of the country's most successful programs.

To Our Shareholders

As I reflect on 2025, I am reminded of the value of American Shared's health system partnerships. Over the past year, we closely collaborated with our partners to position the company for success in 2026 and beyond. These alliances—both longstanding and more recently established—are serving us well.

Working with our new strategic partner, Brown University Health, Rhode Island's leading health system, we enhanced recruiting and added talented new radiation oncologists at our radiation therapy centers, which positions us for long-term growth. This relationship, along with our long-standing partnerships with Care New England and CharterCare Health, the second and third largest health systems in the state, will also support the development and growth of our new proton beam radiation therapy center. Representing the vast majority of the state's healthcare market, these partners are providing invaluable insight and access. Further, other major local and regional health systems are expressing interest in becoming capital and clinical partners in the center's development.

With the goodwill established through our long-term relationship with Orlando Health—our partner for almost two decades—we executed a seven-year lease extension with an agreement to increase collaboration to develop and grow their oncology service line and proton beam treatment volumes. Similarly, we are working with our long-term Gamma Knife health system partners on targeted marketing and operational strategies aligned with local markets.

> Working with our new strategic partner, Brown University Health, we enhanced recruiting and added talented new radiation oncologists at our radiation therapy centers, which positions us for long-term growth.

Also, through our joint venture with AB Radiocirugía Y Radioterapia de Puebla—a key international partnership—we own 85 percent of our upgraded Puebla cancer center.

Regrettably, Gary Delanois, Chief Executive Officer, left the company for personal reasons effective April 24, 2026. I want to thank Gary for his many contributions to the company during his tenure. Craig Tagawa, President, has assumed the additional duties of Interim Chief Executive Officer. I also want to thank Greg Mercurio, Senior Vice President of Radiation Oncology, and Scott Frech, Chief Financial Officer, who have made a strong impact on our results. Additionally, in recognition of his contributions in the international arena, we promoted Ernest R. Bates to Senior Vice President of International Sales and Marketing last year.

For 2025, our total revenue was $28.1 million, gross margin was $5.1 million, net loss was $1.6 million and loss per diluted share was $.23. Our total year-end cash balance was $3.7 million. Due to our decisive actions and partner alliances, we are optimistic that we are on track for future success. I am grateful to our team and partners for their commitment and to our shareholders for their continued confidence.

With new partnerships, expanded clinical capacity and renewed operational focus, we are optimistic about 2026. Our two direct patient care facilities under development in Rhode Island, along with the momentum in our international business and new strategic initiatives in our other centers, provide a solid foundation for growth.

I look forward to reporting on our progress in the year ahead.

Ray Stachowiak

Raymond C. Stachowiak
Executive Chairman
April 30, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

        FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

        or

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
        FOR THE TRANSITION PERIOD FROM _____ TO _____.

Commission file number 1-08789

American Shared Hospital Services
(Exact name of registrant as specified in its charter)

California	94-2918118
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

601 Montgomery	Suite 850,	San Francisco,	California	94111-2619
	(Address of Principal Executive Offices)			(Zip Code)

Registrant's telephone number, including area code: (415) 788-5300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock No Par Value	AMS	NYSEAMER

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer ☐   Accelerated Filer ☐   Non-Accelerated Filer ☒   Smaller reporting company ☒
Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2025, the aggregate market value of the common stock held by non-affiliates of the registrant was approximately $11,889,000.

Number of shares of common stock of the registrant outstanding as of March 25, 2026: 6,602,000.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2026 Annual Meeting of Shareholders are incorporated by reference into Part II, Item 5 and Part III of this report.

FORWARD-LOOKING STATEMENTS

Certain matters discussed in this Annual Report on Form 10-K (this "Annual Report") other than statements of historical information are "forward-looking statements." The Private Securities Litigation Reform Act of 1995 has established that these statements qualify for safe harbors from liability. Forward-looking statements may include words like we "believe", "anticipate", "target", "expect", "pro forma", "estimate", "intend", "will", "is designed to", "plan" and words of similar meaning. Forward-looking statements describe our future plans, objectives, expectations or goals. Such statements address future events and conditions concerning and include, but are not limited to, such things as:

- capital expenditures
- earnings
- liquidity and capital resources
- financing of our business
- government programs and regulations
- legislation affecting the health care industry
- accounting matters
- compliance with debt covenants
- competition
- customer concentration
- contractual obligations
- timing of payments
- technology
- interest rates

These forward-looking statements involve known and unknown risks that may cause our actual results in future periods to differ materially from those expressed in any forward-looking statement. Factors that could cause or contribute to such differences include, but are not limited to, such things as:

- our level of debt
- the limited market for our capital-intensive services
- the impact of lowered federal reimbursement rates
- the impact of U.S. health care reform legislation
- competition and alternatives to our services
- technological advances and the risk of equipment obsolescence
- our significant investment in the proton beam radiation therapy business
- restrictions in our debt agreements that limit our flexibility to operate our business
- our ability to be in compliance with our debt covenants and repay our indebtedness
- breaches in security of our information technology
- the small and illiquid market for our stock

These lists are not all-inclusive because it is not possible to predict all factors. A discussion of some of these factors is included in this document under the headings "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" "–Application of Critical Accounting Policies and Estimates" and "–Liquidity and Capital Resources." This report should be read in its entirety. No one section of this report deals with all aspects of the subject matter. Any forward-looking statement speaks only as of the date such statement was made, and we are not obligated to update any forward-looking statement to reflect events or circumstances after the date on which such statement was made, except as required by applicable laws or regulations.

PART I

ITEM 1. BUSINESS

GENERAL

American Shared Hospital Services ("ASHS" and, together with its subsidiaries, the "Company") is a leading provider of turn-key technology solutions for stereotactic radiosurgery and advanced radiation therapy equipment and services. The main drivers of the Company's revenue are numbers of sites, procedure volume, and reimbursement. The Company delivers radiation therapy through medical equipment leasing and direct patient services, its two reportable segments. The medical equipment leasing segment, which we also refer to as the Company's leasing segment, operates by fee-per-use contracts or revenue sharing contracts where the Company shares in the revenue and operating costs of the equipment. The Company's facilities in Rhode Island, Peru, Ecuador, and Mexico are considered direct patient services, where a contract exists between the Company's facilities and the individual treated at the facility.

The Company currently provides Gamma Knife services through its 81% indirect interest in GK Financing, LLC, a California limited liability company ("GKF") to seven medical centers in eight states in the United States, and owns and operates two Gamma Knife units at stand-alone facilities in Lima, Peru and Guayaquil, Ecuador. The remaining 19% of GKF is owned by GKV Investments, Inc. ("GKV Investments"), a wholly-owned U.S. subsidiary of Elekta AG, a Swedish company ("Elekta"). Elekta is the manufacturer of the Leksell Gamma Knife® (the "Gamma Knife"), which is a radiosurgery-treatment device that uses precise beams of gamma radiation to non-invasively target and remove lesions or tumors in the brain and treat various neurological disorders. GKF is a non-exclusive provider of alternative financing services for Leksell Gamma Knife units.

GKF has established the wholly-owned subsidiaries Instituto de Gamma Knife del Pacifico S.A.C. ("GKPeru") and HoldCo GKC S.A ("HoldCo") for the purpose of providing direct patient Gamma Knife services in Peru and Ecuador, respectively. HoldCo owns approximately 99.3% of the total outstanding shares of Gamma Knife Center Ecuador S.A. ("GKCE").

The Company wholly-owns the subsidiaries American Shared Radiosurgery Services ("ASRS"), ASHS-Mexico, S.A. de C.V. ("ASHS-Mexico"), ASHS-Rhode Island Proton Beam Radiation Therapy, LLC ("RI PBRT"), ASHS-Bristol Radiation Therapy, LLC ("Bristol"), OR21, Inc. and MedLeader.com, Inc. ("MedLeader").

ASRS is the majority-owner of GKF. GKF also owns a 51% interest in Albuquerque GK Equipment, LLC ("AGKE") and Jacksonville GK Equipment, LLC ("JGKE"). The remaining 49% in each of these two companies is owned by radiation oncologists.

The Company is also the sole owner of PBRT Orlando, LLC ("Orlando") and the majority owner of Long Beach Equipment, LLC ("LBE") which were formed to provide proton beam radiation therapy services in Orlando, Florida and Long Beach, California, respectively. A 40% minority ownership in LBE is owned by radiation oncologists.

On April 27, 2022, the Company signed a Joint Venture Agreement with the principal owners of Radioterapia Guadalupe Amor y Bien S.A. de C.V. ("Guadalupe") to establish AB Radiocirugia Y Radioterapia de Puebla, S.A.P.I. de C.V. of Puebla ("Puebla") to treat public- and private-paying cancer patients. The Company and Guadalupe hold 85% and 15% ownership interests, respectively, in Puebla. Under the agreement, the Company is responsible for providing a linear accelerator ("LINAC") upgrade to an Elekta Versa HD, and Guadalupe is accountable for all site modification costs. The Company formed ASHS-Mexico on October 3, 2022 to establish Puebla. Puebla was formed on December 15, 2022 and began treating patients in July 2024.

On November 10, 2023, the Company entered into an Investment Purchase Agreement (the "IPA") with GenesisCare USA, Inc. ("GenesisCare") and GenesisCare USA Holdings, Inc. ("GC Holdings"), pursuant to which GenesisCare agreed to sell to the Company its entire 60% equity interest in each of Southern New England Regional Cancer Center, LLC ("SNERCC") and Roger Williams Radiation Therapy, LLC ("RWRT"; together with SNERCC, the "RI Companies") and to assign certain payor contracts to the Company for a purchase price of $2,850,000 (such transaction, the "RI Acquisition"). Pursuant to amendments to the IPA entered into on April 18, 2024 and May 7, 2024, the Company purchased a GE Discovery RT CT Simulator from GenesisCare for $175,000, and GenesisCare agreed to transfer certain assets and payor contracts to the RI Companies rather than the Company. The parties closed the RI Acquisition on May 7, 2024. Accordingly, activity from May 7, 2024 forward is included under direct patient services in the consolidated financial statements. See Note 12 - Rhode Island Acquisition to the consolidated financial statements for further information. The RI Companies operate three radiation therapy cancer centers in Rhode Island. By acquiring the RI Companies, the Company further expanded its direct patient service business model in the United States and diversified its cancer treatment product offerings.

On April 9, 2024, Bristol was granted a Certificate of Need (a "CoN") to provide radiation therapy services in Bristol, Rhode Island. On February 6, 2025, Bristol closed on the acquisition of certain parcels of real property located on Gooding Avenue, Bristol, Rhode Island for a purchase price of $1,185,000. The Company expects to construct a LINAC facility on this real property. The Company anticipates the facility being built and treating its first patient in approximately 18 to 24 months.

On June 28, 2024, ASHS-Mexico signed a Joint Venture Agreement with Hospital San Javier, S.A. de C.V. ("HSJ") to establish Instituto Gamma Knife San Javier Mexico S.A.P.I. de C.V. ("San Javier") to provide radiosurgery services to public- and private-paying patients in Guadalajara, Mexico. The Company and HSJ will hold 70% and 30% ownership interests, respectively, in San Javier. Under the agreement, the Company is responsible for upgrading HSJ's existing Gamma Knife Perfexion system to a Gamma Knife Esprit and paying 50% of all site modification costs required to install the Esprit. The Company does not expect that San Javier will begin treating patients until mid to late 2026.

On December 10, 2024, RI PBRT was granted a CoN to acquire the technology necessary to construct and operate a freestanding proton beam radiation treatment ("PBRT") system in Johnston, Rhode Island. The Company anticipates the facility being built and treating its first patient in approximately 36 months.

MedLeader was formed to provide continuing medical education online and through videos for doctors, nurses and other health care practitioners. MedLeader is not operational at this time and is not expected to generate significant revenue within the next two years.

The Company owns 50% of "The Operating Room for the 21st Century"SM, OR21, LLC ("OR21"). The remaining 50% of OR21 is owned by an architectural design company. OR21 is not operational at this time.

The Company was incorporated in the State of California in 1983 and its predecessor, Ernest A. Bates, M.D., Ltd. (d/b/a American Shared Hospital Services), a California limited partnership, was formed in June 1980. The Company went public in 1984 and its common stock is currently listed on the NYSE American Stock Exchange under the symbol "AMS".

OPERATIONS

Radiation Therapy Services

The Company is continuing its efforts to expand radiation therapy services both domestically and internationally. On May 7, 2024, the Company acquired a 60% interest in the RI Companies. The RI Companies operate three, existing, stand-alone radiation therapy cancer centers in Woonsocket, Warwick and Providence, Rhode Island. In July 2024, the Company began treating patients at its stand-alone radiation therapy facility in Puebla, Mexico. In addition, on April 9, 2024, Bristol was granted a CoN to provide radiation therapy services in Bristol, Rhode Island.

Additional information on our operations can be found in "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Note 1 - Business And Basis of Presentation" of the consolidated financial statements.

Proton Beam Radiation Therapy Operations

PBRT is an advanced alternative to traditional external beam, photon-based radiation delivered by LINACs. PBRT, first clinically introduced in the 1950s, has physics advantages compared to photon-based systems which allow PBRT to deliver higher radiation doses to the tumor with less radiation to healthy tissue. PBRT currently treats but is not limited to prostate, brain, spine, head and neck, lung, breast, gastrointestinal tract and pediatric tumors.

Introduction of PBRT in the United States, until recently, has been limited due to the high capital costs of these projects. The Company believes that the current development of single treatment room PBRT systems at lower capital costs and the level of reimbursement for PBRT from the Centers for Medicare & Medicaid Services ("CMS") will help make this technology available to a larger segment of the market.

The Company currently has a PBRT system located in Orlando, Florida. Additionally, on December 10, 2024, RI PBRT was granted a CoN in Rhode Island to acquire the technology necessary to construct and operate a freestanding PBRT system.

On March 13, 2026, the Company and Orlando Health, Inc. ("Orlando Health") entered into Amendment Two to Proton Beam Radiation Therapy Lease Agreement (the "Amendment"). The Amendment extends the term of the Proton Beam Radiation Therapy Lease Agreement dated October 18, 2006 between the Company and Orlando Health, as amended by Amendment One to Proton Beam Radiation Therapy Lease Agreement dated effective as of August 12, 2012 (the "Lease") for an additional seven years commencing April 6, 2026 through April 5, 2033 (the "Extended Term"), and sets the lease payment terms during the Extended Term based on a technical component collection percentage with that percentage decreasing during certain of the twelve month periods of the Extended Term. The Amendment amends certain other terms of the Lease and sets forth certain agreements between the parties with respect to the leased equipment, including (i) an option granted to Orlando Health whereby it may elect to purchase the leased equipment at the end of the lease term, including setting the purchase price and the period in which Orlando Health may exercise its option, (ii) matters related to the Company's obligation to remove, at its expense, the leased equipment from Orlando Health at the end of the Extended Term in the event Orlando Health does not exercise its purchase option, and certain financial understandings of the parties related to that obligation, and (iii) maintenance and insurance coverage obligations of the parties.

Additional information on our operations can be found in "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Note 1 - Business And Basis of Presentation" of the consolidated financial statements.

Gamma Knife Operations

Gamma Knife stereotactic radiosurgery, a non-invasive procedure, is an alternative to conventional brain surgery and/or radiation therapy. It can be an adjunct to conventional brain surgery, radiation therapy, or chemotherapy. Compared to conventional surgery, Gamma Knife radiosurgery usually is an out-patient procedure with lower risk of complications and can be provided at a lower cost. Typically, Gamma Knife patients resume their pre-surgical activities one or two days after treatment. The Gamma Knife Perfexion unit, which was introduced by Elekta in 2006, treats patients with 192 single doses of gamma rays that are focused with great precision on small and medium sized, well circumscribed and critically located structures in the brain. The Cobalt-60 sources converge at the target area and deliver a dose that is high enough to destroy the diseased tissue without damaging the surrounding healthy tissue. In 2015, Elekta introduced an upgrade to the Gamma Knife Perfexion unit called the Icon. In 2022, Elekta introduced an upgrade to the Icon, called the Esprit. Currently, all of the Company's seven Gamma Knife units in the United States are Gamma Knife Perfexion units, five of which have the Esprit upgrade, and one of which has the Icon upgrade. The Perfexion with Icon upgrade was completed in October 2020 for one of the Company's U.S. Gamma Knife units. Five of the Company's seven U.S. Gamma Knife units were upgraded to the Esprit in October 2023, January 2024, September 2024, January 2025, and April 2025 respectively. The Company's Gamma Knife unit in Ecuador was upgraded in November 2023 to a Perfexion with Icon. The Company's Gamma Knife unit in Peru was upgraded to a Gamma Knife Esprit in July 2025.

The Gamma Knife treats selected malignant and benign brain tumors, arteriovenous malformations, and functional disorders including trigeminal neuralgia (facial pain).

The Company, currently, has seven operating Gamma Knife units located in the United States and two in South America in Lima, Peru and Guayaquil, Ecuador, respectively. The Company's first Gamma Knife commenced operation in September 1991. The Company's Gamma Knife units performed 937 procedures in 2025 for a cumulative total of approximately 49,400 procedures from commencement through December 31, 2025.

Revenue from Gamma Knife services for the Company during each of the last two years ended December 31, and the percentage of total revenue of the Company represented by the Gamma Knife for each of the last two years, are set forth below:

Year Ended December 31,	Total Gamma Knife Revenue (in thousands)		Gamma Knife % of Total Revenue
2025	$	9,185	32.7%
2024	$	9,716	34.3%

The Company conducts its Gamma Knife business through its 81% indirect interest in GKF. The remaining 19% interest is indirectly owned by Elekta through its wholly-owned subsidiary, GKF Investments. GKF, formed in October 1995, is managed by its policy committee. The policy committee is composed of one representative from the Company, Raymond Stachowiak, ASHS' Executive Chairman of the Board, and one representative from Elekta. The policy committee sets the operating policy for GKF. The policy committee may act only with the unanimous approval of both of its members. The policy committee selects a manager to handle GKF's daily operations. Craig K. Tagawa, Chief Executive Officer of GKF and President of ASHS, serves as GKF's manager.

GKF's profits and/or losses and any cash distributions are allocated based on membership interests. GKF's operating agreement requires that it have a cash reserve of at least $50,000 before cash distributions are made to its members. From inception to December 31, 2025, GKF has distributed $50,815,000 to the Company and $11,920,000 to Elekta.

CUSTOMERS

The Company's current business is the provisioning of stereotactic radiosurgery services and radiation therapy services either through medical equipment leasing or direct patient services to cancer patients. For medical equipment leasing, the Company typically provides the equipment, as well as planning, installation, reimbursement and marketing support services. The business is capital intensive; the total cost of a Gamma Knife facility usually ranges from $3.0 million to $4.5 million, including equipment, site construction and installation; the total cost of a single room PBRT system usually ranges from $30.0 million to $50.0 million, inclusive of equipment, site construction and installation. Under a leasing arrangement, the Company pays for the equipment and the medical center generally pays for site and installation costs.

The Company also owns and operates two single-unit Gamma Knife facilities in Peru and Ecuador, where it provides radiosurgery services directly to the patient. The Company also added four direct patient radiation therapy treatment centers during 2024, which it owns and manages. The Company acquired a 60% interest in three of these facilities through the RI Acquisition in May 2024 and started treating patients in Puebla, Mexico in July 2024. The market for these services primarily consists of medium sized medical centers and free-standing radiation therapy facilities.

The following is a listing of the Company's current medical equipment leases:

Customers (Gamma Knife except as noted)	Original Term of Contract (in years)	Year Contract Began	Basis of Payment
Southwest Texas Methodist Hospital San Antonio, Texas	10	1998	Fee per use
Central Mississippi Medical Center Jackson, Mississippi	10	2001	Fee per use
OSF Saint Francis Medical Center Peoria, Illinois	10	2001	Fee per use
Albuquerque Regional Medical Center Albuquerque, New Mexico	10	2003	Fee per use
Northern Westchester Hospital Mt. Kisco, New York	10	2005	Fee per use
PeaceHealth Sacred Heart Medical Center at RiverBend Eugene, Oregon	10	2014	Revenue Sharing
Orlando Health Cancer Institute Orlando, Florida (PBRT)	10	2016	Revenue Sharing
Methodist Hospital Merrillville, Indiana	10	2019	Revenue Sharing

The Company's typical fee per use leasing agreement is for a ten-year term. The fixed fee per use reimbursement amount that the Company receives from the customer is based on the Company's cost to provide the service and the anticipated volume of the customer. The Gamma Knife contracts signed by the Company typically call for a fee ranging from $5,000 to $9,000 per procedure. There are no minimum volume guarantees required of the customer. In most cases, GKF is responsible for providing the Gamma Knife and related ongoing Gamma Knife equipment expenses (i.e., personal property taxes, insurance, and equipment maintenance) and helps fund the customer's Gamma Knife marketing. The customer generally is obligated to pay site costs and the costs of operating the Gamma Knife. The customer can either renew the agreement or terminate the agreement at the end of the contractual term. If the customer chooses to terminate the agreement, then GKF may be responsible for removal of the equipment from the medical center.

The Company's typical revenue sharing leasing agreements are for a period of ten years. Instead of receiving a fixed fee, the Company receives all or a percentage of the reimbursement (exclusive of physician fees) received by the customer. The Company and customer are at risk for any reimbursement rate changes for radiosurgery or radiation therapy services by the government or other third-party payors. There are no minimum volume guarantees required of the customer.

Two customers individually accounted for approximately 26% and 31% of the Company's total revenue in 2025, and two customers individually accounted for approximately 35% and 27% of the Company's total revenue in 2024, respectively. At December 31, 2025, four locations accounted for 81% of total accounts receivable. At December 31, 2024, one location accounted for 32% of total accounts receivable.

MARKETING

The Company markets turn-key business solutions to cancer treatment centers, health systems, and cancer networks worldwide. The Company works closely with its partners to develop and grow its cancer service lines and provide integrated cancer care to patients in a convenient local setting close to home. For facilities under joint venture arrangements, the Company and its joint venture partners share in the capital investment costs and profitability of the operations based on their ownership interests.

FINANCING

On April 9, 2021, ASHS, Orlando, GKF (together with ASHS and Orlando, the "Borrowers"), and ASRS (together with the Borrowers, collectively, the "Loan Parties") entered into a five-year $22,000,000 credit agreement (the "Credit Agreement") with Fifth Third Bank, N.A. ("Fifth Third"). Capitalized terms that are used but not defined in this "Financing" section have the meanings given to them in the Credit Agreement, as amended. The Credit Agreement includes three loan facilities (collectively, the "Facilities"). The first loan facility is a $9,500,000 term loan (the "Term Loan") which was used to refinance the domestic Gamma Knife debt and finance leases and for associated closing costs. The second loan facility of $5,500,000 is a delayed draw term loan (the "DDTL") which was used to refinance the Company's PBRT finance leases and associated closing costs, as well as to provide additional working capital. The third loan facility provides a $7,000,000 revolving line of credit (the "Revolving Line") available for future projects and general corporate purposes. The Facilities have a five-year maturity, which mature on April 9, 2026, and are secured by a lien on substantially all of the assets of the Loan Parties and are guaranteed by ASHS. ASHS is currently in discussions with Fifth Third regarding a potential extension of the maturity of the Facilities. However, there can be no assurance that Fifth Third will agree to such an extension or, if obtained, as to the terms or duration of any such extension. If ASHS is unable to obtain an extension of the maturity of the Facilities, the Company will not have sufficient cash on hand to repay the Facilities at maturity.

On January 25, 2024, the Loan Parties and Fifth Third entered into a First Amendment to the Credit Agreement (the "First Amendment"), which amended the Credit Agreement to add the Supplemental Term Loan in the aggregate principal amount of $2,700,000 (the "Supplemental Term Loan"). The proceeds of the Supplemental Term Loan were advanced in a single borrowing on January 25, 2024, and were used for capital expenditures related to the Company's operations in Puebla, Mexico and other related transaction costs. The Supplemental Term Loan will mature on January 25, 2030 (the "Maturity Date"). Interest on the Supplemental Term Loan was payable monthly during the initial twelve-month period following the First Amendment Effective Date. Following such twelve-month period, the Company is required to make equal monthly payments of principal and interest to fully amortize the amount outstanding under the Supplemental Term Loan by the Maturity Date. The Supplemental Term Loan is secured by a lien on substantially all of the assets of ASHS and certain of its domestic subsidiaries. The First Amendment also replaced the LIBOR-based rates in the Credit Agreement with SOFR-based rates. Pursuant to the First Amendment, advances under the Credit Agreement bear interest at a floating rate per annum equal to SOFR plus 3.00%, subject to a SOFR floor of 0.00% (the "Applicable Rate").

On December 18, 2024, the Company and Fifth Third entered into a Second Amendment to the Credit Agreement (the "Second Amendment"), which amended the Credit Agreement to add a new term loan in the aggregate principal amount of $7,000,000 (the "Second Supplemental Term Loan"). The proceeds of the Second Supplemental Term Loan were advanced in a single borrowing on December 18, 2024, and were used for capital expenditures related to the Company's domestic Gamma Knife leasing operations and the RI Acquisition and related transaction costs. The Second Supplemental Term Loan will mature on December 18, 2029 (the "Second Maturity Date"). Interest on the Second Supplemental Term Loan was payable monthly during the initial twelve-month period following the Second Amendment Effective Date. Following such twelve-month period, the Company is required to make equal monthly payments of principal and interest to fully amortize the amount outstanding under the Second Supplemental Term Loan over a period of seven years. All unpaid principal of the Second Supplemental Term Loan and accrued and unpaid interest thereon is due and payable in full on the Second Maturity Date. The Second Supplemental Term Loan is secured by a lien on substantially all of the assets of ASHS and certain of its domestic subsidiaries. Advances under the Credit Agreement bear interest at the Applicable Rate established under the First Amendment.

The Credit Agreement contains customary covenants and representations, including without limitation, a minimum fixed-charge coverage ratio of 1.25 and maximum funded debt-to-EBITDA ratio of 3.0 to 1.0 (tested on a trailing twelve-month basis at the end of each fiscal quarter), an obligation that the Company maintain $5,000,000 of unrestricted domestic cash, reporting obligations, limitations on dispositions, changes in ownership, mergers and acquisitions, indebtedness, encumbrances, distributions, investments, transactions with affiliates, and capital expenditures.

On September 30, 2025, the Company received a limited waiver from Fifth Third with respect to its failure to be in compliance with the maximum funded debt-to-EBITDA ratio covenant in the Credit Agreement as of June 30, 2025 and with respect to the delivery of items following the closing of the Second Amendment.

As of September 30, 2025, the Company was not in compliance with its obligation to maintain minimum unrestricted domestic cash and Cash Equivalents of at least an aggregate of $5,000,000 (the "Minimum Cash Covenant"). On December 10, 2025, the Loan Parties received a notice from Fifth Third (i) asserting that an Event of Default occurred under the Credit Agreement due to the failure of the Borrowers to comply with the Minimum Cash Covenant for the fiscal quarter ending September 30, 2025 (the "September Event of Default"), and (ii) informing the Loan Parties that Fifth Third has suspended the Revolving Loan Commitment with respect to additional Revolving Loan Advances. In addition to confirming that Fifth Third has not waived the September Event of Default or any other Event of Default, the notice reserves all of Fifth Third's other rights, powers, privileges, and remedies under the Credit Agreement, the other Loan Documents, applicable law, and otherwise with respect to any Event of Default, including but not limited to Fifth Third's right to accelerate the Borrowers' payment obligations in respect of all Advances and other Obligations owing under the Credit Agreement and to repossess, liquidate, or take any other action with respect to any or all Collateral.

As of December 31, 2025, the Company was not in compliance with the minimum fixed-charge coverage ratio, the maximum funded debt-to-EBITDA ratio, and the Minimum Cash Covenant required by the Credit Agreement (the "December Events of Default," together with the September Event of Default, the "Financial Covenant Defaults"). The Company has notified Fifth Third of the December Events of Default, and as a result thereof, Fifth Third may exercise any of its rights, powers, privileges, and remedies under the Credit Agreement, the other Loan Documents, and applicable law, including but not limited to the right to accelerate the Borrowers' payment obligations under the Credit Agreement.

Due to the Financial Covenant Defaults described above, the Loan Parties are not in compliance with the Credit Agreement as of December 31, 2025. As of the date of this Annual Report, Fifth Third has not accelerated the obligations of the Loan Parties under the Credit Agreement or other Loan Documents. ASHS is currently in discussions with Fifth Third regarding a waiver and an amendment to the Credit Agreement along with, as described above, an extension of the maturity of the Facilities. However, there can be no assurances regarding the outcome of such discussions.

The Company's acquisition of GKCE and the Gamma Knife Esprit in Ecuador is financed by the United States International Development Finance Corporation ("DFC"). The loan entered into with DFC in connection with the acquisition of GKCE in June 2020 (the "DFC Loan"; together with the Credit Agreement, the "Credit Agreements") is secured by a lien on GKCE's assets. The first tranche of the DFC Loan was funded in June 2020 in the amount of $1,425,000. In October 2023, the second tranche of the DFC Loan was funded in the amount of $1,750,000 to finance the equipment upgrade in Ecuador. The amount outstanding under the first tranche of the DFC Loan is payable in 29 quarterly installments with a fixed interest rate of 3.67%. The amount outstanding under the second tranche of the DFC Loan is payable in 16 quarterly installments with a fixed interest rate of 7.49%. The maturity date for the first and second tranche of the DFC Loan is December 15, 2027.

The DFC Loan also contains customary covenants and representations, including without limitation, requirements that ASHS's wholly-owned subsidiary, HoldCo, maintain certain financial ratios related to liquidity and cash flow as well as depository requirements. On March 28, 2024, HoldCo received a waiver and amendment to the DFC Loan from DFC for certain covenants as of December 31, 2023 and through December 31, 2024, which amended other covenants and definitions permanently in the DFC Loan. On March 3, 2025, the Company received an additional waiver from DFC for certain covenants as of December 31, 2024 and through December 31, 2025.

In November and December 2024, GKCE obtained two loans with banks locally in Ecuador (the "GKCE Loans"). The GKCE Loans carry interest rates of 12.60% and 12.78% and are payable in twelve and thirty-six equal monthly installments of principal and interest, respectively. The Company did not capitalize any debt issuance costs related to the GKCE Loans.

As a result of the Loan Parties' Financial Covenant Defaults under the Credit Agreement with Fifth Third discussed above, ASHS has determined that the non-compliance with the Credit Agreement could be deemed to have resulted in an Event of Default (as defined in the DFC Loan) under the DFC Loan (the "Potential Event of Default"). However, as of the date of this Annual Report, DFC has not delivered any notice to HoldCo or ASHS asserting the occurrence of an Event of Default or sought to exercise any remedies it may have under the DFC Loan.

Due to the Potential Event of Default, HoldCo may be deemed to not be in compliance with the DFC Loan as of September 30, 2025 and December 31, 2025.

The Company's failure to comply with the covenants under the Credit Agreements could result in the Company's credit commitments being terminated and the principal of any outstanding borrowings, together with any accrued but unpaid interest, under the Credit Agreements could be declared immediately due and payable. Furthermore, the lenders under the Credit Agreements could also exercise their rights to take possession of, and to dispose of, the collateral securing the credit facilities and loans and could pursue additional default remedies upon default as set forth in each such agreement.

As long as the Company remains in default under the Credit Agreements, Fifth Third and DFC could accelerate all payment obligations under the Credit Agreements. Although, as of the date of this Annual Report, neither Fifth Third nor DFC has exercised their acceleration rights, if Fifth Third or DFC were to accelerate all payment obligations under the Credit Agreements as a result of the defaults thereunder, the Company would not have sufficient cash on hand to satisfy such accelerated payment obligations. As a result, these conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company continues to evaluate the implications of the information described above on its liquidity, financial condition, going-concern considerations, operations, and any other impact on its consolidated financial statements.

See Note 5 - Long Term Debt to the consolidated financial statements and Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Long-Term Debt for additional information.

COMPETITION

Conventional neurosurgery, radiation therapy and other radiosurgery devices are the primary competitors of Gamma Knife radiosurgery. Gamma Knife radiosurgery has gained acceptance as an alternative and/or adjunct to conventional surgery due to its more favorable morbidity outcomes for certain procedures as well as its non-invasiveness. Utilization of the Company's Gamma Knife units is contingent on the acceptance of Gamma Knife radiosurgery by the customer's neurosurgeons, radiation oncologists and referring physicians. In addition, the utilization of the Company's Gamma Knife units is impacted by the proximity of competing Gamma Knife centers and providers using other radiosurgery devices.

Conventional LINAC-based radiation therapy is the primary competitor of the Company's proton therapy system at Orlando Health Cancer Institute ("Orlando Health"). Proton beam radiation therapy has been available for many years and is recognized as a clinically beneficial alternative to conventional LINACs for certain tumor types. However, conventional radiation therapy remains more widely available and continues to be used as the primary treatment for many cancer types, due in part to the relatively limited number of proton beam radiation therapy centers, with fewer than 50 currently operating in the United States. Utilization of the Company's proton therapy system is dependent on the acceptance of this technology by Orlando Health's radiation oncologists and referring physicians, as well as patient self-referrals. There are currently no competing proton therapy facilities located in the immediate Orlando area in which the Company's site operates; however, approximately eight other proton therapy centers currently operate or are under development elsewhere in Florida

There are several competing manufacturers of PBRT systems, including Mevion, IBA Particle Therapy Inc., Hitachi Ltd., Sumitomo Heavy Industries, Ltd., ProTom International, Inc. and Mitsubishi Electric Corp. The Company has purchased one MEVION S250. The Mevion system, as well as single room proton therapy systems from other manufacturers, potentially provides cancer centers the opportunity to introduce single treatment room PBRT services with a cost in the range of approximately $30 to $50 million versus four and five PBRT treatment room programs costing in excess of $120 million including facility costs. The MEVION S250 system received FDA approval in the second quarter of 2012 and the first clinical treatment occurred in December 2013 at Barnes-Jewish Hospital. The MEVION S250i (Hyperscan) unit, which includes pencil beam scanning, was FDA approved in December 2017. The Company's first MEVION S250 system in operation at Orlando Health treated its first patient in April 2016.

Conventional LINAC-based radiation therapy is the most common form of radiation therapy treatment and is dependent on the radiation oncologists and their referring physicians. Conventional LINAC installations cost in the range of approximately $3 million to $4 million including facility costs. The Company's ability to enter in arrangements with radiation therapy providers depends on the decision of the facilities to self-fund, use conventional financing, or utilize one of the Company's financing alternatives.

There are primarily three LINAC OEMs: Varian, Elekta and Accuray.

The Company believes the business models it has developed for use in its stereotactic radiosurgery equipment and advanced radiation therapy placements can be tailored for the PBRT market segment. The Company is targeting large, hospital-based cancer programs. The Company's ability to develop a successful PBRT financing entity depends on the decision of cancer centers to self-fund or to fund the PBRT through conventional financing vehicles rather than the Company, the Company's ability to capture market share from competing alternative PBRT financing entities, and the Company's ability to raise capital to fund PBRT projects.

The Company's ability to secure additional customers for stereotactic radiosurgery equipment, advanced radiation therapy equipment and services and other proton beam radiation therapy services, or other equipment, is dependent on its ability to effectively compete against the manufacturers of these systems selling directly to potential customers and other companies that outsource these services. The Company does not have an exclusive relationship with any manufacturer and has previously lost sales to customers that chose to purchase equipment directly from manufacturers. The Company may continue to lose future sales to such customers and to the Company's competitors.

GOVERNMENT PROGRAMS

The Medicare program is administered by CMS of the U.S. Department of Health and Human Services. Medicare is a health insurance program primarily for individuals 65 years of age and older, certain younger people with disabilities, and people with end-stage renal disease, and is provided without regard to income or assets.

The Medicare program is subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review, and federal and state funding restrictions, all of which could materially increase or decrease payments from these government programs in the future, as well as affect the cost of providing services to patients and the timing of payments to our client hospitals.

The Company's Gamma Knife and PBRT customers receive payments for patient care from federal government and private insurer reimbursement programs. Currently in the United States, Gamma Knife and proton therapy services are performed primarily on an out-patient basis. Gamma Knife patients with Medicare as their primary insurer, treated on either an in-patient or out-patient basis, comprise an estimated 35%-45% of the total Gamma Knife patients treated nationwide. PBRT patients with Medicare as their primary insurer are treated primarily on an out-patient basis and comprise an estimated 45% of the total radiation therapy patients treated.

On September 29, 2020, CMS published a final rule that would have implemented a new mandatory payment model for radiation oncology services delivered to certain Medicare beneficiaries: the Radiation Oncology Alternative Payment Method ("RO APM"). On August 29, 2022, CMS published a final rule that delayed the start date of the RO APM to a date to be determined through future rulemaking and amended the definition of "model performance period" to provide that the start and end dates of the five-year model performance period will be established by CMS through future rulemaking. If the RO APM had not been delayed, it would have significantly altered CMS' payment methodology from a fee for service paradigm to a set reimbursement by cancer type methodology for radiation services provided within a 90 day episode of care. Under the RO APM, hospital-based and free-standing radiation therapy providers would have been required to participate in the model based on whether the radiation therapy provider is located within a randomly selected core-based statistical area. At this time, it is not clear if the RO APM will be implemented and, if it is implemented, the timing for implementation and in what form it will be implemented. If a start date for the RO APM is proposed, CMS will provide at least six months' notice in advance of the proposed start date, and the proposed start date will be subject to public comment.

The average Medicare reimbursement delivery rate trends for Gamma Knife services from 2024 to 2026 are outlined below:

Average Medicare Reimbursement Delivery Rate Trends - Gamma Knife

2024	2025	2026
$7,420	$7,645	$7,525

The average Medicare reimbursement delivery rate trends for PBRT from 2024 to 2026 are outlined below. Patients typically undergo 25-40 delivery sessions.

Average Medicare Reimbursement Delivery Rate Trends - PBRT

	2024	2025	2026
Simple without Compensation	$ 561	$ 578	$ 565
Simple with Compensation, Intermediate, or Complex	$ 1,362	$ 1,276	$ 1,277

We are unable to predict the effect of future government health care funding policy changes on operations. If the rates paid by governmental payers are reduced, if the scope of services covered by governmental payers is limited, or if one or more of our hospital clients are excluded from participation in the Medicare program or any other government health care program, there could be a material adverse effect on our business.

Affordable Care Act and Subsequent Regulation

In March 2010, the Patient Protection and Affordable Care Act was enacted, as amended by the Health Care and Education Reconciliation Act of 2010 (the "Affordable Care Act"), which resulted in significant changes to the health care industry. The primary goal of the legislation was to extend health care coverage to uninsured legal U.S. residents through both an expansion of public programs and reforms to private sector health insurance. The expansion of insurance coverage was expected to be funded in part by measures designed to promote quality and cost efficiency in health care delivery and by budgetary savings in the Medicare and Medicaid programs. Because the Company is not a health care provider, we were not directly affected by the law, but we could be indirectly affected principally as follows:

- The repeal of the Affordable Care Act's individual mandate requirement pursuant to the Tax Cuts and Jobs Act of 2017 could results in a decrease in the number of insured patients seeking Gamma Knife or radiation therapy treatment.

- The Company's revenue sharing contracts are subject to reimbursement rate changes for radiosurgery or radiation therapy services by the government or other third-party payors. Any changes to Medicare or Medicaid reimbursement through the repeal or modification of the Affordable Care Act could affect revenue generated from these sites.

Certain provisions of the Affordable Care Act have been subject to modification, regulatory changes, and legal challenges. For example, the Tax Cuts and Jobs Act of 2017 eliminated the federal tax penalty associated with the Affordable Care Act's individual mandate beginning in 2019, and subsequent legislative and regulatory actions have modified or delayed implementation of certain provisions of the Affordable Care Act. The Affordable Care Act has also been subject to litigation and repeal efforts. For example, in litigation in Texas, a federal district court held in 2018 that the elimination of the individual mandate penalty rendered the Affordable Care Act unconstitutional in its entirety. However, in 2021, the U.S. Supreme Court dismissed such challenge on standing grounds without addressing the merits, thereby leaving open the opportunity for additional challenges on the same issues that may yet affect the validity of the Affordable Care Act. Although the Affordable Care Act remains in effect, it continues to be subject to potential legislative, regulatory, and judicial developments.

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted, including measures to reduce Medicare payments to providers, such as sequestration reductions (generally up to 2% each fiscal year) under the Budget Control Act of 2011 that began in 2013 and have been extended through 2030 by subsequent legislation, including the Coronavirus Aid, Relief and Economic Security Act of 2020. Additional laws, such as the American Taxpayer Relief Act of 2012, have also reduced Medicare payments to several providers and expanded the government's ability to recover overpayments. It is unclear what effect, if any, the shifting legislative and other governmental proposals would have on our business.

GOVERNMENT REGULATION

The payment of remuneration to induce the referral of health care business has been a subject of increasing governmental and regulatory focus in recent years. Section 1128B(b) of the Social Security Act (sometimes referred to as the "federal anti-kickback statute") provides criminal penalties and fines for individuals or entities that offer, pay, solicit or receive remuneration in order to induce referrals for items or services for which payment may be made under the Medicare and Medicaid programs and certain other government funded programs. The Affordable Care Act amended the anti-kickback statute to eliminate the requirement of actual knowledge, or specific intent to commit a violation, of the anti-kickback statute. The Social Security Act authorizes the Office of Inspector General through civil proceedings to exclude an individual or entity from participation in the Medicare and state health programs if it is determined any such party has violated Section 1128B(b) of the Social Security Act. However, the federal anti-kickback statute is subject to evolving interpretations. In the past, the government has enforced the federal anti-kickback statute to reach large settlements with healthcare companies based on sham consulting and other financial arrangements with physicians. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Additionally, the majority of states also have anti-kickback laws, which establish similar prohibitions and, in some cases, may apply to items or services reimbursed by any third-party payor, including commercial insurers. The Company believes that it is in compliance with the federal anti-kickback statute and, to the extent applicable, any state anti-kickback laws.

In addition, in March 2025, bipartisan legislation titled the Radiation Oncology Case Rate Value Based Program Act of 2025 (the "ROCR Act") was introduced in the U.S. House of Representatives and the U.S. Senate. The ROCR Act would require CMS to establish a new, specialized payment program under Medicare pursuant to which radiation therapy providers and suppliers would receive bundled payments for episodes of care provided to individuals with specified cancer types (with each episode of care generally beginning at the time radiation therapy planning is furnished and ending 30 or 90 days later depending on the type of cancer being treated). The proposed program is intended to implement a case-rate payment methodology and has been described by industry participants as a more simplified alternative to the RO APM. The ROCR Act model would cover primarily external beam radiation therapy ("EBRT") modalities for the 15 most common cancer types. However, unlike the RO APM, proton beam radiation therapy services would remain outside the ROCR Act model and would remain subject to fee-for-service reimbursement. As a result, reimbursement for services involving the Company's

PBRT system would fall outside the scope of the ROCR Act as currently contemplated, while reimbursement for services involving the Company's Gamma Knife units (which provide a specialized form of EBRT) would likely be subject to the ROCR Act program. The ROCR Act remains pending, and it is uncertain whether it will be enacted or, if enacted, the timing, scope, or ultimate form of any such program or its impact on the Company's business.

Additionally, the Omnibus Budget Reconciliation Act of 1993, often referred to as "Stark II", bans physician self-referrals to providers of designated health services with which the physician has a financial relationship. On September 5, 2007, the third and final phase of the Stark regulations (Phase III) was published. The term "designated health services" includes, among others, radiation therapy services and in-patient and out-patient hospital services. On January 1, 1995, the Physician Ownership and Referral Act of 1993 became effective in California. This legislation prohibits physician self-referrals for covered goods and services, including radiation oncology, if the physician (or the physician's immediate family) concurrently has a financial interest in the entity receiving the referral. The Company believes that it is in compliance with these rules and regulations.

On August 19, 2008, CMS published a final rule relating to inpatient hospital services paid under the Inpatient Prospective Payment System for discharges in the Fiscal Year 2009 (the "Final Rule"). Among other things, the Final Rule prohibits "per-click payments" to certain physician lessors for services rendered to patients who were referred by the physician lessor. This prohibition on per-click payments for leased equipment used in the treatment of a patient referred to a hospital lessee by a physician lessor applies regardless of whether the physician himself or herself is the lessor or whether the lessor is an entity in which the referring physician has an ownership or investment interest. The effective date of this prohibition was October 1, 2009. However, referrals made by a radiation oncologist for radiation therapy or ancillary services necessary for, and integral to, the provision of radiation therapy (such as Gamma Knife services) are not subject to this prohibition so long as certain conditions are met. GK Financing's majority owned subsidiaries, AGKE and JGKE have minority ownership interests that are held solely by radiation oncologists who are otherwise exempt from the referral prohibition under the Final Rule. The Company believes it is in compliance with the Final Rule.

A range of federal civil and criminal laws target false claims and fraudulent billing activities. One of the most significant is the Federal False Claims Act, which prohibits the submission of a false claim or the making of a false record or statement in order to secure a reimbursement from a government-sponsored program. In recent years, the federal government has launched several initiatives aimed at uncovering practices which violate false claims or fraudulent billing laws. Claims under these laws may be brought either by the government or by private individuals on behalf of the government, through a "whistleblower" or "qui tam" action. The Company believes that it is in compliance with the Federal False Claims Act; however, because such actions are filed under seal and may remain secret for years, there can be no assurance that the Company or one of its affiliates is not named in a material qui tam action.

Legislation in various jurisdictions requires that health facilities obtain a Certificate of Need ("CoN") prior to making expenditures for medical technology in excess of specified amounts. Four of the Company's existing customers were required to obtain a CoN or its equivalent. The CoN procedure can be expensive and time consuming and may impact the length of time before Gamma Knife services commence. CoN requirements vary from state to state in their application to the operations of both the Company and its customers. In some jurisdictions the Company is required to comply with CoN procedures to provide its services and in other jurisdictions customers must comply with CoN procedures before using the Company's services. The Company is unable to predict if any jurisdiction will eliminate or alter its CoN requirements in a manner that will increase competition and, thereby, affect the Company's competitive position.

The Company's Gamma Knife units contain Cobalt 60 radioactive sources. The medical centers that house the Company's Gamma Knife units are responsible for obtaining possession and user's licenses for the Cobalt 60 source from the Nuclear Regulatory Commission. Standard LINAC equipment utilized to treat patients is regulated by the FDA. The licensing is obtained by the individual medical center operating the equipment.

The Company's Gamma Knife center in Peru was responsible for obtaining possession and user's licenses for the Cobalt-60 sources from the Peruvian Regulatory Agencies. The Company's Gamma Knife center in Ecuador was responsible for obtaining possession and user's licenses for the Cobalt-60 sources from the Subsecretaría de Control y Aplicaciones Nucleares (SCAN). The Company's stand-alone clinic in in Puebla, Mexico was responsible for obtaining its user license through the Comisión Nacional de Seguridad Nuclear y Salvaguardias (CNSNS).

The Company believes it is in substantial compliance with the various rules and regulations that affect its businesses.

INSURANCE AND INDEMNIFICATION

The Company's contracts with equipment vendors generally do not contain indemnification provisions. The Company maintains a comprehensive insurance program covering the value of its property and equipment, subject to deductibles, which the Company believes are reasonable.

The Company's customer contracts generally contain mutual indemnification provisions. The Company maintains general and professional liability insurance in the United States. The Company is not involved in the practice of medicine and therefore believes its present insurance coverage and indemnification agreements are adequate for its business. The Company's Peruvian and Ecuadorian Gamma Knife centers and Mexican LINAC center are free-standing facilities operated by GKPeru, GKCE, and Puebla, respectively. The treating physicians and clinical staff at these facilities are independent contractors. The Company maintains general and professional liability insurance consistent with the operations of these facilities and believes its present coverage is adequate for its business.

HUMAN CAPITAL RESOURCES

At December 31, 2025, the Company had a workforce of 44 people on a full-time basis, three on a per diem basis, and two part-time in the United States, 16 people on a full-time basis in Lima, Peru, three people on a full-time basis in Guayaquil, Ecuador, and 19 people on a full-time basis in Puebla, Mexico. None of these employees are subject to a collective bargaining agreement and there is no union representation within the Company. The Company maintains various employee benefit plans and believes that its employee relations are good.

EXECUTIVE OFFICERS OF THE COMPANY

The following table provides current information concerning those persons who serve as executive officers of the Company. The executive officers were appointed by the Board of Directors and serve at the discretion of the Board of Directors.

Name:	Age:	Position:
Raymond C. Stachowiak	67	Executive Chairman of the Board
Gary Delanois	73	Chief Executive Officer
Craig K. Tagawa	72	President
Raymond S. Frech	54	Chief Financial Officer

Raymond C. Stachowiak was appointed the Executive Chairman of the Board of the Company on March 7, 2023. Mr. Stachowiak served as Chief Executive Officer of the Company from April 16, 2024 to April 3, 2025. Mr. Stachowiak also previously served as Chief Executive Officer from October 1, 2020 to March 7, 2023 and as Interim President and Chief Executive Officer effective as of May 4, 2020 through September 30, 2020. Mr. Stachowiak originally joined the Board in 2009. Mr. Stachowiak previously served as President and Chief Executive Officer of Shared Imaging, a preferred independent provider of CT, MRI and PET/CT equipment and services, from its inception in December 1991 until his retirement in March 2013. In 2008, Mr. Stachowiak sold 50% of his interest in Shared Imaging to Lubar Equity Fund and remains a 50% owner of Shared Imaging. Mr. Stachowiak is the sole owner of RCS Investments, Inc., and owner-manager of Stachowiak Equity Fund, both of which are private equity funds. Mr. Stachowiak received a B.S. in Business and an M.B.A. from Indiana University. He is a Certified Public Accountant (inactive), Certified Internal Auditor (inactive) and holds a Certification in Production and Inventory Management.

Gary Delanois was appointed as Chief Executive Officer of the Company on April 3, 2025. From October 14, 2024 to April 2, 2025, Mr. Delanois served as the Executive Vice President and the Chief Operating Officer of the Company. Prior to his employment with the Company, Mr. Delanois served as the Chief Executive Officer of Integrated Healthcare Consultants from November 2019 to October 2024, where he provided innovative solutions to physician groups, health systems, accountable care organizations, and health plans, and implemented strategic planning and business development initiatives to develop and grow physician networks. From December 2017 to October 2019, Mr. Delanois served as the Chief Financial Officer of Millenium Healthcare, LLC, one of the largest comprehensive primary care healthcare providers in Southwest Florida with over 450 providers. In this role, Mr. Delanois, was responsible for all aspects of financial reporting, financial planning and analysis of operations, and led the successful renewal of payor contracts and bank financings. From November 2002 to November 2017, Mr. Delanois held various positions with 21st Century Oncology, culminating in his position as Senior Vice President of U.S. Operations, where he was responsible for the daily operation of 143 radiation centers. Mr. Delanois received a B. S. in Business with a major in Accounting from Indiana State University. Mr. Delanois is also a Certified Public Accountant (inactive) and a member of the American Institute of CPAs and the Florida Institute of Public Accountants.

Craig K. Tagawa has served as the President of the Company since October 1, 2020. Mr. Tagawa was also Chief Operating Officer from February 1999 through September 2022. Mr. Tagawa also served as Chief Financial Officer from January 1992 through October 1995 and from May 1996 to April 2023. Previously a Vice President in such capacity, Mr. Tagawa became a Senior Vice President on February 28, 1993. He is also the Chief Executive Officer and manager of GKF. From September 1988 through January 1992, Mr. Tagawa served in various positions with the Company. Mr. Tagawa currently serves as Chief Financial Officer and Secretary of the Ernest A. Bates Foundation. Mr. Tagawa also serves on the Board of Directors of Shared Imaging. He received his undergraduate degree from the University of California at Berkeley and his M.B.A. from Cornell University.

R. Scott Frech began serving as the Chief Financial Officer on December 19, 2024. Mr. Frech previously served as the Chief Financial Officer of Radiation Business Solutions, a company specializing in billing and management of Radiation Oncology clinics, from October 2021 to December 2024. In his time at RBS, Mr. Frech was responsible for leading the finance team and implementing a new Enterprise Resource Planning system. He also developed an Employee Stock Option Plan and created a large Not-for-Profit organization dedicated to providing Radiation Oncology Services in Alaska. Prior to his time at Radiation Business Solutions, Mr. Frech was the Chief Financial Officer of the Population Health team at Amita Health where he helped build an organization that focused on the health of its patients and aligned with the providers to increase quality care while reducing the cost of care significantly. Mr. Frech also held other roles in financial management in various healthcare organizations, has his CPA certification, a Bachelor's of Arts in Accounting from Augustana College and a Master's in Business Administration from Olivet Nazarene University.

AVAILABLE INFORMATION

Our Internet address is www.ashs.com. We make available free of charge, through our website under the "Investor Center" tab in the "Corporate" section, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, annual proxy reports, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The information contained on our website should not be considered part of this Annual Report and is not incorporated by reference into this Annual Report or into any other report, registration statement, or document we file with or furnish to the Securities and Exchange Commission (the "SEC"). Any references to website URLs in this Annual Report are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

In addition to the other information in this report, the following factors could affect our future business, results of operations, cash flows or financial position, and could cause future results to differ materially from those expressed in any of the forward-looking statements contained in this report. The risks and uncertainties described below are not the only ones we face. Additional risks not currently known to us or other factors not perceived by us to present significant risks to our business at this time also may impair our business operations.

Company, Industry and Economic Risk

The Company has incurred debt and may need or desire to incur additional debt to finance its operations. If the Company is unable to utilize its existing debt facilities, or secure additional credit in the future by extending the terms of its current credit agreements or obtaining other debt financing from another lender, its operations and profits will be negatively impacted.

The Company's business is capital intensive. In April 2021, the Company and certain of its domestic subsidiaries entered into a five-year, $22,000,000 Credit Agreement with Fifth Third, which refinanced its existing domestic Gamma Knife portfolio. In January 2024, the Company and Fifth Third entered into the First Amendment which added an additional $2,700,000 term loan, and, in December 2024, the Company entered into the Second Amendment which added another $7,000,000 term loan. In June 2020, HoldCo, a wholly-owned subsidiary of ASHS, entered into the DFC Loan in connection with the acquisition of GKCE. The first tranche of the DFC Loan was funded in June 2020 in the amount of $1,425,000. In October 2023, the second tranche of the DFC Loan was funded in the amount of $1,750,000.

The Company's combined long-term debt, net, totaled $17,294,000 and $20,182,000 as of December 31, 2025 and December 31, 2024, respectively. The Credit Agreement is secured by a lien on substantially all of the assets of ASHS and certain of its domestic subsidiaries, and the DFC Loan is secured by a lien on GKCE's assets. Depending on the Company's financing requirements and market conditions, the Company may seek to finance its operations by incurring additional long-term debt in the future. The Company's current level of debt may adversely affect the Company's ability to secure additional credit in the future and, as a result, may affect operations and profitability.

To secure additional credit, the Company may seek to enter into an extension of the Credit Agreements or to enter into a new facility with another lender. However, the Company may not be able to extend the terms of its Credit Agreements or to obtain other debt financing on terms that are favorable to the Company, if at all. If the Company is unable to obtain adequate financing or financing on satisfactory terms when required, the Company's ability to support its business growth and to respond to business challenges could be significantly impaired, and its business may be harmed.

The Company's operations and profitability may also be materially adversely affected in the event of a default under the Credit Agreements, which could result in the Company's creditors accelerating the defaulted loan, seizing the Company's assets with respect to which a default has occurred, and applying any collateral they may have at the time to cure the default. On December 10, 2025, the Company received notice from Fifth Third asserting that an event of default had occurred under the Credit Agreement. For a discussion of the potential adverse effects of an event of default under the Credit Agreements, see the risk factors below titled "*Upon a default under the Credit Agreements, the Company may be subject to suspended borrowing abilities, accelerated payment obligations with respect to outstanding indebtedness, and other adverse consequences that would negatively affect the Company's business, operations, and financial condition*" and "*The Company's liquidity position and the potential acceleration of payment obligations under the Credit Agreements raise substantial doubt about the Company's ability to continue as a going concern.*"

Upon an event of default under the Credit Agreements, the Company may be unable to utilize certain of its debt facilities, payment obligations may be accelerated, and the Company could be subject to other adverse consequences that would negatively affect the Company's business, operations, and financial condition.

The Company is obligated to comply with certain financial-reporting requirements, financial ratios, and liquidity and leverage thresholds under certain covenants in the Credit Agreements. The Company's ability to meet those affirmative covenants on an on-going basis can be affected by events beyond our control, including prevailing economic, financial market, and industry conditions, and the Company cannot give assurance that it will be able to satisfy such ratios and tests when required. A breach of any of these covenants could result in a default under the Credit Agreements. In December 2025 the Company was notified of an asserted default of a cash-maintenance covenant under the Credit Agreement with Fifth Third, as discussed in more detail below.

Upon the occurrence of an event of default, the lenders could elect to declare the amounts outstanding under the Credit Agreements immediately due and payable and take actions to enforce their security interest in certain Company assets such as seeking to take possession of, and to dispose of, the collateral securing the credit facilities and loans. The Company's business, financial condition, and results of operations could be materially adversely affected as a result of any of those events. Each of these adverse consequences remains a possibility due to the defaults under the Credit Agreements described below.

As of December 31, 2023 and 2024, HoldCo was not in compliance with all of its debt covenants then in effect pursuant to the DFC Loan. However, on March 28, 2024, the Company obtained a waiver for the covenant non-compliance as of December 31, 2023. On March 3, 2025, the Company received an additional waiver from DFC for certain covenants as of December 31, 2024 and through December 31, 2025. However, if a waiver from DFC is required in the future for potential non-compliance (including due to the Financial Covenant Defaults described below resulting from non-compliance with the Credit Agreement), DFC may be unwilling to provide a waiver and could, as a result, among other remedies, accelerate the repayment of the debt obligations outstanding under the DFC Loan, which could have a material adverse effect on the Company's financial condition.

As of September 30, 2025, the Company was not in compliance with the Minimum Cash Covenant under the Credit Agreement. On December 10, 2025, the Company received notice from Fifth Third asserting that an event of default had occurred under the Credit Agreement due to the Borrowers' failure to satisfy the Minimum Cash Covenant for the fiscal quarter ended September 30, 2025, and not due to a payment default. As a result of the September Event of Default, the notice informed the Loan Parties to the Credit Agreement that Fifth Third had effectively suspended the Borrowers' ability to borrow additional amounts under the Revolving Line of the Credit Agreement.

As of December 31, 2025, the Company was not in compliance with the minimum fixed-charge coverage ratio, the maximum funded debt-to-EBITDA ratio, and the Minimum Cash Covenant required by the Credit Agreement. The Company has notified Fifth Third of the December Events of Default. As a result of the Financial Covenant Defaults as of September 30, 2025 and as of December 31, 2025, Fifth Third may exercise any of its rights, powers, privileges, and remedies under the Credit Agreement, the other Loan Documents, applicable law, and otherwise with respect to any event of default, including but not limited to the right to accelerate the Borrowers' payment obligations under the Credit Agreement.

The Company determined that the Financial Covenant Defaults under the Credit Agreement could be deemed to have resulted in an event of default under the DFC Loan. Although, as the date of this Annual Report, the Company is currently in discussions with Fifth Third regarding a waiver and an amendment to the Credit Agreement, there can be no assurances regarding the outcome of such discussions. Similarly, if an event of default occurred under the DFC Loan due to non-compliance under the Credit Agreement, there can be no assurance that DFC will be willing to provide a waiver. Despite the Company's efforts to obtain waivers, DFC and Fifth Third could instead exercise their rights to accelerate the repayment of outstanding indebtedness under the Credit Agreements, among other remedies that would adversely affect the Company's business, operations, and financial condition.

In addition to the Company's noncompliance with financial covenants and resulting defaults under the Credit Agreements, the Company faces risks associated with the upcoming maturity of its Facilities under the Credit Agreement with Fifth Third, which mature on April 9, 2026. Although the Company is currently in discussions with Fifth Third regarding a potential extension of such maturity date, there can be no assurance that Fifth Third will agree to any such extension or, if obtained, as to the terms or duration of any such extension. If the Company is unable to obtain an extension of the maturity of the Facilities, the Company will not have sufficient cash on hand to repay the Facilities at maturity. Any failure to repay such obligations when due would constitute an event of default under the Credit Agreement with Fifth Third, which could be deemed to result in a cross-default under the Credit Agreement with DFC and give rise to the possibility that Fifth Third and DFC will accelerate the Company's payment obligations, exercise remedies against the collateral securing the Credit Agreements, or exercise any other adverse remedies available to them.

As of the date of this Annual Report, neither Fifth Third nor DFC has accelerated the obligations of the borrowers under the Credit Agreements or any related loan documents. However, unless and until the Company successfully negotiates a waiver or an agreement to amend, refinance, or replace the Credit Agreements, the possibility remains that Fifth Third and/or DFC will accelerate all payment obligations under the Credit Agreements and exercise the other adverse remedies available to them upon an event of default, including seizing the Company's assets with respect to which a default has occurred and applying any collateral available at the time to cure the default.

If Fifth Third or DFC were to accelerate all payment obligations under the Credit Agreements, the Company would not have sufficient cash on hand to satisfy such accelerated payment obligations, which raises substantial doubt about the Company's ability to continue as a going concern. See the risk factor below titled "*The Company's liquidity position and the potential acceleration of payment obligations under the Credit Agreements raise substantial doubt about the Company's ability to continue as a going concern.*"

The Company's liquidity position and the potential acceleration of payment obligations under the Credit Agreements raise substantial doubt about the Company's ability to continue as a going concern.

Due to the Financial Covenant Defaults under the Credit Agreement and any resulting event of default that may be deemed to have occurred under the DFC Loan, the lenders could seek to accelerate the Company's payment obligations under the Credit Agreements. Although, as of the date of this Annual Report, neither Fifth Third nor DFC has accelerated payment obligations under the Credit Agreements, there can be no assurance that they will not do so. If the Company's payment obligations under the Credit Agreements are accelerated due to the Financial Covenant Defaults, or any other event of default, the Company would likely not have sufficient cash on hand, cash flow from operations, and other cash resources to immediately satisfy the obligations. Furthermore, if the Company is unsuccessful in obtaining an extension of the maturity date from Fifth Third, there would not be sufficient cash on hand to pay the Facilities under the Credit Agreement if they become due on April 9, 2026. As long as the Company remains in default under the Credit Agreements, and unless and until the Company successfully negotiates a waiver or an agreement to amend, refinance, or replace the Credit Agreements, the conditions described above raise substantial doubt about the Company's ability to continue as a going concern.

The Company's financial condition raises substantial doubt about its ability to continue as a going concern, which may adversely affect its business, stock price, financial condition, ability to obtain financing, and continued operations.

The existence of substantial doubt regarding the Company's ability to continue as a going concern, and any related disclosure in the Company's financial statements, may materially adversely affect the Company's ability to obtain additional financing on acceptable terms, or at all, or to otherwise raise capital necessary to execute its current operating plans. If the Company is unable to obtain such financing or capital, it may not be able to continue its operations at their current scope or scale or to carry out its future business objectives. In addition, substantial doubt regarding the Company's ability to continue as a going concern could negatively impact the trading price of the Company's common stock, result in increased scrutiny by regulators and investors, and cause lenders, customers, and other third parties to limit or terminate their relationships with the Company. Any such results could materially adversely affect the Company's business, results of operations, and financial condition.

The Company's debt agreements contain restrictions that limit its flexibility in operating its business, which could have an adverse effect on its business and operations.

The Credit Agreement and the DFC Loan contain various restrictive covenants that limit the Company's ability to engage in specified types of transactions. These covenants subject the Company to various restrictions that limit the Company from, among other activities, creating any unpermitted liens to exist on its assets, incurring additional indebtedness, causing a sale of all or substantially all of its assets, effecting a merger, paying dividends or other distributions on capital stock, redeeming shares of capital stock, engaging in transactions with affiliates, or undertaking lease obligations above certain thresholds. Moreover, under certain of our credit arrangements, we have granted the lender a security interest in Company assets as security for our obligations. Any new facility or loan agreement that the Company enters into in the future could subject the Company to additional restrictions on its business operations. These restrictions limit the Company's flexibility in operating its business.

If the Company is not successful at diversifying its business model, its revenues and profitability may decline.

The Company has historically relied on Gamma Knife unit placement and a PBRT system to provide its revenues. Currently, there is a limited market for Gamma Knife equipment and PBRT systems. As a result, we plan to adapt our business model to place other types of stereotactic radiosurgery and advanced radiation therapy equipment, including through the completion of the RI Acquisition, in addition to Gamma Knife units and PBRT systems. This will constitute an expanded product mix for the Company and there can be no assurance that we can successfully adapt our historical business model to these new product offerings. If we are not successful, our revenues and profitability could decline substantially as existing contracts expire and are not renewed.

The Federal reimbursement rate for Gamma Knife treatments may not provide the Company with an adequate return on its investment.

Congress enacted legislation in 2013 that significantly reduced the Medicare reimbursement rate for outpatient Gamma Knife treatment by setting it at the same amount paid for LINAC-based radiosurgery treatment. Gamma Knife treatment has been relatively stable during the last five years. There can be no assurance that CMS reimbursement levels will be maintained at levels providing the Company an adequate return on its investment. Any future reductions in the reimbursement rate would adversely affect the Company's revenues and financial results.

The Company's revenue sharing is subject to payor-mix variability which could negatively impact the Company's revenue and financial results.

The Company's average reimbursement rate for its revenue sharing and direct patient service customers is dependent on the percentage mix of government associated payors and commercial managed care payors. Commercial and managed care payors tend to reimburse at a higher level than government payors. Therefore, a shift in payor mix to a higher level of government payors will reduce the Company's average reimbursement rate per treatment.

The Company's capital investment at each site is substantial and the Company may not be able to fully recover its costs or capital investment which could have a material negative impact on its revenues and financial results.

Each Gamma Knife, PBRT or advanced LINAC device requires a substantial capital investment. In some cases, we contribute additional funds for capital costs and/or annual operating and equipment related costs such as marketing, maintenance, insurance and property taxes. Due to the structure of our contracts with medical centers, there can be no assurance that these costs will be fully recovered or that we will earn a satisfactory return on our investment, which could have a material negative impact on our revenues and financial results. Additionally, the Company may be obligated to remove the equipment at the end of the lease term. In the event the customer does not purchase the equipment from the Company or the Company is not able to trade in the equipment, the Company is required to remove the equipment and record an Asset Retirement Obligation ("ARO").

The market for the Gamma Knife is limited and the Company may not be able to place additional Gamma Knife units which could negatively impact the Company's revenue and financial results.

There is a limited market for the Gamma Knife, and the market in the United States may be mature. The Company has begun and continued operation at only five new Gamma Knife sites in the United States since 2011. Due to the substantial costs of acquiring a Gamma Knife unit, we must identify medical centers that possess neurosurgery and radiation oncology departments capable of performing a large number of Gamma Knife procedures. There can be no assurance that we will be successful in placing additional units at any sites in the future. In recognition of the Gamma Knife's limited growth opportunity, the Company has expanded its product mix to include LINACs, MR LINACs, PET LINACs and is continuing to market PBRT units, but there can be no assurance that the Company will be successful in placing these products with customers. The Company's existing contracts with its customers are fixed in length and there can be no assurance that the customers will wish to extend the contract beyond the end of the term.

The Company's failure to remediate its material weakness in its internal control over financial reporting could adversely affect its ability to report its financial condition and results of operations in a timely and accurate manner, and may adversely affect investor confidence, our reputation, and our business operations and financial condition.

The Company is subject to various SEC reporting and other regulatory requirements. Effective internal controls over financial reporting are necessary for the Company to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud and material errors in transactions and to fairly present financial statements. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. As of December 31, 2025, the Company's principal executive officer and principal financial officer carried out an evaluation of the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Rules 13a-15(e) and 15d-15(e)) of the Exchange Act) and concluded that the disclosure controls and procedures were not effective due to a material weakness in the Company's internal control over financial reporting. The Company has limited accounting and finance personnel and expanded its operations in 2024, which impacted the Company's ability to maintain an effective control environment. While the Company has processes to identify and appropriately apply applicable accounting requirements, the Company plans to continue to enhance its systems, processes, and human capital resources with respect to its accounting and finance functions. The elements of the Company's remediation plan can only be accomplished over time with the addition of experienced accounting and finance employees and, where necessary, external consultants, and with the implementation of enhanced accounting systems and financial close processes.

The Company has commenced remediation of the above discussed material weakness as it has expanded its accounting staff and personnel since late in fiscal year 2024, including during fiscal year 2025. The Company will continue to evaluate its accounting and finance staffing needs as well as make planned enhancements to its systems and improvements to its financial reporting processes. However, there can be no assurance that the Company will be successful in remediating the material weakness in its internal control over financial reporting. If the Company is unable to successfully complete its remediation efforts or favorably assess the effectiveness of its internal control over financial reporting, the Company's operating results, financial position, stock price, and ability to accurately report its financial results and timely file its SEC reports could be adversely affected.

Additionally, any failure to maintain effective controls could limit the Company's ability to prevent or detect a misstatement of our accounts or disclosures that could result in material misstatements of the Company's annual or interim financial statements. In such a case, the Company may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to the listing requirements of the NYSE American. In addition, the Company could be subject to sanctions or investigations by the SEC, the NYSE American, or other regulatory authorities as well as shareholder litigation which would require additional financial and management resources. Failures in internal controls may also negatively affect investor and customer confidence in Company management or result in adverse publicity and concerns from investors and customers, any of which could have a negative effect on the price of the Company's common stock, subject the Company to regulatory investigations, potential penalties, or stockholder litigation, and have a material adverse impact on the Company's business and financial condition.

The Company's cash flow could become insufficient to service its debt due to financial, business, and other factors.

The Company's ability to make scheduled payments of the principal and interest on its indebtedness, including under the Credit Agreements, depends on the Company's financial condition and operating performance, which is subject to economic and competitive conditions and to certain financial, business, and other factors, and may be adversely affected if the Company's obligations under the Credit Agreements are accelerated upon an event of default. There can be no assurance that the Company will maintain a level of cash flow from operating activities sufficient to permit it to pay the principal of and any interest on its indebtedness. If the Company's cash flow and capital resources are insufficient to fund its debt obligations, including as a result of any acceleration of indebtedness, the Company may be forced to delay investments and capital expenditures, to seek additional capital, or to restructure or refinance its indebtedness. There can be no guarantee that those alternative measures will be available, either at all or on terms that are favorable to the Company, or that they will be successful even if available in allowing the Company to meet its debt-service obligations. In the absence of such operating results and resources, the Company could experience liquidity issues, which could force the Company to take alternative measures to satisfy its debt obligations, such as selling assets, restructuring debt, or obtaining additional equity capital on potentially onerous or highly dilutive terms. The Credit Agreements restrict the Company's ability to dispose of assets and to use the proceeds from such dispositions, so the Company may be restricted from taking certain measures, such as conducting an asset sale, to meet its debt-service obligations. The ability to refinance indebtedness would also depend on the general state of capital markets and on the Company's financial condition, neither of which can be predicted at this time.

Any acceleration of the Company's payment obligations under the Credit Agreements could exacerbate the Company's cash-flow constraints and further strain its liquidity. See the risk factors above titled "*Upon an event of default under the Credit Agreements, the Company may be unable to utilize certain of its debt facilities, payment obligations may be accelerated, and the Company could be subject to other adverse consequences that would negatively affect the Company's business, operations, and financial condition*" and "*The Company's liquidity position and the potential acceleration of payment obligations under the Credit Agreements raise substantial doubt about the Company's ability to continue as a going concern*."

A small number of customers account for a major portion of our revenues and the loss of any one of these significant customers could have a material adverse effect on the Company's business and results of operations.

A limited number of customers have historically accounted for a substantial portion of the Company's total revenue, and the Company expects such customer concentration to continue for the foreseeable future. For example, in 2025, two customers individually accounted for approximately 26% and 31% of the Company's revenue. The loss of a significant customer or a significant decline in the business from the Company's largest customers could have a material adverse effect on the Company's business and results of operations.

The Company occupies many of its facilities under long-term leases and the Company may not be able to renew its leases at the end of their terms.

The Company leases many of the facilities where it holds its equipment. At the end of the lease term for a facility, the Company may be unable to renew the lease without substantial additional costs, if at all. If we are unable to renew our facility leases, we may be required to relocate or close a facility. Additionally, due to the nature of its radiation equipment, there can be a long lead time to prepare space for holding its equipment and substantial cost involved in moving the equipment should the Company need to change locations. The failure to be able to obtain leased space when required or the costs of relocation could have a material adverse effect on our business and results of operations.

The market for the Company's services is competitive and if the Company is not able to compete its business and results of operations could be negatively impacted.

The Company estimates that there are two other companies that actively provide alternative, non-conventional Gamma Knife financing to potential customers. The Company's relationship with Elekta, the manufacturer of the Leksell Gamma Knife unit, is non-exclusive, and the Company has lost sales to customers that chose to purchase a Gamma Knife unit directly from Elekta. The Company also has several competitors in the financing of proton therapy projects. The Company's business model differs from its competitors, but there can be no assurances that the Company will not lose placements to its competitors. In addition, the Company may continue to lose future sales to customers purchasing equipment directly from manufacturers. There can be no assurance that the Company will be able to successfully compete against others in placing future units and if the Company is not able to compete its business and results of operations could be negatively impacted.

There are alternatives to the Gamma Knife and medical centers could choose to use other radiosurgery devices instead of the Gamma Knife.

Other radiosurgery devices and conventional neurosurgery compete against the Gamma Knife. Each of the medical centers targeted by the Company could decide to acquire another radiosurgery device instead of a Gamma Knife to perform cranial radiosurgery. In addition, neurosurgeons who are responsible for referring patients for Gamma Knife surgery may not be willing to make such referrals for various reasons, instead opting for invasive surgery. Because of these competing alternatives, there can be no assurance that the Company will be able to secure a sufficient number of future sites or Gamma Knife procedures to sustain its profitability and growth and accordingly there may be a material negative impact on the business and results of operations of the Company.

International operations make the Company vulnerable to risks associated with doing business in foreign countries that can affect its business, financial condition, results of operations and cash flows.

The Company installed a Gamma Knife unit in Lima, Peru in 2017, acquired a Gamma Knife unit operation in Guayaquil, Ecuador in 2020, and installed a LINAC in Puebla, Mexico which began treating patients in July 2024. International operations can be subject to exchange rate volatility, which could have an adverse effect on our financial results and cash flows. In addition, international operations can be subject to legal and regulatory uncertainty and political and economic instability, which could result in problems asserting property or contractual rights, potential tariffs, increased compliance costs, increased regulatory scrutiny, foreign customers with longer payment cycles than customers in the United States, potential adverse tax consequences, the inability to repatriate funds to the United States, and the Company's inability to operate in those locations.

New technology and products could result in making the Company's equipment obsolete which could have a material adverse impact on its business and results of operations.

There is constant change and innovation in the market for highly sophisticated medical equipment. New and improved medical equipment can be introduced that could make the Gamma Knife technology obsolete and that would make it uneconomical to operate. In 2006, Elekta introduced a new model of the Gamma Knife, the Perfexion, which the Company has implemented at all of its domestic sites. The Perfexion can perform procedures faster than previous Gamma Knife models and it involves less health care personnel intervention. In 2015, Elekta introduced the Leksell Gamma Knife Icon ™. The Perfexion is upgradeable to the Icon platforms which has enhanced imaging capabilities allowing for treatment without a head frame and the treatment of larger tumors. In 2022, Elekta introduced an upgrade to the Icon, called the Esprit. Existing model 4(C)s of the Gamma Knife are not upgradeable to the Perfexion model. Currently, all of the Company's nine Gamma Knife units are Perfexion models, six of which have been upgraded to the Esprit (including the Company's Gamma Knife unit in Peru in July 2025), and two of which have been upgraded to the Icon (including the Company's Gamma Knife Unit in Ecuador in November 2023). The failure to acquire or use new technology and products could have a material adverse effect on our business and results of operations.

Any failure, interruption, or breach in security of the Company's information technology ("IT") infrastructure due to a cyber-attack or other security incident could cause the Company to incur financial penalties and losses, reputational damage, and legal liability, which could have a material adverse effect on the Company's business, financial condition, and results of operations.

The Company's ability to carry out its internal and external business operations depends in part on an IT infrastructure that includes computer systems, hardware, software, online sites, servers, networks, and other IT products and services, some of which are owned and managed by third-party service providers and suppliers. Although the Company takes steps to safeguard its IT infrastructure, cybersecurity risks are an evolving and pervasive threat to the Company's business, operations, and financial performance. Security incidents that the Company must protect against include unauthorized access of the Company's IT systems, breaches of the Company's data and confidential information, sophisticated malware, advanced phishing and social-engineering ploys, cyber-attacks, and commercial-software vulnerabilities that are integrated into the Company's or any of its suppliers' or service providers' IT systems. While the Company strives to maintain the integrity and confidentiality of its data, systems, and information and to protect it from internal and external cybersecurity threats by taking the preventative measures and abiding by the security protocols identified in "Item 1C. Cybersecurity" below, there is no guarantee that the IT infrastructure developed by the Company and the cybersecurity measures implemented by the Company will be successful in preventing and defending against the evolving and increasingly sophisticated range of cyber incidents that the Company could be exposed to. Furthermore, there can be no assurance that the Company's cybersecurity risk management strategy and processes will be fully implemented, complied with, or effective in safeguarding the Company's data, systems, and information.

Any actual compromise of or perceived threat to the Company's IT systems and infrastructure could cause significant legal and financial exposure for the Company, damage the Company's reputation, and create adverse publicity, which could adversely affect the Company's business, operations, and financial condition. Any necessary response to a cyber-attack, which could include analyzing a security incident, patching up security vulnerabilities, notifying individuals affected by the incident, determining the materiality of the incident, disclosing the incident in accordance with any applicable legal and regulatory requirements, and responding to any resulting litigation, could also divert the Company's resources and attention from its growth operations and business objectives, which could further hinder its operational and financial performance.

Macroeconomic conditions could have a material adverse effect on our business, results of operations, and financial condition.

Unfavorable macroeconomic conditions, including low productivity growth, declining business investment, inflationary pressures, fluctuating interests rates, concerns regarding the imposition of tariffs (including retaliatory tariffs in response to tariffs imposed by the United States), concerns regarding the level of U.S. debt, shifts in monetary and fiscal policy, strained international trade relations, and heightened geopolitical pressures, could negatively impact our business, results of operations, and financial condition. Economic downturns may cause hospitals and medical centers to reduce spending on capital-intensive medical equipment, delay lease renewals for the radiation therapy devices, and decrease overall investment in new treatment technologies. Trade policies like tariffs and retaliatory measures, as well as geopolitical tensions in the U.S. and global markets, may cause disruptions to medical equipment supply chains, increase the cost of acquiring advanced radiation therapy technology, and delay the delivery of essential components of our Gamma Knife and LINAC systems.

Economic and inflationary pressure on patients and health care providers, along with prolonged uncertainty in the macroeconomic environment, could result in changes in hospital procurement decisions, reduced demand for elective procedures, and constrained budgets for medical technology investments. These conditions may also weaken investor confidence in the health care sector, reduce access to capital for expansion projects, reduce access to capital for expansion projects, and increase regulatory scrutiny over health care spending and reimbursement policies, all of which could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to risks associated with foreign operations, including political, economic, and regulatory uncertainties.

We operate Gamma Knife and LINAC facilities in Peru, Ecuador, and Mexico. These operations expose us to various risks, including changes in foreign regulations, economic instability, and shifts in health care reimbursement policies. If any of these countries implement stricter health care-related requirements, impose price controls, or experience significant currency fluctuations, our international revenue profitability may be negatively impacted.

The potential impairment of our Gamma Knife portfolio and its salvage value could adversely impact our financial condition and results of operations.

As of December 31, 2024, we determined that our Gamma Knife portfolio had no remaining salvage value, and certain sites experienced equipment impairment or the contracts are expired or are expected to expire in the second quarters of 2025 and 2026, respectively. Additionally, two sites that recently recognized their salvage value as part of the Esprit upgrade were subsequently impaired. Accordingly, we concluded that there was no salvage value remaining and the Company recognized equipment impairment as of December 31, 2024.

The impairment of equipment and change in estimate of salvage value could have a material adverse effect on our financial condition and results of operations. If additional impairments occur in the future, we may be required to recognize further losses on the write-down of impaired assets and incur additional removal costs for expired Gamma Knife units, which could negatively impact our reported earnings. Additionally, the continued aging of our equipment portfolio may necessitate increased capital expenditures to replace or upgrade systems, which could increase our financial burden.

Stock Ownership Risk

The trading volume of the Company's common stock is low.

Although the Company's common stock is listed on the NYSE American, the Company's common stock has historically experienced low trading volume. Reported average daily trading volume in our common stock for the three-month period ended December 31, 2025 was approximately 25,000 shares. It is not likely that a further increase in an active trading market in the Company's common stock will develop in the future. Limited trading volume subjects the Company's common stock to greater price volatility and may make it difficult for shareholders to sell their shares in a quantity or at a price that is attractive.

Our officers, directors and principal shareholders collectively own a substantial portion of our common stock.

Collectively, our officers and directors beneficially own approximately 23.8% of our outstanding common stock, with Raymond Stachowiak, the Executive Chairman of the Board, beneficially owning approximately 23.8% of our common stock. As a result, investors may face challenges in affecting matters involving our Company, including:

- the composition of our Board of Directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

- any determinations with respect to mergers or other business combinations;

- our acquisition or disposition of assets; and

- our corporate financing activities.

Our officers, directors, and principal shareholders may act in concert to significantly influence these and other matters requiring shareholder approval. Furthermore, this concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination that might otherwise be beneficial to our shareholders. This significant concentration of share ownership may also adversely affect the trading price for our common stock because investors may perceive disadvantages in owning stock in a company in which a small number of shareholders hold a significant ownership interest.

We do not anticipate paying dividends on our common stock.

We do not expect to pay or declare dividends in the foreseeable future. The declaration of dividends is subject to the discretion of our board of directors and will depend on various factors, including our operating results, financial condition, future prospects, covenants in documents governing our debt obligations and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investment in our company. The success of your investment will likely depend entirely upon any future appreciation of the market price of our common stock, which is uncertain and unpredictable. There is no guarantee that our common stock will appreciate in value.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

The Company recognizes the importance of securing its information, devices, and data and the IT systems it relies on to conduct its business. The Company has established its Network, Information, and Data Security Policy Guidelines (the "NIDSP Guidelines") designed to protect the integrity and confidentiality of data and information belonging to or being exchanged by the Company and its employees, partners, customers, service providers, and suppliers and to safeguard that information and the Company's IT infrastructure from unauthorized access, use, disclosure, alteration, and destruction.

Risk Management and Strategy

The protections, procedures, and controls set forth in the NIDSP Guidelines demonstrate the Company's attention to and prioritization of cybersecurity as a component of its overall strategy and system for managing risks. The NIDSP Guidelines include five policies described below, that together define the Company's strategy and practices for managing cybersecurity threats and mitigating cybersecurity risks.

- Physical Security Policy (the "PSP"). The PSP establishes guidelines related to selecting IT operation sites, designating security zones, using, inspecting, and storing IT Assets, designing restricted-access and security controls, and monitoring compliance with safety and security standards. The goal of the PSP is to minimize risks of damage, destruction, unauthorized access, inadvertent disclosure, misuse, loss, or theft of the Company's IT Assets. In accordance with the PSP, the Company: (i) evaluates IT operation sites based on their susceptibility to natural disasters, crime and theft, and unauthorized access; (ii) requires the use of keycards or biometrics in order to enforce security zones and give users the least amount of access required to do their jobs; (iii) requires systems and devices that store confidential data to be maintained and protected in accordance with the Company's Confidential Data Policy; and (iv) requires visitors at the Company's office to complete a sign-in log, wear a visitor badge, and be escorted by a designated employee at all times.

- Network Security Policy (the "NSP"). The NSP aims to protect the integrity of the Company's data by securing the systems and devices that make up the Company's network infrastructure. Pursuant to the NSP, the Company: (i) enforces strict password-construction criteria for network devices; (ii) requires employees to verify their identities using multi-factor authentication to access internal resources; (iii) maintains and reviews logs from application services, network devices, and critical devices and requires the retention of logs in accordance with the Company's Retention Policy; (iv) implements and configures firewall technology to filter both inbound and outbound network connections; (v) authorizes the IT Manager to determine the extent and scope of external security testing to be performed; (vi) establishes a software-use policy; and (vii) requires antivirus and anti-malware software to be used and timely patched and updated on any Company-provided devices.

- Backup Policy. The Company's Backup Policy applies to all data stored on Company systems. The Backup Policy specifies the types of data and information considered to be critical to the Company's operations and thus required to be backed up, establishes a backup schedule that is necessary for successful data recovery, and implements procedures for the off-site rotation, storage, and retention of backups. The Backup Policy also establishes the Company's data-restoration procedures and mandates the periodic testing of those procedures.

- Remote Access Policy (the "RAP"). The RAP defines the Company's standards for accessing IT resources from outside the Company's network, such as when an employee is working remotely. Pursuant to the RAP, remote access is only permitted if accomplished through secure, Company-provided means. The Company's uses remote-access software designed to guard against unauthorized access using traffic encryption during transmission and firewall protections.

- Confidential Data Policy (the "CDP"). The CDP governs the handling, storage, transmission, destruction, and protection of confidential data. Pursuant to the CDP, confidential data must be securely stored, removed from common areas, properly marked as confidential data, protected with strong encryption if being transmitted, and destroyed by means that make recovery impossible. Employees who are given access to confidential data are required to immediately notify their supervisor if they suspect any misuse or unauthorized disclosure of confidential information.

The Company's NIDSP Guidelines and policies apply not only to the Company's employees and consultants but also to any third parties that access or utilize the Company's information and systems. Such third parties may include the Company's service providers, customers, suppliers, contractors, consultants, and any other individuals the Company conducts business with. The IT infrastructure that the Company has developed in accordance with the NIDSP Guidelines is designed to monitor both internal and external cybersecurity risks. The NIDSP Guidelines equip the Company with the tools and systems necessary to recognize, address, and protect against risks associated with its third-party interactions.

Cybersecurity Governance

The Company's IT Manager and executive team is responsible for the day-to-day management of cybersecurity risks, while the Company's Board of Directors has responsibility for oversight of risk management.

As part of the Company's framework for cybersecurity risk oversight and governance, the Company's network, information, and data-security policies set forth in the NIDSP Guidelines are enforced by the Company's IT Manager and/or its executive team. The IT Manager is an employee designated by the Company to manage the Company's security policies and program. The IT Manager is tasked with ensuring that the Company maintains compliance with the Company's security policies and any applicable security regulations. The IT Manager is responsible for: (i) implementing the Company's security policies; (ii) disseminating the Company's security policies to all employees; (iii) establishing a training program for all employees and users covered by the Company's IT security policy to notify them of the Company's security policies, train and re-train them to comply with the Company's IT security program, and educate them on the importance of data security; (iv) performing any ongoing testing or analysis of the Company's security infrastructure, policies, and procedures; and (v) updating the NSP and any other policies and guidelines as needed to comply with applicable regulations and to stay up to date with the changing IT security landscape.

The IT Manager works closely with the Company's management and executive team to determine the Company's IT-related needs, to evaluate the sufficiency of the Company's data-governance policies and practices, to keep the Company's management informed of notable cybersecurity-related updates, to review its security-related policies, and to identify ways to strengthen the systems and procedures implemented by the Company to detect, assess, and manage data risks.

In the event of the detection of an actual or suspected cybersecurity incident, the Company's IT Team, lead by the IT Manager, assesses the incident as "minimal", "low", "moderate" or "high". Incidents assessed at a minimal or low risk are reported to Company's management and the Executive Chairman of the Board and the Executive Chairman of the Board may share this information with the Board. Incidents assessed at a moderate or high risk are reported to Company's management, the Executive Chairman of the Board, and the Company's Board of Directors.

Notwithstanding the Company's cybersecurity-related policies, procedures, and governance framework, the ever-present threat of a cyber-attack, data breach, or other security incident is pervasive. The increasingly sophisticated nature of the tactics used to circumvent IT security safeguards makes cybersecurity threats increasingly difficult to detect and respond to. While the Company does not believe its business strategy, results of operations, or financial condition have been materially adversely affected by any cybersecurity threats or incidents, there is no assurance that the Company will not be materially affected by such threats or incidents in the future. Accordingly, the Company will continue to monitor cybersecurity risks and strive to invest in and strengthen its cybersecurity infrastructure.

ITEM 2. PROPERTIES

The Company's corporate offices were located at 601 Montgomery Street, Suite 1112, San Francisco, California, where it leased approximately 900 square feet for $4,500 per month with a lease expiration date in November 2024. In November 2024, the Company closed this office and signed two sublease agreements for small, office spaces in San Francisco, California and Downers Grove, Illinois. The sublease in San Francisco is for 80 square feet for $1,395 per month located at 601 Montgomery Street, Suite 850. The sublease in Downers Grove was signed in February 2025 and is for two offices and three cubicle spaces for $2,300 per month located at 3041 Woodcreek Drive. The sublease for Downers Grove expired in January 2026 and was not renewed.

On February 6, 2025, Bristol closed on the acquisition of certain parcels of real property located on Gooding Avenue, Bristol Rhode, Island. The purchase price for the property was $1,185,000. The transaction was effected pursuant to the terms of a Real Estate Purchase and Sale Agreement dated November 21, 2023 by and between the Company and the sellers identified therein, with the Company having assigned its rights under that agreement to Bristol effective February 5, 2025. At closing the parties entered into other agreements related to the transaction, including with respect to the grant of certain easements and restrictive covenants imposed on the sellers.

On May 7, 2024, the Company completed the RI Acquisition and acquired 60% of the equity interests of the RI Companies. The RI Companies operate three single-unit radiation therapy facilities, and each location operates pursuant to a lease. The facility in Woonsocket, RI has a ground lease with a sublease for 1,950 square feet of the clinic space, which is leased back to the lessor. The Woonsocket ground lease has a monthly payment of approximately $3,778 located at 115 Cass Avenue. The facility in Warwick, Rhode Island has a lease for 10,236 square feet located at 450 Toll Gate Road, and the rent payable under the lease is for $26,443 per month. The facility in Providence, RI also has a ground lease, which was contributed by one of the minority partners, located at 825 Chalkstone Avenue.

The Company owns and operates a stand-alone Gamma Knife facility in Lima, Peru where it leased approximately 1,600 square feet for approximately $8,850 per month through June 2025. In May 2024, the Company executed a new lease agreement for approximately 7,704 square feet for $9,000 per month. The Company renovated this space during the first half of 2025 to accommodate its Gamma Knife Esprit and administrative offices and moved into the leased space in June 2025. The lease expires in May 2034. The Company also owns and operates a stand-alone Gamma Knife facility in Guayaquil, Ecuador where it owns 864 square feet of condominium space in an office building and approximately 10,135 of related land and parking spaces. The Company's stand-alone radiation therapy facility in Puebla, Mexico also has a lease for approximately 536 square meters for $1,800 per month with a lease expiration in July 2034.

See Note 6 - Leases and Note 13 - Subsequent Event to the consolidated financial statements for additional information.

ITEM 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings involving the Company or any of its property. The Company knows of no legal or administrative proceedings against the Company contemplated by governmental authorities.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Dividend Policy

The Company's shares of common stock, no par value (the "Common Shares"), are currently traded on the NYSE American. At December 31, 2025, the Company had 6,575,000 issued and outstanding Common Shares, 18,000 Common Shares reserved for options, 161,000 unvested restricted stock units, and 123,000 vested, but not issued restricted stock units.

The Company estimates that there were approximately 700 record holders of its Common Shares at December 31, 2025.

There were no dividends declared or paid during 2025 and 2024.

Stock Repurchase Program

In 1999 and 2001, the Board of Directors approved resolutions authorizing the Company to repurchase up to a total of 1,000,000 shares of its common stock on the open market from time to time at prevailing prices, and in 2008 the Board of Directors reaffirmed these authorizations. In 2025 and 2024, there were no shares repurchased by the Company. A total of approximately 928,000 shares have been repurchased in the open market pursuant to these authorizations at a cost of approximately $1,957,000. As of December 31, 2025, there were approximately 72,000 shares remaining under the repurchase authorizations.

Equity Compensation Plans

During 2025, 110,000 restricted stock units were granted, all of which, were granted for executive compensation. There were no options granted during 2025. Additional information regarding our equity compensation plans is incorporated herein by reference from the 2026 Proxy Statement. See Note 8 - Stock-Based Compensation Expense to the consolidated financial statements for additional information.

Recent Sales of Unregistered Securities

None.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

<u>Overview</u>

American Shared Hospital Services is a leading provider of turn-key technology solutions for stereotactic radiosurgery and advanced radiation therapy equipment and services. The main drivers of the Company's revenue are numbers of sites, procedure volume, and reimbursement. The Company delivers radiation therapy through medical equipment leasing and direct patient services, its two reportable segments. The medical equipment leasing segment, which we also refer to as the Company's leasing segment, operates by fee-per-use contracts or revenue sharing contracts where the Company shares in the revenue and operating costs of the equipment. The Company leases seven Gamma Knife systems and one PBRT system as of December 31, 2025, where a contract exists between the hospital and the Company. The Company also owns and operates two single-unit Gamma Knife facilities in Lima, Peru and Guayaquil, Ecuador, one single-unit radiation therapy facility in Puebla, Mexico, and as a result of the completion of the RI Acquisition on May 7, 2024, the Company also has an interest in and operates three single-unit radiation therapy facilities in Rhode Island. These facilities constitute the direct patient services segment, where a contract exists between the Company's facilities and the individual treated at the facility. A summary of the Company's medical equipment leases and direct patient service sites is set forth in the table below:

<u>Number of Sites</u>

	12/31/2025	12/31/2024
Revenue Sharing	2	5
Fee Per Use	5	4
Medical Equipment Leasing ("Leasing") - Gamma Knife	**7**	**9**

Leasing - Proton Bream Radiation Therapy	1	1
Leasing - Total	8	10
Direct Patient Services - Gamma Knife	2	2
Direct Patient Services - LINAC	4	4
Direct Patient Services - Total	6	6

In February 2025, the Company and one of its customers mutually agreed to terminate their lease agreement prior to the contract term. The Company had one Gamma Knife contract expire in April 2025. The Company expects a third contract to expire in the second quarter of 2026. A summary of the Company's procedure volumes for fiscal years 2025 and 2024 are set forth in the table below.

Volume

Gamma Knife	12/31/2025	12/31/2024	Increase (Decrease)	Increase (Decrease)
Leasing - Gamma Knife	504	624	(120)	(19.2)%
Direct Patient Services - Gamma Knife	433	460	(27)	(5.9)%
Gamma Knife - Total	937	1,084	(147)	(13.6)%
PBRT Procedures (medical equipment leasing)	4,056	5,139	(1,083)	(21.1)%
LINAC Procedures (direct patient services)	28,147	14,662	13,485	92.0%

The decrease in Gamma Knife volume during 2025 in the leasing segment was due to the expiration of three contracts in the fourth quarter of 2024, and the first and second quarters of 2025. Same center procedures increased 11% in 2025 compared to 2024, driven by equipment upgrades at two existing customers. The upgrade to the Esprit system allows for treatment of more types of diagnoses. We believe the decrease in PBRT volume during 2025 was due to normal, cyclical fluctuations.

The decrease in Gamma Knife volume during 2025 in the direct patient service segment was due to downtime to upgrade the unit in Peru from a Gamma Knife Model 4(C) to the Gamma Knife Esprit. The facility also relocated its physical location and incurred downtime to modify the new space to accommodate the Esprit unit.

The increase in LINAC procedure volume during 2025 was the result of the completion of the RI Acquisition in May 2024 and the beginning of the Company's treatment of patients at its LINAC facility in Puebla, Mexico. On May 7, 2024, the Company acquired 60% of the interests of the RI Companies. The RI Companies operate three, existing, stand-alone radiation therapy cancer centers in Woonsocket, Warwick and Providence, Rhode Island. In July 2024, the Company began treating patients at a stand-alone LINAC facility in Puebla, Mexico. All four LINAC locations operated for the twelve-month period ended December 31, 2025, compared to a partial period during 2024.

Reimbursement

CMS established a 2026 delivery code reimbursement rate of approximately $7,525 ($7,645 in 2025) for a Medicare Gamma Knife treatment. The approximate CMS reimbursement rates for delivery of PBRT for a simple treatment without compensation for 2026 is $565 ($578 in 2025) and $1,277 ($1,276 in 2025) for simple with compensation, intermediate and complex treatments, respectively.

On September 29, 2020, CMS published a final rule that would have implemented a new mandatory payment model for radiation oncology services delivered to certain Medicare beneficiaries: the RO APM. On August 29, 2022, CMS published a final rule that delayed the start date of the RO APM to a date to be determined through future rulemaking and amended the definition of "model performance period" to provide that the start and end dates of the five-year model performance period will be established by CMS through future rulemaking. If the RO APM had not been delayed, it would have significantly altered CMS' payment methodology from a fee for service paradigm to a set reimbursement by cancer type methodology for radiation services provided within a 90 day episode of care. Under the RO APM, hospital based and free-standing radiation therapy providers would have been required to participate in the model based on whether the radiation therapy provider is located within a randomly selected core-based statistical area. At this time, it is not clear if the RO APM will be implemented and, if it is implemented, the timing for implementation and in what form it will be implemented. If a start date for the RO APM is proposed, CMS will provide at least six months' notice in advance of the proposed start date, and the proposed start date will be subject to public comment.

In addition, in March 2025, bipartisan legislation known as the ROCR Act was introduced in the U.S. House of Representatives and the U.S. Senate. The ROCR Act would require CMS to establish a new, specialized payment program under Medicare pursuant to which radiation therapy providers and suppliers would receive bundled payments for episodes of care provided to individuals with specified cancer types (with each episode of care generally beginning at the time radiation therapy planning is furnished and ending 30 or 90 days later depending on the type of cancer being treated). The proposed program is intended to implement a case-rate payment methodology and has been described by industry participants as a more simplified alternative to the RO APM. The ROCR model would cover primarily EBRT modalities for the 15 most common cancer types. However, unlike the RO APM, proton beam radiation therapy services would remain outside the ROCR model and would remain subject to fee-for-service reimbursement. As a result, reimbursement for services involving the Company's PBRT system would fall outside the scope of the ROCR Act as currently contemplated, while reimbursement for services involving the Company's Gamma Knife units (which provide a specialized form of EBRT) would likely be subject to the ROCR Act program. The ROCR Act remains pending, and it is uncertain whether it will be enacted or, if enacted, the timing, scope, or ultimate form of any such program or its impact on the Company's business.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the consolidated financial statements; accordingly, as this information changes, the consolidated financial statements could reflect different estimates, assumptions and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

The most significant accounting policies followed by the Company are presented in Note 2 – Accounting Policies to the consolidated financial statements. These policies along with the disclosures presented in the other consolidated financial statement notes and, in this discussion, and analysis, provide information on how significant assets and liabilities are valued in the consolidated financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of the consolidated financial statement amounts and the methods, assumptions and estimates underlying those amounts, management has identified estimated useful lives of property and equipment, impairment of property and equipment, business combinations, and revenue recognition for revenue sharing customers, and as such the aforementioned could be most subject to revision as new information becomes available. The following are our critical accounting policies in which management's estimates, assumptions and judgments most directly and materially affect the consolidated financial statements:

Revenue Recognition

The Company recognizes revenues under Accounting Standards Codification ("ASC") 842 *Leases* ("ASC 842") and ASC 606 *Revenue from Contracts with Customers* ("ASC 606"). The Company delivers radiation therapy through medical equipment leasing ("leasing") and direct patient services. The Company leased seven Gamma Knife systems and one PBRT system as of December 31, 2025. The leasing business operates by fee-per-use contracts or revenue sharing, where the Company shares in the revenue and operating costs of the equipment. The Company also owns and operates two single-unit Gamma Knife facilities in Lima, Peru and Guayaquil, Ecuador, one single-unit radiation therapy facility in Puebla, Mexico, and following the RI Acquisition on May 7, 2024, the Company also owns a 60% interest in and operates three single-unit radiation therapy facilities in Rhode Island, collectively, the direct patient service segment.

Rental Revenue from Medical Equipment Leasing ("Leasing")

The Company recognizes revenues under ASC 842 when services have been rendered and collectability is reasonably assured, on either a fee per use or revenue sharing basis. The terms of the contracts do not contain any guaranteed minimum payments. The Company's lease contracts typically have a ten-year term and are classified as either fee per use or revenue sharing. Fee per use revenues are recognized at the time the procedures are performed, based on each hospital's contracted rate and the number of procedures performed. Under revenue sharing arrangements, the Company receives a contracted percentage of the reimbursement received by the hospital. The amount the Company expects to receive is recorded as revenue and estimated based on historical experience. Revenue estimates are reviewed periodically and adjusted as necessary. Some of the Company's revenue sharing arrangements also have a cost sharing component and net profit share for the operating costs of the center. The Company records an estimate of operating costs which are reviewed on a regular basis and adjusted as necessary to more accurately reflect the actual operating costs and profit. The operating costs and estimated net operating profit are recorded as other direct operating costs in the consolidated statements of operations. For the years ended, December 31, 2025 and 2024, the Company recognized leasing revenue of approximately $12,553,000 and $15,629,000 under ASC 842, respectively, of which approximately $7,369,000 and $9,952,000 were for PBRT services, respectively.

Revenue sharing arrangements amounted to approximately 36% and 47% of total revenue for the years ended December 31, 2025 and 2024, respectively. Because the revenue estimates are reviewed on a quarterly basis, any adjustments required for past revenue estimates would result in an increase or reduction in revenue during the current quarterly period. Payor mix is a significant variable in the Company's estimate for revenue sharing revenues. Fluctuations in payor mix that may result in a 5% to 10% change in the estimate could increase or decrease revenues as of December 31, 2025, by approximately $101,000 to $202,000.

Direct Patient Services Revenue

The Company has stand-alone facilities in Lima, Peru and Guayaquil, Ecuador, where a contract exists between the Company's facilities and the individual patient treated at the facility. Under ASC 606, the Company acts as the principal in this transaction and provides, at a point in time, a single performance obligation, in the form of a Gamma Knife treatment. Revenue related to a Gamma Knife treatment is recognized on a gross basis at the time when the patient receives treatment. There is no variable consideration present in the Company's performance obligation and the transaction price is agreed upon per the stated contractual rate. GKPeru's payment terms are typically prepaid for self-pay patients and insurance provider payments are paid net 30 days. GKCE's patient population is primarily covered by a government payor and payments are paid between six and nine months, following issuance of invoice. The Company did not capitalize any incremental costs related to the fulfillment of its customer contracts.

On May 7, 2024, the Company acquired 60% of the interests of the RI Companies. The RI Companies operate three, existing, stand-alone radiation therapy cancer centers in Woonsocket, Warwick and Providence, Rhode Island, where contracts exist between the Company's facilities and the individual patients treated at the facility. Under ASC 606, the Company acts as the principal in these transactions and provides, at a point in time, a single performance obligation, in the form of radiation therapy treatment. The Company's stand alone radiation therapy facility in Puebla, Mexico is also accounted for under ASC 606. Revenue related to radiation therapy is recognized at the expected amount to be received, based on insurance contracts and payor mix, when the patient receives treatment. There is no variable consideration present in the Company's performance obligation and the transaction price is agreed upon per the stated contractual rate. Payment terms at these facilities are typically prepaid for self-pay patients and insurance providers are paid net 30 to 60 days. The Company did not capitalize any incremental costs related to the fulfillment of its customer contracts. The Company also concluded these facilities are part of its direct patient service segment, see further discussion below.

Accounts receivable under ASC 606 at December 31, 2025 and January 1, 2025 were $8,138,000 and $6,073,000. Accounts receivable under ASC 606 at December 31, 2024 and January 1, 2024 were $6,073,000 and $1,626,000. For the years ended December 31, 2025 and 2024, the Company recognized direct patient service revenues of approximately $15,529,000 and $12,556,000 under ASC 606, respectively.

Equipment Sales

During the year ended December 31, 2024, the Company sold one of its Gamma Knife Perfexion units with an Icon upgrade to the customer it was leased to and recorded a net gain on equipment sale. The Company assessed this transaction under ASC 606 and concluded the Company acted as the agent in this transaction and provided, at a point in time, a single performance obligation, in the form of an equipment sale of an Icon. The performance obligation to sell, assign, transfer and deliver the equipment to the customer was carried out via Elekta. Revenue related to the equipment sale is recognized on a net basis when the sale is complete. The Company recognized net revenues of $155,000 on the sale of equipment for the year ended December 31, 2024.

Impairment of Long-lived Assets

The Company assesses the recoverability of its long-lived assets when events or changes in circumstances indicate their carrying value may not be recoverable. Such events or changes in circumstances may include: a significant adverse change in the extent or manner in which a long-lived asset is being used, significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset, current or future operating or cash flow losses that demonstrate continuing losses associated with the use of a long-lived asset, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The Company assesses recoverability of a long-lived asset by determining whether the carrying value of the asset group can be recovered through projected undiscounted cash flows over their remaining lives. If the carrying value of the asset group exceeds the forecasted undiscounted cash flows, an impairment loss is recognized, measured as the amount by which the carrying amount exceeds estimated fair value. An impairment loss is charged to the consolidated statement of operations in the period in which management determines such impairment. As of December 31, 2025 and 2024, the Company recognized a loss on the write down of impaired assets of $0 and $3,084,000, respectively. Fluctuations in the Company's projections of cash flows may result in a 5% to 10% change in the impairment write-down by approximately $87,000 to $174,000, as of December 31, 2024.

See Note 3 - Property and Equipment for further discussion.

Business Combinations

Business combinations are accounted for under ASC 805 *Business Combinations* ("ASC 805") using the acquisition method of accounting. Under the acquisition method of accounting, all assets acquired, identifiable intangible assets, liabilities assumed and applicable non-controlling interests are recognized at fair value as of the acquisition date. Costs incurred associated with the acquisition of a business are expensed as incurred. The allocation of purchase price requires management to make significant estimates and assumptions, especially with respect to tangible assets, any intangible assets identified and non-controlling interests. These estimates include, but are not limited to, a market participant's expectation of future cash flows from acquired customers, acquired trade names, useful lives of acquired assets, and discount rates. Physical deterioration and asset replacement costs were significant variables in the Company's estimate for fair value of the medical equipment acquired. Fluctuations in these variables may result in a 5% to 10% change in the estimate, which could increase or decrease the fair value of medical equipment acquired as of December 31, 2024, by approximately $120,000 to $240,000. Lease term, renewal of lease terms, square footage allocation, and market lease rates were significant variables in the Company's estimate for fair value of the facilities acquired. Fluctuations in these variables may result in a 5% to 10% change in the estimate, which could increase or decrease the fair value of leaseholds acquired as of December 31, 2024, by approximately $235,000 to $470,000.

See Note 12 - Rhode Island Acquisition to the consolidated financial statements for further discussion on acquisitions.

Accounting pronouncements issued and adopted - In December 2023, the FASB issued ASU 2023-09 *Income Taxes (Topic 740) Improvements to Income Tax Disclosures* ("ASU 2023-09") which requires entities, on an annual basis, to disclose: specific categories in the rate reconciliation, additional information for reconciling items that meet a quantitative threshold, the amount of income taxes paid, net of refunds, disaggregated by jurisdiction, income or loss from continuing operations before income tax, income tax expense from continuing operations disaggregated between foreign and domestic, and income tax expense from continuing operations disaggregated by federal, state and foreign. ASU 2023-09 is effective for annual periods beginning after December 31, 2024. The Company adopted ASU 2023-09 for the year ended December 31, 2025 and enhanced its disclosure requirements, accordingly. See Note 7 - Income Taxes for further discussion.

Accounting pronouncements issued and not yet adopted - In November 2024, the FASB issued ASU 2024-03 *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures* ("ASU 2024-03") which requires entities to 1. disclose amounts of (a) purchase of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and, (e) depreciation, depletion, and amortization recognized as part of oil-and gas-producing activities, 2. include certain amounts that are already required to be disclosed under current Generally Accepted Accounting Principles in the same disclosures as other disaggregation requirements, 3. disclose a qualitative description of the amounts remaining in relevant expense captions that are not necessarily disaggregated quantitatively, and 4. disclose the total amount of selling expenses, in annual reporting periods, an entity's definition of selling expense. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating ASU 2024-03 to determine the impact it may have on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05 *Measurement of Credit Losses for Accounts Receivable and Contract Assets* ("ASU 2025-05") which provides (1) all entities with a practical expedient and (2) entities other than public business entities, with an accounting policy election when estimating credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating ASU 2025-05 to determine the impact it may have on its consolidated financial statements.

2025 Results

For each of the years ended December 31, 2025 and 2024, 45% and 56% of the Company's revenue was derived from the leasing segment, respectively, and 55% and 44% from the Company's direct patient service segment, respectively. For the year ended December 31, 2025, 41% of the Company's revenue was derived from its LINAC business, 33% was derived from its Gamma Knife business, and 26% was derived from its PBRT business. For the year ended December 31, 2024, 35% was derived from its PBRT business, 34% of the Company's revenue was derived from its Gamma Knife business, 30% was derived from its LINAC business, and 1% was derived from equipment sales.

TOTAL REVENUE

(in thousands)		2025	Increase (Decrease)		2024
Total revenue	$	28,082	(0.9)%	$	28,340

Total revenue in 2025 increased 0.9% compared to 2024 primarily due to revenue generated from the Company's single-unit radiation therapy facility in Puebla, Mexico, which began treating patients in July 2024, and revenue generated by the three single-unit radiation therapy facilities owned by the RI Companies, which the Company acquired a 60% interest in on May 7, 2024. Revenues from the Company's leasing segment decreased $3,076,000 in 2025 compared to 2024 due to a decrease in PBRT volumes and due to the expiration of three Gamma Knife contracts in the fourth quarter of 2024, first quarter of 2025, and second quarter of 2025. Revenues from the Company's direct patient service segment increased by $2,973,000 in 2025 compared to 2024 due to the Company's single-unit facility in Puebla, Mexico and the three, recently acquired, radiation therapy facilities in Rhode Island.

LINAC Revenue

		2025	Increase (Decrease)		2024
Revenue from LINAC (in thousands)	$	11,528	35.4%	$	8,517
Number of LINAC sessions		28,147	92.0%		14,662
Average revenue per session	$	410	(29.5)%	$	581

The Company acquired the RI Companies on May 7, 2024 and included the financial results from their operations from May 7, 2024, the closing date of the transaction, through December 31, 2024. The Company's stand-alone radiation therapy facility in Puebla, Mexico also began treating patients in July 2024. These facilities were consolidated with the Company's operations or otherwise operated for the twelve-month period ended December, 31, 2025, versus operating under the Company for a partial period in the prior year, driving the increase in radiation therapy revenue and LINAC sessions.

Proton Therapy Revenue

		2025	Increase (Decrease)		2024
Revenue from PBRT (in thousands)	$	7,369	(26.0)%	$	9,952
Number of PBRT fractions		4,056	(21.1)%		5,139
Average revenue per fraction	$	1,817	(6.2)%	$	1,937

PBRT revenue for 2025 was $7,369,000 compared to $9,952,000 in 2024. The number of PBRT fractions performed in 2025 was 4,056 compared to 5,139 in 2024. Revenue per fraction in 2025 was $1,817 compared to $1,937 in 2024. Lower volumes during 2025 drove lower revenues. We believe the lower procedure volume during 2025 was due to normal, cyclical fluctuations.

Gamma Knife Revenue

		2025	Increase (Decrease)		2024
Revenue from Gamma Knife (in thousands)	$	9,185	(5.5)%	$	9,716
Number of Gamma Knife procedures		937	(13.6)%		1,084
Average revenue per procedure	$	9,803	9.4%	$	8,963

Gamma Knife revenue for 2025 was $9,185,000 compared to $9,716,000 in 2024. Gamma Knife revenue for 2025 decreased $531,000 compared to 2024 due to the expiration of a total of three contracts in the fourth quarter of 2024, first quarter of 2025, and second quarter of 2025, respectively.

The number of Gamma Knife procedures performed in 2025 decreased by 147 compared to 2024 primarily due to the expiration of a total of three contracts in the fourth quarter of 2024, first quarter of 2025, and second quarter of 2025, respectively. Excluding the three Gamma Knife contracts that expired during 2024 and 2025, Gamma Knife procedures for existing sites increased 2% compared to the prior year. Overall, Gamma Knife procedures for existing customer sites, direct patient service segment, decreased by 6%, offset by an 11% increase in the Company's Gamma Knife leasing segment in 2025 compared to 2024, respectively. The decrease in Gamma Knife volumes from direct patient service sites was due to downtime to upgrade the Gamma Knife in Peru from a Model 4(C) to the Esprit, and to relocate the facility location as part of the upgrade.

Revenue per procedure increased by $840 in 2025 compared to 2024. This increase was due to changes in reimbursement at the Company's revenue share sites, which can fluctuate depending on payor mix and volume of procedures by site.

COSTS OF REVENUE

(In thousands)		2025	Increase (Decrease)		2024
Total costs of revenue	$	23,018	20.2%	$	19,155
Percentage of total revenue		82.0%			67.6%

The Company's costs of revenue, consisting of maintenance and supplies, depreciation and amortization, and other operating expenses (such as insurance, property taxes, sales taxes, marketing costs and operating costs from the Company's revenue sharing and international sites) increased by $3,863,000 in 2025 compared to 2024.

Maintenance and supplies and other direct operating costs, related party, as a percentage of total revenue were 13.4% and 10.7% in 2025 and 2024, respectively. Maintenance and supplies and other direct operating costs, related party increased by $740,000 in 2025 compared to 2024. The increase in 2025 compared to 2024 was primarily due to maintenance at the Company's radiation therapy facilities in Rhode Island, that were acquired during 2024, and maintenance for the Company's LINAC equipment in Puebla, Mexico which was under warranty through May 2025.

Depreciation and amortization costs as a percentage of total revenue were 20.3% and 21.4% in 2025 and 2024. Depreciation and amortization costs decreased by $376,000 in 2025 compared to 2024. The decrease in 2025 compared to 2024 was due to the expiration of three contracts in the fourth quarter of 2024, first quarter of 2025, and second quarter of 2025, respectively, offset by higher depreciation expense driven by an upgrade at one of the Company's existing locations, the RI Acquisition where the Company acquired three, existing, single-unit radiation therapy facilities, and the Company's radiation therapy in Puebla, Mexico which began treating patients July 2024.

Other direct operating costs as a percentage of total revenue were 48.3% and 35.5% in 2025 and 2024, respectively. Other direct operating costs increased by $3,499,000 in 2025 compared to 2024. The increase in 2025 was due to the Company's single-unit radiation therapy facility in Puebla, Mexico, which began treating patients in July 2024, and the three single-unit radiation therapy facilities the Company acquired in Rhode Island on May 7, 2024. These facilities are part of the Company's direct patient service segment where the Company owns and operates the facilities, therefore, there are higher operating costs associated with them.

SELLING AND ADMINISTRATIVE EXPENSE

(In thousands)		2025	Increase (Decrease)		2024
Selling and administrative expense	$	7,078	(4.4)%	$	7,407
Percentage of total revenue		25.2%			26.1%

The Company's selling and administrative costs decreased by $329,000 in 2025 compared to 2024. The decrease in 2025 was due to fees associated with new business opportunities, including those resulting from the RI Acquisition, incurred in the prior year only, offset by increased staffing in the sales, finance and customer retention areas that continued into 2025.

INTEREST EXPENSE

(In thousands)		2025	Increase (Decrease)		2024
Interest expense	$	1,574	5.0%	$	1,499
Percentage of total revenue		5.6%			5.3%

The Company's interest expense increased $75,000 in 2025 compared to 2024. The increase for the year ended December 31, 2025 was due to an increase in borrowings, primarily the Second Supplemental Term Loan received in December 2024.

LOSS ON WRITE DOWN OF IMPAIRED ASSETS AND ASSOCIATED REMOVAL COSTS

(In thousands)	2025	Increase (Decrease)	2024
Loss on write down of impaired assets	$ —	* $	3,084
Percentage of total revenue	0.0%		10.9%

As of December 31, 2025 and 2024, the Company recognized a loss on the write down of impaired assets of $0 and $3,084,000, respectively. During the year ended December 31, 2024, the Company recognized impairment on six of its domestic Gamma Knife units. The Company also increased and impaired its ARO liability for one of the impaired units where the Company does not plan to renew the contract in early 2026 and will remove this unit at its contract term. The six sites that were impaired and ARO for one of the impaired units were recorded as write down of impaired assets as of December 31, 2024. The Company also reviewed its long-lived assets during the fourth quarter of 2025 and concluded no events or circumstances existed that indicated additional impairment existed at December 31, 2025.

See Note 3 - Property and Equipment to the consolidated financial statements for further discussion on impairment.

BARGAIN PURCHASE GAIN RI ACQUISITION

(In thousands)	2025	Increase (Decrease)	2024
Bargain purchase gain RI Acquisition, net	$ —	* $	3,794
Percentage of total revenue	0.00%		13.4%

For the year ended December 31, 2024, the Company recorded a $3,794,000 net bargain purchase gain related to the RI Acquisition that closed on May 7, 2024. The Company acquired 60% of the equity interests of the RI Companies, which operate three radiation therapy facilities, for $2,850,000. The assets acquired exceeded the total purchase price by the bargain purchase amount and the Company recorded this difference as a gain for the year ended December 31, 2024. See Note 12 - RI Acquisition to the consolidated financial statements for further discussion on bargain purchase.

INTEREST AND OTHER INCOME

(In thousands)	2025	Increase (Decrease)	2024
Interest and other income	$ 368	48.4% $	248
Percentage of total revenue	1.3%		0.9%

Interest and other income increased $120,000 in 2025 compared to 2024. The increase is primarily due to favorable exchange rates for the US dollar compared to the Mexican peso during the year ended December 31, 2025. The Company maintains most of its cash in Mexico in the local currency.

INCOME TAX BENEFIT

(In thousands)	2025	Increase (Decrease)	2024
Income tax benefit	$ (493)	67.1% $	(295)
Percentage of total revenue	(1.8)%		(1.0)%
Percentage of income, after net income attributable to non-controlling interests, and before income taxes and bargain purchase gain	24.1%		15.5%

Income tax benefit increased $198,000 in 2025 compared to 2024. The increase in the income tax benefit in 2025 was primarily due to losses incurred by both the Company's leasing and direct patient services segments, driven by lower PBRT and Gamma Knife procedure volumes during 2025.

The Company anticipates that it will record income tax expense if it operates profitably in the future. Currently there are state income tax payments required for most states in which the Company operates.

NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

(In thousands)	2025	Increase (Decrease)	2024
Net loss attributable to non-controlling interests	$ (1,174)	79.5% $	(654)
Percentage of total revenue	(4.2)%		(2.3)%

Net loss attributable to non-controlling interests increased $520,000 in 2025 compared to 2024. Net income or loss attributable to non-controlling interests represents the pre-tax income earned by the 19% non-controlling interest in GKF, and the pre-tax income or losses of the non-controlling interests in various subsidiaries controlled by GKF, the 40% non-controlling interests in the RI facilities and their pre-tax income or losses, and the 15% non-controlling interest in the Company's joint venture in Puebla, Mexico and its net income or loss. The decrease or increase in net income or loss attributable to non-controlling interests reflects the relative profitability of GKF, the RI Companies, and Puebla. The increase in net loss attributable to non-controlling interests in 2025 compared to 2024 was due to higher pre-tax loss for GKF stand-alone operations and the RI facilities.

NET (LOSS) INCOME ATTRIBUTABLE TO AMERICAN SHARED HOSPITAL SERVICES

(In thousands, except per share amounts)	2025	Increase (Decrease)	2024
(Loss) earnings attributable to ASHS	$ (1,553)	(171.0)% $	2,186
(Loss) earnings per share attributable to ASHS, diluted	$ (0.23)	(170.0)% $	0.33

The Company incurred a net loss attributable to American Shared Hospital Services of $1,553,000 in 2025 compared to net income of $2,186,000 in 2024. The Company's direct patient segment incurred a net loss of $1,167,000 in 2025 compared to net income of $5,566,000 in 2024. Net income in 2024 was primarily due to the bargain purchase gain from the RI Acquisition and profitability of the three stand-alone facilities acquired, in which the Company acquired an interest. The Company's direct patient segment incurred a net loss in 2025, primarily due to physician turnover at the RI facilities, which impacted volumes during the year. Also, the Company experienced equipment downtime in Peru to upgrade its equipment in July 2025. Net loss for the Company's leasing segment decreased $2,994,000 in 2025 to a loss of $386,000 compared to a loss of $3,380,000 in 2024. The decrease in 2025 compared to 2024 was primarily due to the impairment recognized in the prior year on the Gamma Knife portfolio and related removal costs, along with operating losses at the domestic Gamma Knife leasing segment level.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary liquidity needs are to fund capital expenditures as well as support working capital requirements. In general, the Company's principal sources of liquidity are cash and cash equivalents on hand. The Company had cash and cash equivalents, including restricted cash, of $3,712,000 at December 31, 2025 compared to $11,275,000 at December 31, 2024, a decrease of $7,563,000. The Company's expected primary cash needs on both a short and long-term basis are for capital expenditures, business expansion, working capital, and other general corporate purposes.

Cash Flows

Cash Flows Provided by Operating Activities

Operating activities provided $3,098,000 of cash in 2025, which was driven by non-cash charges for depreciation and amortization of $5,714,000, stock-based compensation expense of $404,000, accretion of deferred issuance costs of $126,000, net changes in lease liabilities of $285,000, changes in related party liabilities of $207,000, and changes in prepaids and other assets of $1,677,000. These increases were offset by a net loss of $2,727,000, accretion of unfavorable lease position of $26,000, changes in receivables of $559,000, and changes in accounts payable and accrued liabilities of $955,000.

The Company's trade accounts receivable decreased by $1,089,000 to $10,521,000 at December 31, 2025 from $11,610,000 at December 31, 2024. The number of days revenue (sales) outstanding ("DSO") in accounts receivable as of December 31, 2025 was 137 days compared to 150 days at December 31, 2024. DSO fluctuates depending on timing of customer payments received and the mix of fee per use versus revenue sharing or direct patient service customers. The revenue sharing and direct patient service sites generally have longer collection periods than fee per use sites. The Company added four direct patient service sites during 2024, driving the increase in DSO.

Cash Flows Used in Investing Activities

Investing activities used $7,634,000 of cash in 2025, due to payments made towards the purchase of property and equipment. During 2025, the Company completed two Esprit upgrades at existing customer sites.

Cash Flows Used in Financing Activities

Financing activities used $3,027,000 of cash during 2025, which was driven by payments on long-term debt of $3,014,000 and distributions to non-controlling interests of $21,000. These decreases were offset by capital contributions from non-controlling interests of $8,000.

Working Capital

The Company had a working capital deficit at December 31, 2025 of $5,724,000 compared to working capital of $15,853,000 at December 31, 2024. The $21,577,000 decrease in net working capital was primarily due to decreasing cash and an increase in the current portion of long-term debt, net, specifically following the notification from Fifth Third asserting an event of default under the Credit Agreements. The Company's Credit Agreement with Fifth Third matures in April 2026, and, although the Company is optimistic it will be able to negotiate an extension to the Credit Agreement, if the Company is unable to do so, the Company's liquidity will be adversely impacted and the Company's ability to satisfy all of its commitments over the next twelve months in accordance with their current terms would be jeopardized. See additional discussion in the "Commitments" section below.

The Company, in the past, has secured financing for its projects from several lenders and anticipates that it will be able to secure financing on future projects from these or other lending sources, but there can be no assurance that financing will continue to be available on acceptable terms. If the Company's payment obligations under the Credit Agreements become accelerated due to the events of default under such agreements, the Company would not have sufficient cash on hand, cash flow from operations, and other cash resources to satisfy such accelerated payment obligations, which raises substantial doubt about the Company's ability to continue as a going concern. See additional discussion in the "Long-Term Debt" and "Going-Concern Consideration" sections below.

27

Long-Term Debt

On April 9, 2021, ASHS, Orlando, GKF (collectively, the Borrowers), and ASRS (together with the Borrowers, collectively, the Loan Parties) entered into a five-year $22,000,000 Credit Agreement with Fifth Third Bank, N.A. Unless otherwise stated, capitalized terms that are used in this "Long-Term Debt" section but not defined here or elsewhere in this Annual Report have the meanings given to them in the Credit Agreement, as amended. The Credit Agreement includes three loan Facilities. The first loan facility is a $9,500,000 Term Loan, which was used to refinance the domestic Gamma Knife debt and finance leases and for associated closing costs. The second loan facility is a $5,500,000 DDTL, which was used to refinance the Company's PBRT finance leases and associated closing costs, as well as to provide additional working capital. The third loan facility provides a $7,000,000 Revolving Line of credit available for future projects and general corporate purposes. The Facilities have a five-year maturity, which mature on April 9, 2026, carry a floating interest of SOFR plus 3.0% (6.99% as of December 31, 2025), and are secured by a lien on substantially all of the assets of the Loan Parties and are guaranteed by ASHS. ASHS is currently in discussions with Fifth Third regarding a potential extension of the maturity of the Facilities. However, there can be no assurance that Fifth Third will agree to such an extension or, if obtained, as to the terms or duration of any such extension. If ASHS is unable to obtain an extension of the maturity of the Facilities, the Company will not have sufficient cash on hand to repay the Facilities at maturity.

On January 25, 2024, the Loan Parties and Fifth Third entered into the First Amendment to the Credit Agreement, which amended the Credit Agreement to add a Supplemental Term Loan in the aggregate principal amount of $2,700,000. The proceeds of the Supplemental Term Loan were advanced in a single borrowing on January 25, 2024, and were used for capital expenditures related to the Company's operations in Puebla, Mexico and other related transaction costs. The Supplemental Term Loan has a Maturity Date of January 25, 2030. Interest on the Supplemental Term Loan was payable monthly during the initial twelve-month period following the First Amendment Effective Date. Following such twelve-month period, the Company is required to make equal monthly payments of principal and interest to fully amortize the amount outstanding under the Supplemental Term Loan by the Maturity Date. The Supplemental Term Loan is secured by a lien on substantially all of the assets of ASHS and certain of its domestic subsidiaries. The First Amendment also replaces the LIBOR-based rates in the Credit Agreement with SOFR-based rates. Pursuant to the First Amendment, advances under the Credit Agreement bear interest at a floating rate per annum equal to SOFR plus 3.00%, subject to a SOFR floor of 0.00%.

On December 18, 2024, the Company and Fifth Third entered into the Second Amendment to the Credit Agreement, which amended the Credit Agreement to add a Second Supplemental Term Loan in the aggregate principal amount of $7,000,000. The proceeds of the Second Supplemental Term Loan were advanced in a single borrowing on December 18, 2024, and were used for capital expenditures related to the Company's domestic Gamma Knife leasing operations and the RI Acquisition and related transaction costs. The Second Supplemental Term Loan will mature on December 18, 2029 (the "Second Maturity Date"). Interest on the Second Supplemental Term Loan is payable monthly during the initial twelve-month period following the Second Amendment Effective Date. Following such twelve-month period, the Company is required to make equal monthly payments of principal and interest to fully amortize the amount outstanding under the Second Supplemental Term Loan over a period of seven years. All unpaid principal of the Second Supplemental Term Loan and accrued and unpaid interest thereon is due and payable in full on the Second Maturity Date. The Second Supplemental Term Loan is secured by a lien on substantially all of the assets of ASHS and certain of its domestic subsidiaries.

The long-term debt on the consolidated balance sheets related to the Term Loan, DDTL, Supplemental Term Loan and Second Supplemental Term Loan was $16,197,000 and $18,462,000 as of December 31, 2025 and December 31, 2024, respectively. The Company capitalized debt issuance costs of $164,000 during the year ended December 31, 2024 related to issuance of the Supplemental Term Loan and Second Supplemental Term Loan.

The Credit Agreement contains customary covenants and representations, including without limitation, a minimum fixed-charge coverage ratio of 1.25 and maximum funded debt-to-EBITDA ratio of 3.0 to 1.0 (tested on a trailing twelve-month basis at the end of each fiscal quarter), an obligation that the Company maintain $5,000,000 of unrestricted domestic cash, reporting obligations, limitations on dispositions, changes in ownership, mergers and acquisitions, indebtedness, encumbrances, distributions, investments, transactions with affiliates and capital expenditures.

On September 30, 2025, the Company received a limited waiver from Fifth Third with respect to its failure to be in compliance with the maximum funded debt-to-EBITDA ratio covenant in the Credit Agreement as of June 30, 2025 and with respect to the delivery of items following the closing of the Second Amendment.

As of September 30, 2025, the Company was not in compliance with the Minimum Cash Covenant under the Credit Agreement, which is an obligation to maintain minimum unrestricted domestic cash and Cash Equivalents of at least an aggregate of $5,000,000. On December 10, 2025, the Loan Parties received a notice from Fifth Third (i) asserting that an Event of Default occurred under the Credit Agreement due to the failure of the Borrowers to comply with the Minimum Cash Covenant for the fiscal quarter ending September 30, 2025 (the "September Event of Default"), and (ii) informing the Loan Parties that Fifth Third has suspended the Revolving Loan Commitment with respect to additional Revolving Loan Advances. In addition to confirming that Fifth Third has not waived the September Event of Default or any other Event of Default, the notice reserves all of Fifth Third's other rights, powers, privileges, and remedies under the Credit Agreement, the other Loan Documents, applicable law, and otherwise with respect to any Event of Default, including but not limited to Fifth Third's right to accelerate the Borrowers' payment obligations in respect of all Advances and other Obligations owing under the Credit Agreement and to repossess, liquidate, or take any other action with respect to any or all Collateral.

As of December 31, 2025, the Company was not in compliance with the minimum fixed-charge coverage ratio, the maximum funded debt-to-EBITDA ratio, and the Minimum Cash Covenant required by the Credit Agreement (the "December Events of Default," together with the September Event of Default, the "Financial Covenant Defaults"). The Company has notified Fifth Third of the December Events of Default, and as a result thereof, Fifth Third may exercise any of its rights, powers, privileges, and remedies under the Credit Agreement, the other Loan Documents, and applicable law, including but not limited to the right to accelerate the Borrowers' payment obligations under the Credit Agreement.

Due to the Financial Covenant Defaults described above, the Loan Parties are not in compliance with the Credit Agreement as of December 31, 2025. As of the date of this Annual Report, Fifth Third has not accelerated the obligations of the Loan Parties under the Credit Agreement or other Loan Documents. ASHS is currently in discussions with Fifth Third regarding a waiver and an amendment to the Credit Agreement. However, there can be no assurances regarding the outcome of such discussions.

The DFC Loan entered into with DFC in connection with the acquisition of GKCE in June 2020 was obtained through a wholly-owned subsidiary of ASHS, HoldCo, and is guaranteed by GKF. The DFC Loan is secured by a lien on GKCE's assets. The first tranche of the DFC Loan was funded in June 2020. During the fourth quarter of 2023, the second tranche of the DFC loan was funded to finance the equipment upgrade in Ecuador. The amount outstanding under the first tranche of the DFC Loan is payable in 29 quarterly installments with a fixed interest rate of 3.67%. The amount outstanding under the second tranche of the DFC Loan is payable in 16 quarterly installments with a fixed interest rate of 7.49%. The long-term debt on the consolidated balance sheets related to the DFC loan was $1,149,000 and $1,806,000 as of December 31, 2025 and 2024, respectively. The Company did not capitalize any debt issuance costs during the years ended December 31, 2025 and 2024, respectively, related to maintenance and administrative fees on the DFC Loan.

The DFC Loan contains customary covenants among other covenants and obligations, requirements that HoldCo maintain certain financial ratios related to liquidity and cash flow as well as depository requirements. On March 28, 2024, HoldCo received a waiver and amendment to the DFC Loan from DFC for certain covenants as of December 31, 2023 and through December 31, 2024 which amended other covenants and definitions permanently. On March 3, 2025, the Company received an additional waiver from DFC for certain covenants as of December 31, 2024 and through December 31, 2025.

In November and December 2024, GKCE obtained two loans with banks locally in Ecuador (the "GKCE Loans"). The GKCE Loans carry interest rates of 12.60% and 12.78% and are payable in twelve and thirty-six equal monthly installments of principal and interest, respectively. Total long-term debt on the consolidated balance sheets related to the GKCE Loans was $53,000 and $145,000 as of December 31, 2025 and 2024, respectively. The Company did not capitalize any debt issuance costs related to the GKCE Loans.

As a result of the Loan Parties' Financial Covenant Defaults under the Credit Agreement with Fifth Third discussed above, ASHS has determined that the non-compliance with the Credit Agreement could be deemed to have resulted in an Event of Default (as defined in the DFC Loan) under the DFC Loan (the "Potential Event of Default"). However, as of the date of this Annual Report, DFC has not delivered any notice to HoldCo or ASHS asserting the occurrence of an Event of Default or sought to exercise any remedies it may have under the DFC Loan.

Due to the Potential Event of Default described above, HoldCo may be deemed to not be in compliance with the DFC Loan as of September 30, 2025 and December 31, 2025.

The Company's failure to comply with the covenants under the Credit Agreements could result in the Company's credit commitments being terminated and the principal of any outstanding borrowings, together with any accrued but unpaid interest, under the Credit Agreements could be declared immediately due and payable. Furthermore, the lenders under the Credit Agreements could also exercise their rights to take possession of, and to dispose of, the collateral securing the credit facilities and loans and could pursue additional default remedies upon default as set forth in each such agreement.

As long as the Company remains in default under the Credit Agreements, Fifth Third and DFC could accelerate all payment obligations under the Credit Agreements. Although, as of the date of this Annual Report, neither Fifth Third nor DFC has exercised their acceleration rights, if Fifth Third or DFC were to accelerate all payment obligations under the Credit Agreements as a result of the defaults thereunder, the Company would not have sufficient cash on hand to satisfy such accelerated payment obligations. As a result, these conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company continues to evaluate the implications of the information described above on its liquidity, financial condition, going-concern considerations, operations, and any other impact on its consolidated financial statements.

The Company's combined long-term debt, net, totaled $17,294,000 as of December 31, 2025. See Note 5 - Long Term Debt to the consolidated financial statements for additional information.

Going-Concern Consideration

The Company believes it will be able to negotiate an extension to the Credit Agreement, however, if the Company is unable to do so, the Company's liquidity will be adversely impacted and the Company's ability to satisfy all of its commitments over the next twelve months in accordance with their current terms would be jeopardized. Despite management's belief, as long as the Company remains in default under the Credit Agreements, Fifth Third and DFC could accelerate all payment obligations under the Credit Agreements. If such acceleration were to occur, the Company would not have sufficient cash on hand to satisfy the accelerated payment obligations. As a result of these conditions, in connection with management's assessment of going-concern considerations in accordance with ASC 205-40 *Presentation of Financial Statements - Going Concern*, management has determined that the Company's liquidity condition raises substantial doubt about the Company's ability to continue as a going concern, should Fifth Third and DFC accelerate all payment obligations. This 10-K does not contain any adjustments that might result from the uncertainty regarding the Company's ability to continue as a going concern.

Commitments

As of December 31, 2025, the Company had commitments to purchase and install Gamma Knife and LINAC equipment totaling $7,884,000. There are no significant cash requirements, pending financing, for these commitments in the next 12 months. There can be no assurance that financing will be available for the Company's current or future projects, or at terms that are acceptable to the Company.

The Company also had commitments to service its operating equipment totaling $7,114,000. The Gamma Knife, PBRT, LINAC and related service contracts are paid monthly, as service is performed. The Company believes that cash flow from operations and cash on hand will be sufficient to cover these payments. See Note 10 - Commitments and Contingencies to the consolidated financial statements for further discussion on commitments.

Related Party Transactions

The Company's Gamma Knife business is operated through its 81% indirect interest in its GKF subsidiary. The remaining 19% of GKF is owned by a wholly owned U.S. subsidiary of Elekta, which is the manufacturer of the Gamma Knife. Since the Company purchases its Gamma Knife units from Elekta, there are significant related party transactions with Elekta such as equipment purchases, commitments to purchase and service equipment, and costs to de-install and maintain the equipment.

The following summarizes related party activity for the years ended December 31, 2025 and 2024:

	December 31,		
	2025		2024
Equipment purchases and de-install costs	$	4,412,000	$ 5,268,000
Costs incurred to maintain equipment		978,000	678,000
Total related party transactions	$	5,390,000	$ 5,946,000

The Company had related party commitments to purchase and install two Esprit upgrades, one LINAC, and service the related equipment. Total related party commitments were $10,754,000 as of December 31, 2025.

Related party liabilities on the consolidated balance sheets consist of the following as of December 31, 2025 and 2024:

	December 31,		
	2025		2024
Accounts payable, asset retirement obligations and other accrued liabilities	$	1,887,000	$ 2,270,000

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, as defined in Rule 10(f)(1) of Regulation S-K under the Exchange Act, the Company is not required to provide the information required by this item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Index to Consolidated Financial Statements and Financial Statement Schedules included at page F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a)   **Evaluation of disclosure controls and procedures.**

Our Executive Chairman of the Board (who performs the functions of our principal executive officer) and our Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e)) of the Exchange Act) as of the end of the period covered by this annual report, have concluded that our disclosure controls and procedures are not effective as of December 31, 2025 based on their evaluation of these controls and procedures required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15, due to the material weakness over financial reporting described below.

(b) **Management's report on internal control over financial reporting.**

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to its management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on its evaluation, management has concluded that the Company's internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2025.

A material weakness, as defined in the standards established by the Sarbanes-Oxley Act of 2002, is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. We have identified the material weakness in internal control over financial reporting as of December 31, 2025 described below.

The Company did not maintain an effective control environment because it had an insufficient number of personnel and resources with experience to create the proper environment for effective internal control over financial reporting in this period. The Company's control environment resulted in the conclusion that we were unable to completely maintain the monitoring component of the COSO framework including ensuring the sufficiency of monitoring activities to ascertain whether the components of internal control are present and functioning in a timely manner.

The material weakness could result in misstatements in the consolidated financial statements that would not be prevented or detected on a timely basis. Accordingly, management has concluded that the control deficiency constitutes a material weakness.

The Company's remediation plan related to the material weakness in our internal controls identified are to hire sufficient personnel with accounting and financial reporting experience to augment its current staff and to improve the timeliness of our overall effectiveness of the Company's closing and financial reporting processes, including as described in this paragraph. As previously disclosed, on December 19, 2024, the Company appointed a new Chief Financial Officer who also serves as the Company's principal financial officer and principal accounting officer. The new Chief Financial Officer has extensive experience and expertise in billing and collections for radiation therapy facilities. During 2024, the Company outsourced its billing cycle for its Rhode Island facilities. In May 2025, the Company hired a Director of Revenue Cycle Management and effective June 1, 2025, began preparing to process the Rhode Island revenue cycle internally. Two additional staff members have been hired to support this process internally as well. While this process is still new, the Company expects this change to provide more control and efficiency to this process overall. Also, during the first and second quarters of 2025, the Company utilized resources from a staffing agency and hired an Accounting Manager on a full-time basis in late March 2025 in addition to using third party accounting consulting services. The Company will continue to assess the need for additional resources, especially in the finance and accounting areas, as the Company's business continues to grow and expand.

The primary element of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. As management continues to evaluate and work to improve our internal control over financial reporting, management may determine it is necessary to take additional measures to address the material weakness.

As we are a non-accelerated filer, our independent registered public accounting firm is not required to issue an attestation report on our internal control over financial reporting

(c)   **Changes in internal controls over financial reporting.**

Our Executive Chairman of the Board (who performs the functions of our principal executive officer) and our Chief Financial Officer have evaluated the changes to the Company's internal control over financial reporting that occurred during our last fiscal quarter ended December 31, 2025, as required by paragraph (d) of Exchange Act Rules 13a-15 and 15d-15, and have concluded that, other than the remediation efforts described above, there were no such changes that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting..

ITEM 9B. OTHER INFORMATION

During the quarter ended December 31, 2025, no director or officer adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding directors is incorporated herein by reference from the Company's definitive Proxy Statement for the 2026 Annual Meeting of Shareholders (the "2026 Proxy Statement"). Information regarding executive officers of the Company, included herein under the caption "Executive Officers of the Company" in "Part I, Item 1. Business" above, is incorporated herein by reference.

Information concerning the identification of our standing Audit Committee required by this Item is incorporated by reference from the 2026 Proxy Statement.

Information concerning our Audit Committee financial experts required by this Item is incorporated by reference from the 2026 Proxy Statement.

Information concerning compliance with Section 16(a) of the Exchange Act required by this Item is incorporated by reference from the 2026 Proxy Statement.

We have adopted a Code of Ethics that is available on our website at www.ashs.com. The information on our website is not part of this report. You may also request a copy of this document free of charge by writing our Corporate Secretary.

We have adopted a Policy on Inside Information and Insider Trading (our "Insider Trading Policy"), which governs the purchase, sale, and/or other disposition of our securities by our directors, officers, and employees and other covered persons designated by our Chief Financial Officer. We believe our Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and NYSE American listing standards, as applicable. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item is incorporated herein by reference from the 2026 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item is incorporated herein by reference from the 2026 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item is incorporated herein by reference from the 2026 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the section entitled "Ratification of the Appointment of Our Independent Registered Public Accounting Firm" in our Proxy Statement for the 2026 Annual Meeting of Stockholders.

Auditor Firm Id:	23	Auditor Name:	Baker Tilly US, LLP	Auditor Location:	San Francisco, CA United States

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   **Financial Statements and Schedules.**

The following Financial Statements and Schedules are filed with this Report:
    Report of Independent Registered Public Accounting Firm
    Audited Consolidated Financial Statements
    Consolidated Balance Sheets
    Consolidated Statements of Operations
    Consolidated Statement of Shareholders' Equity
    Consolidated Statements of Cash Flows
    Notes to Consolidated Financial Statements
    Financial Statement Schedules- no schedules are included since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements and notes thereto.

(b)   Exhibits.

The following Exhibits are filed with this Report.

Exhibit Number	Description	Incorporated by reference herein		
		Form	Exhibit	Date
3.1	Articles of Incorporation of the Company.	10-Q 001-08789	3.1	5/15/2017
3.1a	Certificate of Amendment to Articles of Incorporation of the Company.	10-K 001-08789	3.1	3/27/2017
3.2	By-laws of the Company, as amended to date.	10-Q 001-08789	3.2	8/15/2022
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	10-K 001-08789	4.1	4/6/2021
10.1	Operating Agreement for GK Financing, LLC dated as of October 17, 1995 between American Shared Radiosurgery Services, Inc. and GKV Investments, Inc.	S-1 033-63721	10.12	10/26/1995
10.1a	Amendment Agreement dated as of October 26, 1995 to the GK Financing, LLC Operating Agreement between American Shared Radiosurgery Services, Inc. and GKV Investments, Inc.	S-1/A 033-63721	10.13	3/29/1996
10.1b	Second Amendment Agreement dated as of December 20, 1995 to the GK Financing, LLC Operating Agreement between American Shared Radiosurgery Services, Inc. and GKV Investments, Inc.	S-1/A 033-63721	10.13	3/29/1996
10.1c	Third Amendment Agreement dated as of October 16, 1996 to the GK Financing, LLC Operating Agreement between American Shared Radiosurgery Services, Inc. and GKV Investments, Inc.	10-K 001-08789	10.13b	3/31/1998
10.1d	Amendment Four Agreement dated as of March 31, 1998 to the GK Financing, LLC Operating Agreement between American Shared Radiosurgery Services, Inc. and GKV Investments, Inc.	10-K 001-08789	10.8	3/31/1999
10.1e	Fifth Amendment Agreement dated as of March 31, 1998 to the GK Financing, LLC Operating Agreement between American Shared Radiosurgery Services, Inc. and GKV Investments, Inc.	10-K 001-08789	10.9	3/31/1999
10.1f	Sixth Amendment Agreement dated as of June 5, 1998 to the GK Financing, LLC Operating Agreement between American Shared Radiosurgery Services, Inc. and GKV Investments, Inc.	10-K 001-08789	10.10	3/31/1999
10.1g	Seventh Amendment Agreement dated as of October 18, 2006 to the GK Financing, LLC Operating Agreement between American Shared Radiosurgery Services, Inc. and GKV Investments, Inc.	10-K 001-08789	10.52	4/2/2007
10.1h	Eighth Amendment Agreement dated as of April 28, 2010 to the GK Financing, LLC Operating Agreement between American Shared Radiosurgery Services, Inc. and GKV Investments, Inc.	10-K 001-08789	10.1h	3/30/2016
10.1i	Ninth Amendment Agreement dated as of May 16, 2011 to the GK Financing, LLC Operating Agreement between American Shared Radiosurgery Services, Inc. and GKV Investments, Inc.	10-K 001-08789	10.1i	3/30/2016

| 10.1j | Tenth Amendment Agreement dated as of March 25, 2021 to the GK Financing, LLC Operating Agreement between American Shared Radiosurgery Services, Inc. and GKV Investments, Inc. | 10-K 001-08789 | 10.1j | 3/30/2022 |

10.2	Lease Agreement for a Gamma Knife Unit dated as of October 29, 1996 between GK Financing, LLC and Methodist Healthcare Systems of San Antonio, Ltd., dba Southwest Texas Methodist Hospital.	10-K 001-08789	10.2	3/30/2016
10.2a	Addendum to Lease Agreement for a Gamma Knife Unit dated as of October 31, 1996 between GK Financing, LLC and Methodist Healthcare System of San Antonio, Ltd., dba Southwest Texas Methodist Hospital.	10-K 001-08789	10.2a	3/30/2016
10.2b	Addendum Two to Lease Agreement for a Gamma Knife Unit dated as of October 16, 1997 between Methodist Healthcare System of San Antonio, Ltd., d.b.a. Southwest Texas Methodist Hospital and GK Financing, LLC.	10-K 001-08789	10.2b	3/30/2016
10.2c	Amendment to Lease Agreement for a Gamma Knife Unit dated as of December 13, 2003 between Methodist Healthcare Systems of San Antonio, Ltd., d/b/a Southwest Texas Methodist Hospital and GK Financing, LLC.	10-K 001-08789	10.2c	3/30/2016
10.2d	#Second Amendment to Lease Agreement for a Gamma Knife Unit (Perfexion Upgrade) dated as of December 23, 2009 between GK Financing, LLC and Methodist Healthcare Systems of San Antonio, Ltd., d/b/a Southwest Texas Methodist Hospital.	10-Q 001-08789	10.18b	11/15/2010
10.2e	Third Amendment to Lease Agreement for a Gamma Knife Unit (Perfexion Upgrade) dated June 1, 2020 between GK Financing, LLC and Methodist Healthcare System of San Antonio, Ltd., d/b/a Southwest Texas Methodist Hospital	10-Q 001-08789	10.4	5/12/2023
10.2f	Fourth Amendment to Lease Agreement for a Gamma Knife Unit (Esprit Upgrade) dated July 28, 2023 between GK Financing, LLC and Methodist Healthcare System of San Antonio, Ltd., L.L.P. (f/k/a Methodist Healthcare System of San Antonio, Ltd.) d/b/a Southwest Texas Methodist Hospital.	10-K 001-08789	10.2f	4/1/2024
10.10	Lease Agreement for a Gamma Knife Unit dated as of November 1, 1999 between GK Financing, LLC and Jackson HMA, Inc. d/b/a Central Mississippi Medical Center.	10-K 001-08789	10.10	3/30/2016
10.10a	Addendum to Lease Agreement for a Gamma Knife Unit dated as of November 1, 1999 between Jackson HMA, Inc. dba Central Mississippi Medical Center and GK Financing, LLC.	10-Q 001-08789	10.34	8/10/2001
10.10b	#Addendum Two to Lease Agreement for a Gamma Knife Unit dated as of November 6, 2006 between GK Financing, LLC and Jackson HMA, Inc. d/b/a Central Mississippi Medical Center.	10-K 001-08789	10.51	4/2/2007

34

10.10c	Amendment Three to Lease Agreement for a Gamma Knife Unit dated as of February 23, 2010 between GK Financing, LLC and Jackson HMA, LLC d/b/a Central Mississippi Medical Center.	10-K 001-08789	10.10c	3/30/2016
10.10d	Amendment Four to Lease Agreement for a Gamma Knife Unit dated as of May 1, 2019 between GK Financing, LLC and Jackson HMA, LLC d/b/a Central Mississippi Medical Center.	10-Q 001-08789	10.1	5/11/2020
10.11	Lease Agreement for a Gamma Knife Unit dated as of February 18, 2000 between GK Financing, LLC and OSF HealthCare System.	10-K 001-08789	10.11	3/30/2016
10.11a	Addendum to Lease Agreement for a Gamma Knife Unit dated as of April 13, 2007, between GK Financing, LLC and OSF Healthcare System.	10-Q 001-08789	10.2	8/11/2016
10.11b	Addendum Two to Lease Agreement for a Gamma Knife Unit dated as of October 31, 2012 between GK Financing, LLC and OSF Healthcare System.	10-Q 001-08789	10.2a	8/11/2016
10.11c	#Addendum Three to Lease Agreement for a Gamma Knife Unit dated as of June 7, 2016 between GK Financing, LLC and OSF Healthcare System.	10-Q 001-08789	10.2b	8/11/2016
10.11d	Addendum Four to Lease Agreement for a Gamma Knife Unit dated as of February 6, 2020 between GK Financing, LLC and OSF Healthcare System.	10-K 001-08789	10.11d	4/6/2021
10.11e	#Addendum Five to Lease Agreement for a Gamma Knife Unit dated as of April 28, 2021 between GK Financing, LLC and OSF Healthcare System.	10-K 001-08789	10.11e	3/30/2022
10.11f	#Addendum Six to Lease Agreement for a Gamma Knife Unit dated as of October 7, 2025 between GK Financing, LLC and OSF Healthcare System.			
10.13	Equipment Lease Agreement (for a Gamma Knife Unit) dated as of February 13, 2003 between GK Financing, LLC and AHS Albuquerque Regional Medical Center, LLC.	10-K 001-08789	10.13	3/30/2016
10.13a	#Amendment to Equipment Lease Agreement (Perfexion Upgrade) dated as of April 8, 2011 between GK Financing, LLC and Lovelace Health System, Inc., d/b/a Lovelace Medical Center.	10-Q 001-08789	10.62	8/15/2011
10.13b	Assignment and Assumption of Purchase and License Agreement dated as of February 2, 2011 between Elekta, Inc., GK Financing, LLC and Albuquerque GK Equipment, LLC.	10-Q 001-08789	10.62a	8/15/2011
10.13c	#Icon Upgrade and Amendment Two to Equipment Lease Agreement for a Gamma Knife Unit dated as of October 15, 2019 between GK Financing, LLC and Lovelace Health System, Inc., d/b/a Lovelace Medical Center.	10-Q 001-08789	10.1	11/13/2020
10.13d	Amendment Three to Equipment Lease Agreement dated as of November 9, 2023 between GK Financing, LLC and Lovelace Health System, LLC d/b/a Lovelace Medical Center.	10-K 001-08789	10.13d	4/1/2024
10.14	Equipment Lease Agreement (for a Gamma Knife Unit) dated as of March 21, 2003 between GK Financing, LLC and Northern Westchester Hospital Center.	10-K 001-08789	10.14	3/30/2016

10.14a	#Amendment to Equipment Lease Agreement (Perfexion Upgrade) dated as of June 8, 2012 between GK Financing, LLC and Northern Westchester Hospital Center.	10-Q 001-08789	10.46a	8/14/2013
10.14b	#Amendment Two to Equipment Lease Agreement (Reload) dated as of October 7, 2020 between GK Financing, LLC and Northern Westchester Hospital Association.	10-Q 001-08789	10.1	5/13/2021
10.14c	Amendment Three to Equipment Lease Agreement (Esprit Upgrade) #dated as of April 24, 2024 between GK Financing, LLC and Northern Westchester Hospital Center.	10-Q 001-08789	10.1	5/15/2024

10.19	#Leksell Gamma Knife Perfexion Purchased Services Agreement dated as of January 19, 2012 between GK Financing, LLC and Sacred Heart Health System, Inc.	10-Q 001-08789	10.65	5/15/2013
10.20	#Leksell Gamma Knife Perfexion Purchased Services Agreement dated as of March 27, 2014 between GK Financing, LLC and PeaceHealth doing business through its operating division PeaceHealth Sacred Heart Medical Center at RiverBend.	10-K 001-08789	10.67	4/1/2015
10.20a	Amendment One to Leksell Gamma Knife Perfexion Purchased Services Agreement dated as of March 27, 2014 between GKF Financing, LLC and PeaceHealth Sacred Heart Medical Center at Riverbend.	10-Q 001-08789	10.2	5/13/2021
10.20b	Amendment Two to Leksell Gamma Knife Perfexion Purchased Services Agreement dated as of January 19, 2024 between GKF Financing, LLC and PeaceHealth Sacred Heart Medical Center at RiverBend,	10-K 001-08789	10.20b	4/1/2024
10.20c	Amendment Three to Gamma Knife Perfexion Purchased Services Agreement dated as of March 27, 2014 between GK Financing, LLC and Peacehealth Sacred Heart Medical Center at Riverbend.	10-Q 001-08789	10.1	8/14/2024
10.22	#Proton Beam Radiation Therapy Lease Agreement dated as of October 18, 2006 between American Shared Hospital Services and Orlando Regional Healthcare System, Inc.	10-Q 001-08789	10.3	8/11/2016
10.22a	#Amendment One to Proton Beam Radiation Therapy Lease Agreement dated as of August 12, 2012 between American Shared Hospital Services and Orlando Health, Inc., formerly known as Orlando Regional Healthcare System, Inc.	10-Q 001-08789	10.3a	8/11/2016
10.22b	Amendment Two to Proton Beam Radiation Therapy Lease Agreement #dated as of March 31, 2026 between American Shared Hospital Services and Orland Health, Inc.	8-K 001-08789	10.1	3/19/2026
10.23a	#Equipment Lease Agreement (for a Gamma Knife Unit) dated as of May 8, 2018 between The Methodist Hospitals, Inc. and GK Financing, LLC	10-Q 001-08789	10.1	5/13/2019
10.23b	First Amendment to Lease Agreement for a Gamma Knife Unit (Perfexion on site upgrade to Elekta Esprit) dated as of April 18, 2023 between The Methodist Hospitals, Inc. and GK Financing, LLC.	10-K 001-08789	10.23b	4/1/2024
10.23c	Second Amendment to Lease Agreement for a Gamma Knife Unit (Cobalt-60 Reload) dated as of June 13, 2023 between The Methodist Hospitals, Inc. and GK Financing, LLC.	10-K 001-08789	10.23c	4/1/2024
10.24	• American Shared Hospital Services Incentive Compensation Plan as Amended and Restated effective June 25, 2021	8-K 001-08789	10.1	7/1/2021
10.25	• Form of Indemnification Agreement between American Shared Hospital Services and members of its Board of Directors.	10-K 001-08789	10.26	3/30/2016
10.26	• Form of American Shared Hospital Services Incentive Compensation Plan Performance Share Award Agreement.	10-K 001-08789	10.25	3/27/2017
10.27	• Form of American Shared Hospital Services Incentive Compensation Plan Restricted Stock Unit Issuance Agreement.	10-Q 001-08789	10.2	5/12/2023

10.28	•	Form of American Shared Hospital Services Incentive Compensation Plan Notice of Grant of Incentive Stock Option.	10-Q 001-08789	10.3	5/12/2023
10.29	•	Offer Letter between the Company and Mr. Raymond C. Stachowiak dated April 22, 2020	8-K 001-08789	99.1	4/22/2020

Table of Contents

10.30	•	Offer of Employment from the Company to Mr. Gary Delanois dated October 4, 2024.	8-K 001-08789	10.1	10/18/2024
10.31	•	Offer Letter from the Company to Mr. Scott Frech dated December 19, 2024.	8-K 001-08789	10.3	12/26/2024
10.32a		Credit Agreement dated as of April 9, 2021 among the Company, PBRT Orlando, LLC and GK Financing, LLC as the initial co-Borrowers, and American Shared Radiosurgery Services as the initial additional Loan Party and Fifth Third Bank, National Association, as Lender.	8-K 001-08789	10.1	4/15/2021
10.32b		First Amendment to Credit Agreement dated as of January 25, 2024 among the Company, PBRT Orlando, LLC and GK Financing, LLC as the Borrowers, American Shared Radiosurgery Services as a Loan Party and Fifth Third Bank, National Association, as Lender.	8-K 001-08789	10.1	1/31/2024
10.32c		Second Amendment to Credit Agreement dated as of January 25, 2024 among the Company, PBRT Orlando, LLC and GK Financing, LLC as the Borrowers, American Shared Radiosurgery Services as a Loan Party and Fifth Third Bank, National Association, as Lender.	8-K 001-08789	10.1	12/26/2024
10.33a		Investment Agreement dated as of November 10, 2023 between GenesisCare USA, Inc., GenesisCare USA Holdings, Inc., and the Company.	8-K 001-08789	10.1	11/16/2023
10.33b		First Amendment to Investment Agreement dated as of March 1, 2024 between the Company, GenesisCare USA, Inc., and GenesisCare USA Holdings, Inc.	10-K 001-08789	10.33b	4/1/2024
10.33c		Second Amendment to Investment Agreement dated as of April 18, 2024 between the Company, GenesisCare USA Inc., and GenesisCare USA Holdings, Inc.	10-Q 001-08789	10.2	5/15/2024
10.33d		Third Amendment to Investment Agreement dated as of April 24, 2024 between the Company, GenesisCare USA Inc., and GenesisCare USA Holdings, Inc.	10-Q 001-08789	10.3	5/15/2024
10.33e		Fourth Amendment to Investment Agreement dated as of May 7, 2024 between the Company, GenesisCare USA Inc., and GenesisCare USA Holdings, Inc..	10-Q 001-08789	10.4	5/15/2024
10.34	•	Form of American Shared Hospital Services Incentive Compensation Plan Performance Share Award Agreement			
16.1	•	Moss Adams Letter to Securities and Exchange Commission dated June 9, 2025	8-K 001-08789	16.1	6/9/2025
19.1	*	American Shared Hospital Services Policy on Inside Information and Insider Trading.	10-K 001-08789	19.1	4/4/2025
21.1	*	Subsidiaries of the Company			
23.1	*	Consent of Independent Registered Public Accounting Firm			
31.1	*	Certification of Principal Executive Officer pursuant to Rule 13a-14a/15d-14a, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			

31.2	*Certification of Principal Financial Officer pursuant to Rule 13a-14a/15d-14a, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1	‡Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
97	*American Shared Hospital Services Compensation Recoupment Policy, effective October 2, 2023.	10-K 001-08789	97	4/1/2024

101.INS *Inline XBRL Instance Document
101.SCH *Inline XBRL Taxonomy Extension Schema Document
101.CAL *Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF *Inline XBRL Taxonomy Definition Linkbase Document
101.LAB *Inline XBRL Taxonomy Label Linkbase Document
101.PRE *Inline XBRL Taxonomy Extension Presentation Linkbase Document
104   *Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline Instance XBRL contained in Exhibit 101

*Filed herewith.

‡Furnished herewith.

#As permitted by Regulation S-K, Item 601(b)(10)(iv) of the Securities Exchange Act of 1934, as amended, certain confidential portions of this exhibit have been redacted from the publicly filed document. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission upon its request. Omitted information has been replaced with asterisks.

•Indicates management compensatory plan, contract, or arrangement.

ITEM 16. FORM 10-K SUMMARY

The optional summary in Item 16 has not been included in this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN SHARED HOSPITAL SERVICES
(Registrant)

March 31, 2026

By: /s/ Raymond C. Stachowiak
Raymond C. Stachowiak
Executive Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Raymond C. Stachowiak Raymond C. Stachowiak	Executive Chairman of the Board (principal executive officer)	March 31, 2026
/s/ Daniel G. Kelly Jr. Daniel G. Kelly JR.	Director	March 31, 2026
/s/ Kathleen Miles Kathleen Miles	Director	March 31, 2026
/s/ Vicki L. Wilson Vicki L. Wilson	Director	March 31, 2026
/s/ Raymond S. Frech Raymond S. Frech	Chief Financial Officer (principal financial officer and principal accounting officer)	March 31, 2026

39

AMERICAN SHARED HOSPITAL SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
and
CONSOLIDATED FINANCIAL STATEMENTS

AS OF December 31, 2025 and 2024,
and
FOR THE YEARS THEN ENDED

CONTENTS

40

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
American Shared Hospital Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of American Shared Hospital Services (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 of the consolidated financial statements, the Company has defaulted on its debt that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Rental Revenue from Medical Equipment Leasing – Estimates of Reimbursement Rates

As described in Note 2 in the Company's consolidated financial statements, the Company has rental revenue from medical equipment leasing on either a fee per use or revenue sharing basis. Under revenue sharing arrangements, the Company recognizes revenue based on a contracted percentage of the reimbursement received by the hospital. The amount the Company expects to receive is recorded as revenue and estimated based on historical experience. Under fee per use arrangements, the Company recognizes revenue at the time the procedures are performed, based on each hospital's contracted rate and number of procedures performed. During the year ended December 31, 2025, the Company recognized $12.6 million in rental revenue from medical equipment leasing.

We identified the auditing of management's estimates of reimbursement rates to record rental revenue from medical equipment leasing and related accounts receivable under its revenue sharing arrangements as a critical audit matter. The estimates of reimbursement rates involve significant judgment and estimation by management and are subject to adjustments based on the actual reimbursements received. In turn, auditing management's judgments used in the estimates of reimbursement rates involved a high degree of auditor judgment and subjectivity when performing audit procedures and evaluating the results of those procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures related to the matter included the following, among others:

- Testing the process used by management, including evaluating the methods used.
- Testing the completeness and accuracy of the underlying data used by management.
- Testing the reasonableness of significant assumptions used by management by:
  - o Obtaining third party confirmations from a selection of locations to evaluate the inputs to management's calculation.
  - o Testing cash receipts subsequent to year end.
  - o Evaluating management's ability to estimate by comparing collections in 2025 to prior year estimated accounts receivable.
  - o Analytically comparing the estimated reimbursement rates to the predicted rates based on a mix of current and historical information.

Valuation of Property and Equipment

As described in Note 2 to the consolidated financial statements, the Company assesses the recoverability of its long-lived assets when events or changes in circumstances indicate their carrying value may not be recoverable. The Company assesses recoverability of a long-lived asset by determining whether the carrying value of the asset group can be recovered through projected undiscounted cash flows over their remaining lives. If the carrying value of the asset group exceeds the forecasted undiscounted cash flows, an impairment loss is recognized and measured as the amount by which the carrying amount exceeds estimated fair value. As of December 31, 2025, the Company's balance of property and equipment was $31.1 million. As of December 31, 2025, the Company concluded that property and equipment was not impaired.

We identified the auditing of the Company's impairment assessment for property and equipment as a critical audit matter. Auditing the Company's impairment assessment for its property and equipment is especially challenging due to the high degree of auditor judgment in evaluating management's indicators of potential impairment for certain asset groups and determining the future cash flows and estimated fair values, where applicable, for certain asset groups where indicators of impairment were determined to be present.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures related to the matter included the following, among others:

- Evaluating the significant judgements applied in determining whether indicators of impairment were present, including searching for evidence contrary to such judgements.
- Testing management's process for determining the projected cash flows to be generated by the site and evaluating the appropriateness of the methods used.
- Testing the mathematical accuracy of the models used in the impairment assessment.
- Evaluating the reasonableness of underlying assumptions used to forecast future cash flows, including forecasted growth rates by comparing these forecasts to historical operating results of the Company.

/s/ Baker Tilly US, LLP

San Francisco, California
March 31, 2026

We have served as the Company's auditor since 2000.

F- 2

AMERICAN SHARED HOSPITAL SERVICES
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2025	2024
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 3,462,000	$ 11,025,000
Restricted cash	250,000	250,000
Accounts receivable, net of allowance for credit losses of $980,000 and $265,000 at December 31, 2025 and December 31, 2024, respectively	10,521,000	11,610,000
Tax receivables	978,000	550,000
Other receivables	1,021,000	391,000
VAT credits	702,000	112,000
Prepaid maintenance	12,000	1,392,000
Prepaid expenses and other current assets	774,000	928,000
Total current assets	17,720,000	26,258,000
PROPERTY AND EQUIPMENT, net	31,122,000	31,125,000
LAND	1,305,000	19,000
GOODWILL	1,265,000	1,265,000
INTANGIBLE ASSETS	78,000	78,000
RIGHT OF USE ASSETS, net	3,648,000	1,015,000
OTHER ASSETS	341,000	437,000
TOTAL ASSETS	$ 55,479,000	$ 60,197,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 607,000	$ 1,562,000
Employee compensation and benefits	1,504,000	1,368,000
Other accrued liabilities	1,752,000	1,888,000
Related party liabilities	937,000	1,320,000
Asset retirement obligations, related party (includes $250,000 and $250,000 non-related party at December 31, 2025 and 2024, respectively)	1,200,000	1,200,000
Current portion of lease liabilities	150,000	226,000
Current portion of long-term debt, net	17,294,000	2,841,000
Total current liabilities	23,444,000	10,405,000
LONG-TERM LEASE LIABILITIES, less current portion	4,229,000	1,500,000
LONG-TERM DEBT, net, less current portion	—	17,341,000
DEFERRED INCOME TAXES	115,000	924,000
TOTAL LIABILITIES	27,788,000	30,170,000
COMMITMENTS AND CONTINGENCIES (See Note 10)		
SHAREHOLDERS' EQUITY		
Common stock		
Common stock, no par value (10,000,000 authorized shares; Issued and outstanding shares – 6,575,000 at December 31, 2025 and 6,420,000 at December 31, 2024)	10,763,000	10,763,000
Additional paid-in capital	9,009,000	8,605,000
Retained earnings	4,262,000	5,815,000
Total equity- American Shared Hospital Services	24,034,000	25,183,000
Non-controlling interests in subsidiaries	3,657,000	4,844,000
Total shareholders' equity	27,691,000	30,027,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 55,479,000	$ 60,197,000

AMERICAN SHARED HOSPITAL SERVICES
CONSOLIDATED STATEMENTS OF OPERATIONS

| | YEARS ENDED December 31, | |
	2025	2024
Revenues:		
Rental revenue from medical equipment leasing	$ 12,553,000	$ 15,629,000
Direct patient services revenue	15,529,000	12,556,000
Equipment sales, net	—	155,000
	28,082,000	28,340,000
Costs of revenue:		
Maintenance and supplies	2,783,000	2,343,000
Depreciation and amortization	5,693,000	6,069,000
Other direct operating costs	13,564,000	10,065,000
Other direct operating costs, related party	978,000	678,000
	23,018,000	19,155,000
Gross margin	5,064,000	9,185,000
Selling and administrative expense	7,078,000	7,407,000
Interest expense	1,574,000	1,499,000
Loss on write down of impaired assets and associated removal costs	—	3,084,000
Operating loss	(3,588,000)	(2,805,000)
Bargain purchase gain RI Acquisition, net of deferred income taxes of $1,220,000	—	3,794,000
Interest and other income, net	368,000	248,000
(Loss) income before income taxes	(3,220,000)	1,237,000
Income tax benefit	(493,000)	(295,000)
Net (loss) income	(2,727,000)	1,532,000
(Plus): net loss attributable to non-controlling interests	1,174,000	654,000
Net (loss) income attributable to American Shared Hospital Services	$ (1,553,000)	$ 2,186,000
Net (loss) income per share attributable to American Shared Hospital Services:		
(Loss) earnings per common share - basic	$ (0.23)	$ 0.34
(Loss) earnings per common share - diluted	$ (0.23)	$ 0.33
Weighted average common shares for basic (loss) earnings per share	6,616,000	6,497,000
Weighted average common shares for diluted (loss) earnings per share	6,616,000	6,703,000

See accompanying notes

F- 4

AMERICAN SHARED HOSPITAL SERVICES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

YEARS ENDED December 31, 2025 and 2024

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Sub-Total ASHS	Non-controlling Interests in Subsidiaries	Total
Balances at December 31, 2023	6,300,000	$10,763,000	$8,232,000	$ 3,629,000	$22,624,000	$ 3,655,000	$26,279,000
Stock-based compensation expense	—	—	373,000	—	373,000	—	373,000
Vested restricted stock awards	120,000	—	—	—	—	—	—
Capital contributions from non-controlling interests	—	—	—	—	—	38,000	38,000
Cash distributions to non-controlling interests	—	—	—	—	—	(95,000)	(95,000)
RI Acquisition non-controlling interests	—	—	—	—	—	1,900,000	1,900,000
Net income (loss)	—	—	—	2,186,000	2,186,000	(654,000)	1,532,000
Balances at December 31, 2024	6,420,000	10,763,000	8,605,000	5,815,000	25,183,000	4,844,000	30,027,000
Stock-based compensation expense	—	—	404,000	—	404,000	—	404,000
Vested restricted stock awards	155,000	—	—	—	—	—	—
Capital contributions from non-controlling interests	—	—	—	—	—	8,000	8,000
Cash distributions to non-controlling interests	—	—	—	—	—	(21,000)	(21,000)
Net loss	—	—	—	(1,553,000)	(1,553,000)	(1,174,000)	(2,727,000)
Balances at December 31, 2025	6,575,000	$10,763,000	$9,009,000	$ 4,262,000	$24,034,000	$ 3,657,000	$27,691,000

See accompanying notes

F- 5

AMERICAN SHARED HOSPITAL SERVICES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED December 31,	
	2025	2024
OPERATING ACTIVITIES		
Net (loss) income	$ (2,727,000)	$ 1,532,000
Adjustments to reconcile net (loss) income to net cash from operating activities:		
Depreciation and amortization	5,714,000	6,174,000
Non cash lease expense	331,000	228,000
Accretion of deferred issuance costs	126,000	95,000
Loss on write down of impaired assets	—	3,084,000
Gain on sale of equipment	—	(155,000)
Bargain purchase gain RI Acquisition, net of deferred income taxes	—	(3,794,000)
Deferred income taxes	(809,000)	(359,000)
Accretion of unfavorable lease position	(26,000)	(65,000)
Stock-based compensation	404,000	373,000
Changes in operating assets and liabilities:		
Receivables	(559,000)	(6,939,000)
Prepaid expenses and other assets	1,677,000	(513,000)
Asset retirement obligations, related party	—	(588,000)
Related party liabilities	207,000	324,000
Lease liability	(285,000)	(228,000)
Accounts payable and accrued liabilities	(955,000)	2,227,000
Income taxes payable	—	(1,229,000)
Net cash provided by operating activities	3,098,000	167,000
INVESTING ACTIVITIES		
Payment for purchases of property and equipment	(7,634,000)	(7,938,000)
Cash received in excess of cash paid for RI Acquisition	—	538,000
Proceeds from sale of equipment	—	295,000
Net cash used in investing activities	(7,634,000)	(7,105,000)
FINANCING ACTIVITIES		
Principal payments on long-term debt	(3,014,000)	(2,734,000)
Principal payments on line of credit	(9,000,000)	(13,400,000)
Advances on line of credit	9,000,000	10,900,000
Long-term debt financing on purchase of property and equipment	—	9,860,000
Debt issuance costs long-term debt	—	(164,000)
Distributions to non-controlling interests	(21,000)	(95,000)
Capital contributions from non-controlling interests	8,000	38,000
Net cash (used in) provided by financing activities	(3,027,000)	4,405,000
Net change in cash and cash equivalents	(7,563,000)	(2,533,000)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	11,275,000	13,808,000
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of year	$ 3,712,000	$ 11,275,000

See accompanying notes

F- 6

SUPPLEMENTAL CASH FLOW DISCLOSURE				
Cash paid for interest	$	1,383,000	$	1,404,000
Cash paid for income taxes	$	739,000	$	1,846,000
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES				
Equipment included in accounts payable and accrued liabilities	$	400,000	$	990,000
Increase in ARO obligation	$	—	$	1,138,000
DETAIL OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD				
Cash and cash equivalents	$	3,462,000	$	11,025,000
Restricted cash		250,000		250,000
Cash, cash equivalents, and restricted cash at end of period	$	3,712,000	$	11,275,000

See accompanying notes

F- 7

AMERICAN SHARED HOSPITAL SERVICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – BUSINESS AND BASIS OF PRESENTATION

Business – These consolidated financial statements include the accounts of American Shared Hospital Services ("ASHS") and its subsidiaries (together with ASHS, the "Company") as follows: ASHS wholly owns the subsidiaries American Shared Radiosurgery Services ("ASRS"), PBRT Orlando, LLC ("Orlando"), ASHS-Mexico, S.A. de C.V. ("ASHS-Mexico"), ASHS-Rhode Island Proton Beam Radiation Therapy, LLC ("RI-PBRT"), ASHS-Bristol Radiation Therapy, LLC ("Bristol"), OR21, Inc., and MedLeader.com, Inc. ("MedLeader"); ASHS is the majority owner of Southern New England Regional Cancer Center, LLC ("SNERCC"), Roger Williams Radiation Therapy, LLC ("RWRT") and Long Beach Equipment, LLC ("LBE"); ASRS is the majority-owner of GK Financing, LLC ("GKF"), which wholly owns the subsidiaries Instituto de Gamma Knife del Pacifico S.A.C. ("GKPeru") and HoldCo GKC S.A. ("HoldCo"). HoldCo wholly owns the subsidiary Gamma Knife Center Ecuador S.A. ("GKCE"). ASHS-Mexico is the majority owner of AB Radiocirugia y Radioterapia de Puebla, S.A.P.I. de C.V. of Puebla ("Puebla") and Instituto Gamma Knife San Javier Mexico S.A.P.I. de C.V. ("San Javier"). GKF is the majority owner of the subsidiaries Albuquerque GK Equipment, LLC ("AGKE") and Jacksonville GK Equipment, LLC ("JGKE").

The Company (through ASRS) and Elekta AG ("Elekta"), the manufacturer of the Gamma Knife (through its wholly-owned United States subsidiary, GKV Investments, Inc.), entered into an operating agreement and formed GKF. During 2025, GKF leased Gamma Knife units to eight medical centers in the United States in the states of Florida, Illinois, Indiana, Mississippi, New Mexico, New York, Oregon, and Texas. GKF also owns and operates two single-unit Gamma Knife facilities in Lima, Peru and Guayaquil, Ecuador. The Company through its wholly-owned subsidiary, Orlando, provided proton beam radiation therapy ("PBRT") and related equipment to a customer in the United States.

On May 7, 2024 the Company closed on the acquisition of a transaction whereby it acquired a 60% equity interest in each of Southern New England Regional Cancer Center, LLC ("SNERCC") and Roger Williams Radiation Therapy, LLC ("RWRT"), (collectively, the "RI Companies") and was assigned certain payor contracts to the Company for a purchase price of $2,850,000 (such transaction, the "RI Acquisition. The RI Companies operate three functional radiation therapy cancer centers in Rhode Island. The parties closed the RI Acquisition on May 7, 2024. Accordingly, activity from May 7, 2024 forward is included in the consolidated financial statements. See Note 12 - Rhode Island Acquisition to the consolidated financial statements for further information.

On June 28, 2024, ASHS-Mexico signed a Joint Venture Agreement with Hospital San Javier, S.A. de C.V. ("HSJ") to establish San Javier to treat public- and private-paying cancer patients and provide radiosurgery services in Guadalajara, Mexico. The Company and HSJ will hold 70% and 30% ownership interests, respectively, in San Javier. Under the agreement, the Company is responsible for upgrading HSJ's existing Gamma Knife Perfexion system to a Gamma Knife Esprit and paying 50% of all site modification costs required to install the Esprit. The Company does not expect that San Javier will begin treating patients until mid to late 2026.

On April 27, 2022, the Company signed a Joint Venture Agreement with the principal owners of Guadalupe Amor y Bien S.A. de C.V. ("Guadalupe") to establish Puebla to treat public- and private-paying cancer patients and provide radiation therapy and radiosurgery services in Guadalupe, Mexico. The Company and Guadalupe hold 85% and 15% ownership interests, respectively, in Puebla. Under the agreement, the Company is responsible for providing a linear accelerator upgrade to an Elekta Versa HD, and Guadalupe will be accountable for all site modification costs. The Company formed ASHS-Mexico on October 3, 2022 to establish Puebla. Puebla was formed on December 15, 2022 and began treating patients in July 2024.

The Company formed the subsidiaries GKPeru, Puebla, and acquired GKCE for the purposes of expanding its business internationally; Orlando and LBE to provide PBRT equipment and services in Orlando, Florida and Long Beach, California, respectively; and AGKE and JGKE to provide Gamma Knife equipment and services in Albuquerque, New Mexico and Jacksonville, Florida, respectively. LBE is not expected to generate revenue within the next two years.

The Company owns 50% of "The Operating Room for the 21st Century"SM, OR21, LLC ("OR21"). The remaining 50% of OR21 is owned by an architectural design company. OR21 is not operational at this time.

MedLeader was formed to provide continuing medical education online and through videos for doctors, nurses, and other healthcare workers. This subsidiary is not operational at this time.

All intercompany accounts and transactions have been eliminated in consolidation.

NOTE 2 – ACCOUNTING POLICIES

Use of estimates in the preparation of financial statements – In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company's consolidated financial statements include the estimated useful lives of property and equipment and its salvage values, impairment of property and equipment, the obligation to remove this equipment at contract term (ARO), business combinations, and revenue recognition for revenue sharing customers. Actual results could differ from those estimates.

Advertising and marketing – The Company expenses advertising and marketing costs as incurred (collectively, "marketing costs"). Marketing costs were $116,000 and $98,000 during the years ended December 31, 2025 and 2024, respectively. Marketing costs include joint marketing with customers and corporate advertising costs. Marketing costs are recorded in other direct operating costs and sales and administrative costs in the consolidated statements of operations.

AMERICAN SHARED HOSPITAL SERVICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sales and Service – The Company markets its financial and turn-key solutions directly to cancer treatment centers, hospitals, and large cancer networks worldwide through its sales staff. Sales expense includes payroll and travel costs for the Company's sales staff. The Company also typically provides the equipment, as well as planning, installation, reimbursement and marketing support services to its customers.

Cash and cash equivalents – The Company considers all liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Restricted cash is not considered a cash equivalent for purposes of the consolidated statements of cash flows.

Restricted cash – Restricted cash represents the minimum cash that must be maintained in GKF to fund operations, per the subsidiary's operating agreement and the minimum cash that must be maintained by GKF per its financing agreement with the United States International Development Finance Corporation ("DFC"). See further discussion at Note 5 - Long Term Debt.

Business and credit risk – The Company maintains its cash balances, which exceed federally insured limits, in financial institutions. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents. The Company monitors the financial condition of the financial institutions it uses on a regular basis.

All of the Company's revenue was provided by 15 locations or 1 PBRT unit, 4 LINACs and 10 Gamma Knife units in 2025 and by 17 locations or 1 PBRT unit, 4 LINACs and 12 Gamma Knife units in 2024. Two customers individually accounted for approximately 26% and 31% of the Company's total revenue in 2025, and two customers individually accounted for approximately 35% and 27% of the Company's total revenue in 2024, respectively. At December 31, 2025, four locations accounted for 81% of total accounts receivable. At December 31, 2024, one location accounted for 32% of total accounts receivable. The Company performs credit evaluations of its customers and generally does not require collateral. The Company has not experienced significant losses related to receivables from individual customers or groups of customers in any particular geographic area.

All of the Company's radiosurgery devices have been purchased through Elekta, to date. However, there are other manufacturers that also make radiosurgery devices.

Accounts receivable and allowance for credit losses – Accounts receivable are recorded at net realizable value. An allowance for credit losses is estimated based on historical collections plus an allowance for expected losses. Receivables are considered past due based on contractual terms and are charged off in the period that they are deemed uncollectible. Recoveries of receivables previously charged off are offset against bad debt expense when received.

The Company had an allowance for credit losses of $980,000 at December 31, 2025 and $265,000 at December 31, 2024. The Company increased its allowance by $715,000 during 2025 to account for receivables deemed uncollectible on patient accounts in the direct patient service segment. The increase to the reserve in 2025 is reflected in other direct operating costs in the consolidated statements of operations. There were no accounts charged against the allowance for credit losses during the year ended December 31, 2025.

Non-controlling interests - The Company reports its non-controlling interests as a separate component of shareholders' equity. Non-controlling interest is determined by the income (loss) multiplied by the non-controlling interest in subsidiaries, and the income or losses of the non-controlling interests in the RI Companies, in Puebla, and in the various subsidiaries controlled by GKF. The Company also presents the consolidated net income and the portion of the consolidated net income (loss) allocable to the non-controlling interests and to the shareholders of the Company separately in its consolidated statements of operations.

Property and equipment – Property and equipment are stated at cost less accumulated depreciation. Depreciation for Gamma Knife and other equipment is determined using the straight-line method over the estimated useful lives of the assets, which for medical and office equipment is generally 3 – 10 years, and after accounting for salvage value on the equipment where applicable. The Company acquired a building as part of the acquisition of GKCE in June 2020. Depreciation for buildings is determined using the straight-line method over 20 years. The Company determines salvage value based on the estimated fair value of the equipment at the end of its useful life. As of December 31, 2024, the Company reduced its estimate of salvage value for all seven Gamma Knife units to $0. This change was made as of December 31, 2024, therefore there was no impact from the change in estimate for the year-ended December 31, 2024, but this change in estimate will impact future periods.

Depreciation for PBRT and related equipment is determined using the modified units of production method, which is a function of both time and usage of the equipment. This depreciation method allocates costs considering the projected volume of usage through the useful life of the PBRT unit, which has been estimated at 20 years. The estimated useful life of the PBRT unit is consistent with the estimated economic life of 20 years.

The Company leases Gamma Knife and radiation therapy equipment to its customers under arrangements accounted for as operating leases. At December 31, 2025, the Company held equipment under operating lease contracts with customers with an original cost of $53,128,000 and accumulated depreciation of $36,665,000. At December 31, 2024, the Company held equipment under operating lease contracts with customers with an original cost of $54,266,000 and accumulated depreciation of $37,002,000.

As of December 31, 2024, the Company recognized a loss on the write down of impaired assets $3,084,000. The Company reviewed its long-lived assets during the fourth quarter of 2024 and concluded events and circumstances existed that indicated six of the Company's domestic Gamma Knife units were impaired. One of the assets was partially impaired in the prior year and is now fully impaired, and the Company expects to remove this equipment prior to the contract term. The Company also increased and impaired its asset removal obligation ("ARO") liability for one of the impaired units where the Company does not plan to renew the contract in early 2026 and will remove this unit at its contract term. The six sites that were impaired and ARO for two of the impaired sites, were recorded as write down of impaired assets for the December 31, 2024. Total ARO impairment for the year ended December 31, 2024 was $450,000. Total equipment impairment for the year ended December 31, 2024 was $2,634,000. The Company also reviewed its long-lived assets during the fourth quarter of 2025 and concluded events and circumstances indicated no additional impairment existed

See further discussion under Note 2 - Long-lived asset impairment and Note 3 - Property and Equipment.

AMERICAN SHARED HOSPITAL SERVICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – ACCOUNTING POLICIES (CONTINUED)

Revenue recognition - The Company recognizes revenues under Accounting Standards Codification ("ASC") 842 *Leases* ("ASC 842") and ASC 606 *Revenue from Contracts with Customers* ("ASC 606").

Rental income from medical equipment leasing ("leasing") – The Company recognizes revenues under ASC 842 when services have been rendered and collectability is reasonably assured, on either a fee per use or revenue sharing basis. The terms of the contracts do not contain any guaranteed minimum payments. The Company's lease contracts typically have a ten-year term and are classified as either fee per use or revenue sharing. Fee per use revenues are recognized at the time the procedures are performed, based on each hospital's contracted rate and the number of procedures performed. Under revenue sharing arrangements, the Company receives a contracted percentage of the reimbursement received by the hospital. The amount the Company expects to receive is recorded as revenue and estimated based on historical experience. Revenue estimates are reviewed periodically and adjusted as necessary. Some of the Company's revenue sharing arrangements also have a cost sharing component and net profit share for the operating costs of the center. The Company records an estimate of operating costs which are reviewed on a regular basis and adjusted as necessary to more accurately reflect the actual operating costs and profit. The operating costs and estimated net operating profit are recorded as other direct operating costs in the consolidated statements of operations. For the years ended, December 31, 2025 and 2024, the Company recognized leasing revenue of approximately $12,553,000 and $15,629,000 under ASC 842, respectively, of which approximately $7,369,000 and $9,952,000 were for PBRT services, respectively.

Revenue sharing arrangements amounted to approximately 36% and 70% of total revenue for the years ended December 31, 2025 and 2024, respectively. Because the revenue estimates are reviewed on a quarterly basis, any adjustments required for past revenue estimates would result in an increase or reduction in revenue during the current quarterly period. Payor mix is a significant variable in the Company's estimate for revenue sharing revenues.

Direct patient services income – The Company has stand-alone facilities in Lima, Peru and Guayaquil, Ecuador, where a contract exists between the Company's facilities and the individual patient treated at the facility. Under ASC 606, the Company acts as the principal in this transaction and provides, at a point in time, a single performance obligation, in the form of a Gamma Knife treatment. Revenue related to a Gamma Knife treatment is recognized on a gross basis at the time when the patient receives treatment. There is no variable consideration present in the Company's performance obligation and the transaction price is agreed upon per the stated contractual rate. GKPeru's payment terms are typically prepaid for self-pay patients and insurance provider payments are paid net 30 days. GKCE's patient population is primarily covered by a government payor and payments are paid between six and nine months, following issuance of invoice. The Company did not capitalize any incremental costs related to the fulfillment of its customer contracts.

On May 7, 2024, the Company acquired 60% of the equity interests of the RI Companies. The RI Companies operate three, existing, stand-alone radiation therapy cancer centers in Woonsocket, Warwick and Providence, Rhode Island, where contracts exist between the Company's facilities and the individual patients treated at the facility. Under ASC 606, the Company acts as the principal in these transactions and provides, at a point in time, a single performance obligation, in the form of radiation therapy treatment. The Company's stand alone radiation therapy facility in Puebla, Mexico is also accounted for under ASC 606. Revenue related to radiation therapy is recognized at the expected amount to be received, based on insurance contracts and payor mix, when the patient receives treatment. There is no variable consideration present in the Company's performance obligation and the transaction price is agreed upon per the stated contractual rate. Payment terms at these facilities are typically prepaid for self-pay patients and insurance providers are paid net 30 to 60 days. The Company did not capitalize any incremental costs related to the fulfillment of its customer contracts. The Company also concluded these facilities are part of its direct patient service segment, see further discussion below.

Accounts receivable under ASC 606 at December 31, 2025 and January 1, 2025 were $8,138,000 and $6,073,000. Accounts receivable under ASC 606 at December 31, 2024 and January 1, 2024 were $6,073,000 and $1,626,000. For the years ended December 31, 2025 and 2024, the Company recognized direct patient service revenues of approximately $15,529,000 and $12,556,000 under ASC 606, respectively.

Equipment sales – During the year-ended December 31, 2024, the Company sold one of its Gamma Knife Perfexion units with an Icon upgrade to the customer it was leased to and recorded a net gain on equipment sale. The Company assessed this transaction under ASC 606 and concluded the Company acted as the agent in this transaction and provided, at a point in time, a single performance obligations, in the form of an equipment sale of an Icon. Revenue related to the equipment sale is recognized on a net basis when the sale is complete. The Company recognized net revenues of $155,000 on the sale of equipment for the year ended December 31, 2024.

Stock-based compensation – The Company measures all stock-based compensation awards at fair value and records such expense in its consolidated financial statements over the requisite service period of the related award. See Note 8 - Stock-Based Compensation Expense for additional information on the Company's stock-based compensation programs.

Costs of revenue – The Company's costs of revenue consist primarily of maintenance and supplies, depreciation and amortization, and other operating expenses (such as insurance, property taxes, sales taxes, marketing costs and operating costs from the Company's revenue sharing and direct patient service sites). Costs of revenue are recognized as incurred.

Income taxes – The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

AMERICAN SHARED HOSPITAL SERVICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – ACCOUNTING POLICIES (CONTINUED)

The Company accounts for uncertainty in income taxes as required by the provisions of ASC 740 *Income taxes* ("ASC 740"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires the Company to determine the probability of various possible outcomes. The Company considers many factors when evaluating and estimating the Company's tax positions and tax benefits, which may require periodic adjustments and may not accurately anticipate actual outcomes.

See Note 7 - Income Taxes for further discussion on income taxes.

Business Combinations - Business combinations are accounted for under ASC 805 *Business Combinations* ("ASC 805") using the acquisition method of accounting. Under the acquisition method of accounting, all assets acquired, identifiable intangible assets, liabilities assumed and applicable non-controlling interests are recognized at fair value as of the acquisition date. Costs incurred associated with the acquisition of a business are expensed as incurred. The allocation of purchase price requires management to make significant estimates and assumptions, especially with respect to tangible assets, any intangible assets identified and non-controlling interests. These estimates include, but are not limited to, a market participant's expectation of future cash flows from acquired customers, acquired trade names, useful lives of acquired assets, and discount rates. See Note 12 - Rhode Island Acquisition to the consolidated financial statements for further discussion on acquisitions.

Fair Values of Financial Instruments - Financial assets and liabilities measured at fair value on a recurring basis are classified in one of the three following categories, which are described below:

Level 1 — Valuations based on unadjusted quoted prices for identical assets in an active market.

Level 2 — Valuations based on quoted prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets.

Level 3 — Valuations based on inputs that are unobservable and involve management judgment and our own assumptions about market participants and pricing.

The Company does not have any financial assets or liabilities that are measured at fair value on a recurring basis.

Functional currency – Based on guidance provided in accordance with ASC 830, *Foreign Currency Matters* ("ASC 830"), the Company analyzes its operations outside the United States to determine the functional currency of each operation. Management has determined that these operations are accounted for in U.S. dollars since the primary transactions incurred are in U.S. dollars and the Company provides significant funding towards the startup of the operation. When Management determines that an operation has become predominantly self-sufficient, the Company will reassess its accounting for the operation to the local currency from the U.S. dollar. The Company analyzed its Gamma Knife site in Peru and its startup operations in Mexico for Puebla under ASC 830 as of December 31, 2025 and 2024 and concluded the functional currency was the U.S. dollar. As facts and circumstances change, the Company will reassess this conclusion. The functional currency of the Company's Gamma Knife site in Ecuador is the U.S. dollar because that is the local currency of Ecuador.

Asset Retirement Obligations – Based on the guidance provided in ASC 410, *Asset Retirement Obligations* ("ASC 410"), the Company analyzed its existing lease agreements and determined whether an ARO exists to remove the respective units at the end of the lease terms. As of December 31, 2025, the Company had two AROs recorded for the two customer sites, one expired in February 2025 and the second will expire in May 2026, totaling $1,200,000. One ARO was recorded and impaired in a prior period. The Company recorded and impaired the ARO for the second customer site during 2024. No liability has been recorded as of December 31, 2025 for the remaining Gamma Knife or PBRT locations, because it is uncertain these units will be removed at the end of the lease term. The Company will re-evaluate the need to record additional ARO liabilities on a periodic basis when facts and circumstances change that could affect this conclusion.

Asset retirement obligations, included in related party liabilities, were $1,200,000 and $1,200,000 at December 31, 2025 and 2024, respectively. The following illustrates the change in asset retirement obligations, related party as of December 31, 2025 and 2024:

		2025		2024
Balance at beginning of period	$	1,200,000	$	650,000
Increase in obligations		—		1,138,000
Payments		—		(588,000)
Balance at end of period	$	1,200,000	$	1,200,000

AMERICAN SHARED HOSPITAL SERVICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – ACCOUNTING POLICIES (CONTINUED)

Earnings per share – The Company calculates diluted shares using the treasury stock method. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the year. The fully vested restricted stock units not issued and outstanding are also included therein. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options and from unvested restricted stock units. Because the Company reported a loss for the year-ended December 31, 2025, the potentially dilutive effects of approximately 18,000 of the Company's stock options and 161,000 of the Company's unvested restricted stock awards were not considered for the reporting period. The computation for the year ended December 31, 2024 included all of the Company's stock options outstanding because the exercise price of the options was less than the average market price during the period. The weighted average common shares outstanding for the years ended December 31, 2025 and 2024, included approximately 123,000 and 123,000, respectively, of the Company's restricted stock awards that are fully vested but are deferred for issuance.

The following table illustrates the computations of basic and diluted earnings per share for the years ended December 31, 2025 and 2024.

	2025	2024
Numerator for basic and diluted (loss) earnings per share	$ (1,553,000)	$ 2,186,000
Denominator:		
Denominator for basic (loss) earnings per share – weighted-average shares	6,616,000	6,497,000
Effect of dilutive securities employee stock options and unvested restricted stock	—	206,000
Denominator for diluted (loss) earnings per share – adjusted weighted-average shares	6,616,000	6,703,000
(Loss) earnings per common share- basic	$ (0.23)	$ 0.34
(Loss) earnings per common share- diluted	$ (0.23)	$ 0.33

Business segment information - Based on the guidance provided in accordance with ASC 280 *Segment Reporting* ("ASC 280"), the Company analyzed its subsidiaries which are all in the business of providing radiosurgery and radiation therapy services, either through leasing to healthcare providers or directly to patients, and concluded there are two reportable segments, leasing and direct patient service. During 2025, the Company provided Gamma Knife and PBRT equipment to eleven hospitals in the United States, which constitutes the leasing segment. As of December 31, 2025, the Company owns and operates two single-unit Gamma Knife facilities in Lima, Peru and Guayaquil, Ecuador, one single-unit radiation therapy facility in Puebla, Mexico, and following the RI Acquisition on May 7, 2024, the Company also owns a 60% interest in and operates three single-unit radiation therapy facilities in Rhode Island, which collectively constitute the direct patient segment.

AMERICAN SHARED HOSPITAL SERVICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – ACCOUNTING POLICIES (CONTINUED)

An operating segment is defined by ASC 280 as it engages in business activities in which it may recognize revenues and incur expenses, its operating results are regularly reviewed by the Company's Chief Operating Decision Maker ("CODM"), and its discrete financial information is available. The Company determined two reportable segments existed due to similarities in economics of business operations and how the Company recognizes revenue for the patient treatment. The type of equipment varies by segment, but the method for recognizing revenue is the same. The operating results of the two reportable segments are reviewed by the Company's Executive Chairman of the Board, who is also the CODM.

For the years ended December 31, 2025 and 2024, the Company's PBRT operations represented a significant majority of the net income attributable to American Shared Hospital Services from the leasing segment, disclosed below. The revenues, depreciation, interest expense, interest income, tax expense, net (loss) income attributable to American Shared Hospital Services, total asset allocations, and other non-recurring expense for the Company's two reportable segments as of December 31, 2025 and 2024 consists of the following:

		2025		2024
Revenues				
Leasing	$	12,553,000	$	15,784,000
Direct patient service		15,529,000		12,556,000
Total	$	28,082,000	$	28,340,000

		2025		2024
Depreciation expense				
Leasing	$	3,584,000	$	4,535,000
Direct patient service		2,130,000		1,639,000
Total	$	5,714,000	$	6,174,000

		2025		2024
Interest expense				
Leasing	$	1,502,000	$	1,367,000
Direct patient service		72,000		132,000
Total	$	1,574,000	$	1,499,000

		2025		2024
Bargain purchase gain RI Acquisition				
Leasing	$	—	$	—
Direct patient service		—		3,794,000
Total	$	—	$	3,794,000

		2025		2024
Loss on write down of impaired assets and associated removal costs				
Leasing	$	—	$	3,084,000
Direct patient service		—		—
Total	$	—	$	3,084,000

		2025		2024
Interest income				
Leasing	$	129,000	$	310,000
Direct patient service		57,000		32,000
Total	$	186,000	$	342,000

		2025		2024
Income tax (benefit) expense				
Leasing	$	(789,000)	$	(623,000)

Direct patient service	296,000	328,000
Total	$ (493,000)	$ (295,000)

	2025	2024
Net (loss) income attributable to American Shared Hospital Services		
Leasing	$ (386,000)	$ (3,380,000)
Direct patient service	(1,167,000)	5,566,000
Total	$ (1,553,000)	$ 2,186,000

	2025	2024
Total assets		
Leasing	$ 24,334,000	$ 35,455,000
Direct patient service	31,145,000	24,742,000
Total	$ 55,479,000	$ 60,197,000

	2025	2024
Leasing revenue		
Domestic	$ 12,553,000	$ 15,784,000
Total	$ 12,553,000	$ 15,784,000

	2025	2024
Direct patient service revenue		
International	$ 6,784,000	$ 4,800,000
Domestic	8,745,000	7,756,000
Total	$ 15,529,000	$ 12,556,000

AMERICAN SHARED HOSPITAL SERVICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – ACCOUNTING POLICIES (CONTINUED)

Long lived asset impairment – The Company assesses the recoverability of its long-lived assets when events or changes in circumstances indicate their carrying value may not be recoverable. Such events or changes in circumstances may include: a significant adverse change in the extent or manner in which a long-lived asset is being used, significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset, current or future operating or cash flow losses that demonstrate continuing losses associated with the use of a long-lived asset, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The Company assesses recoverability of a long-lived asset by determining whether the carrying value of the asset group can be recovered through projected undiscounted cash flows over their remaining lives. If the carrying value of the asset group exceeds the forecasted undiscounted cash flows, an impairment loss is recognized, measured as the amount by which the carrying amount exceeds estimated fair value. An impairment loss is charged to the consolidated statement of operations in the period in which management determines such impairment. As of December 31, 2025 and 2024, the Company recognized a loss on the write down of impaired assets of $0 and $3,084,000, respectively. See Note 3 - Property and Equipment for further discussion.

Goodwill and intangible assets - The Company recorded goodwill of $1,265,000 and an intangible asset with a fair value of $78,000 as part of the acquisition of GKCE in June 2020. The intangible asset identified was GKCE's trade name and the Company assigned an indefinite useful life to the asset. Based on the guidance provided in accordance with ASC 350 *Intangibles-Goodwill and Other* ("ASC 350"), the Company does not amortize the intangible asset because it has an indefinite life. The Company assesses goodwill at the reporting unit level, which has been determined to be direct patient services. Each reporting period, the Company assesses whether events or circumstances continue to support an indefinite useful life for the intangible asset. Per ASC 350, the Company tests goodwill and intangible assets for impairment annually or as events or circumstances change that indicate the fair value may be below the carrying amount. As of December 31, 2025 and 2024, there has been no change to the Company's assessment of the value of intangible assets or goodwill.

Accounting pronouncements issued and adopted - In December 2023, the FASB issued ASU 2023-09 *Income Taxes (Topic 740) Improvements to Income Tax Disclosures* ("ASU 2023-09") which requires entities, on an annual basis, to disclose: specific categories in the rate reconciliation, additional information for reconciling items that meet a quantitative threshold, the amount of income taxes paid, net of refunds, disaggregated by jurisdiction, income or loss from continuing operations before income tax, income tax expense from continuing operations disaggregated between foreign and domestic, and income tax expense from continuing operations disaggregated by federal, state and foreign. ASU 2023-09 is effective for annual periods beginning after December 31, 2024. The Company adopted ASU 2023-09 for the year-ended December 31, 2025, prospectively, and enhanced its disclosure requirements, accordingly. See Note 7 - Income Taxes for further discussion.

Accounting pronouncements issued and not yet adopted - In November 2024, the FASB issued ASU 2024-03 *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures* ("ASU 2024-03") which requires entities to 1. disclose amounts of (a) purchase of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and, (e) depreciation, depletion, and amortization recognized as part of oil-and gas-producing activities, 2. include certain amounts that are already required to be disclosed under current Generally Accepted Accounting Principles in the same disclosures as other disaggregation requirements, 3. disclose a qualitative description of the amounts remaining in relevant expense captions that are not necessarily disaggregated quantitatively, and 4. disclose the total amount of selling expenses, in annual reporting periods, an entity's definition of selling expense. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating ASU 2024-03 to determine the impact it may have on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05 *Measurement of Credit Losses for Accounts Receivable and Contract Assets* ("ASU *2025-05*") which provides (1) all entities with a practical expedient and (2) entities other than public business entities, with an accounting policy election when estimating credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating ASU 2025-05 to determine the impact it may have on its consolidated financial statements.

Reclassifications - Certain comparative balances as of December 31, 2024 have been reclassified to make them consistent with the current year presentation.

Liquidity - On April 9, 2021, ASHS, Orlando, GKF (together with ASHS and Orlando, the "Borrowers"), and ASRS (together with the Borrowers, collectively, the "Loan Parties") entered into a five-year $22,000,000 credit agreement (the "Credit Agreement") with Fifth Third Bank, N.A. ("Fifth Third"). The loan entered into with United States International Development Finance Corporation ("DFC") in connection with the acquisition of GKCE in June 2020 (the "DFC Loan"; together with the Credit Agreement, the "Credit Agreements") was obtained through the Company's wholly-owned subsidiary, HoldCo and is guaranteed by GKF. On December 10, 2025, the Loan Parties received a notice from Fifth Third asserting that an Event of Default (as defined) occurred under the Credit Agreement due to the Borrower's failure to maintain minimum unrestricted domestic cash of at least an aggregate of $5,000,000. The Credit Agreement matures on April 9, 2026 and is secured by a lien on substantially all of the assets of the Loan Parties and is guaranteed by ASHS. ASHS is currently in discussions with Fifth Third regarding a potential extension of the maturity of the Credit Agreement. However, there can be no assurance that Fifth Third will agree to such an extension or, if obtained, as to the terms or duration of any such extension. If ASHS is unable to obtain an extension of the maturity of the Credit Agreement, the Company will not have sufficient cash on hand to repay the Facilities at maturity. See Note 5 - "Long Term Debt" for additional information.

The Company reassessed its ability to continue as a going concern in light of the Event of Default. As long as the Company remains in default under the Credit Agreements, Fifth Third and DFC could accelerate all payment obligations under the Credit Agreements. If Fifth Third or DFC were to accelerate all payment obligations under the Credit Agreements as a result of the defaults thereunder, the Company would not have sufficient cash on hand to satisfy such accelerated payment obligations. As a result, these conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company believes it will be able to negotiate an extension to the Credit Agreement, however, if the Company is unable to do so, the Company's liquidity will be adversely impacted and the Company's ability to satisfy all of its commitments over the next twelve months in accordance with their current terms would be jeopardized. As a result of these conditions, in connection with management's assessment of going-concern considerations in accordance with ASC *205-40 Presentation of Financial Statements - Going Concern*, management has determined that the Company's liquidity condition raises substantial doubt about the Company's ability to continue as a going concern, should Fifth Third and DFC accelerate all payment obligations. The Company's consolidated balance sheet as of December 31, 2025, does not contain any adjustments that might result from the uncertainty regarding the Company's ability to continue as a going concern.

AMERICAN SHARED HOSPITAL SERVICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31,		
	2025		**2024**
Medical equipment and facilities	$	70,172,000	$	71,148,000
Office equipment		638,000		594,000
Construction in progress		255,000		1,112,000
		71,065,000		72,854,000
Accumulated depreciation		(39,943,000)		(41,729,000)
Net property and equipment	$	31,122,000	$	31,125,000
Equipment outside of the US	$	8,082,000	$	6,104,000

Depreciation expense recorded in costs of revenue and selling and administrative expense in the consolidated statements of operations for the years ended December 31, 2025 and 2024 is as follows:

	2025		**2024**
Depreciation expense	$	5,714,000	$	6,174,000

As of December 31, 2025 and 2024, the Company recognized a loss on the write down of impaired assets of $0 and $3,084,000, respectively. The impairment as of December 31, 2024, related to cash flow impairment for six of the Company's domestic Gamma Knife units and estimated removal costs for one of the impaired units, which the Company expects to remove in the second quarter of 2026. The impairment as of December 31, 2024 was related to cash flow impairment for one of the Company's Gamma Knife units and estimated removal costs of the two Gamma Knife contracts that expired during the year. The Company reviewed its Gamma Knife equipment, in light of available information as of December 31, 2025 and concluded no impairment exists. The Company reviewed its PBRT equipment, in light of available information as of December 31, 2025 and 2024 and concluded no impairment exists.

F- 15

AMERICAN SHARED HOSPITAL SERVICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - OTHER ACCRUED LIABILITIES

Other accrued liabilities consists of the following:

	December 31,	
	2025	**2024**
Professional services	141,000	167,000
Operating costs	1,026,000	858,000
Other	585,000	863,000
Total other accrued liabilities	$ 1,752,000	$ 1,888,000

NOTE 5 - LONG TERM DEBT

On April 9, 2021, ASHS, Orlando, GKF (together with ASHS and Orlando, the "Borrowers"), and ASRS (together with the Borrowers, collectively, the "Loan Parties") entered into a five year $22,000,000 credit agreement (the "Credit Agreement") with Fifth Third Bank, N.A. ("Fifth Third"). Capitalized terms that are used but not defined in this Note 5 have the meanings given to them in the Credit Agreement, as amended. The Credit Agreement includes three loan facilities. The first loan facility is a $9,500,000 term loan (the "Term Loan"), which was used to refinance the domestic Gamma Knife debt and finance leases, and associated closing costs. The second loan facility is a $5,500,000 delayed draw term loan (the "DDTL") which was used to refinance the Company's PBRT finance leases and associated closing costs, as well as to provide additional working capital. The third loan facility provides for a $7,000,000 revolving line of credit (the "Revolving Line") available for future projects and general corporate purposes. The facilities have a five-year maturity, which mature on April 9, 2026, carry a floating interest of SOFR plus 3.0% (6.99% as of December 31, 2025), and are secured by a lien on substantially all of the assets of the Loan Parties and guaranteed by ASHS.

On January 25, 2024 (the "First Amendment Effective Date"), the Company and Fifth Third entered into a First Amendment to the Credit Agreement (the "First Amendment"), which amended the Credit Agreement to add a new term loan in the aggregate principal amount of $2,700,000 (the "Supplemental Term Loan"). The proceeds of the Supplemental Term Loan were advanced in a single borrowing on January 25, 2024, and were used for capital expenditures related to the Company's operations in Puebla, Mexico and other related transaction costs. The Supplemental Term Loan will mature on January 25, 2030 (the "Maturity Date"). Interest on the Supplemental Term Loan is payable monthly during the initial twelve month period following the First Amendment Effective Date. Following such twelve month period, the Company is required to make equal monthly payments of principal and interest to fully amortize the amount outstanding under the Supplemental Term Loan by the Maturity Date. The Supplemental Term Loan is secured by a lien on substantially all of the assets of ASHS and certain of its domestic subsidiaries. The First Amendment also replaces the LIBOR-based rates in the Credit Agreement with SOFR-based rates. Pursuant to the First Amendment, advances under the Credit Agreement bear interest at a floating rate per annum equal to SOFR plus 3.00%, subject to a SOFR floor of 0.00% (the "Applicable Rate").

On December 18, 2024 (the "Second Amendment Effective Date"), the Company and Fifth Third entered into a Second Amendment to the Credit Agreement (the "Second Amendment"), which amended the Credit Agreement to add a new term loan in the aggregate principal amount of $7,000,000 (the "Second Supplemental Term Loan"). The proceeds of the Second Supplemental Term Loan were advanced in a single borrowing on December 18, 2024, and were used for capital expenditures related to the Company's domestic Gamma Knife leasing operations and the RI Acquisition and related transaction costs. The Second Supplemental Term Loan will mature on December 18, 2029 (the "Second Maturity Date"). Interest on the Second Supplemental Term Loan is payable monthly during the initial twelve month period following the Second Amendment Effective Date. Following such twelve month period, the Company is required to make equal monthly payments of principal and interest to fully amortize the amount outstanding under the Second Supplemental Term Loan over a period of seven years. All unpaid principal of the Second Supplemental Term Loan and accrued and unpaid interest thereon is due and payable in full on the Second Maturity Date. The Second Supplemental Term Loan is secured by a lien on substantially all of the assets of ASHS and certain of its domestic subsidiaries. Advances under the Credit Agreement continue to bear interest at the Applicable Rate established under the First Amendment.

The long-term debt on the consolidated balance sheets related to the Term Loan, DDTL, Supplemental Term Loan and Second Supplemental Term Loan was $16,197,000 and $18,462,000 as of December 31, 2025 and December 31, 2024, respectively. The Company capitalized debt issuance costs of $164,000 during the year ended December 31, 2024 related to issuance of the Supplemental Term Loan and Second Supplemental Term Loan.

The Credit Agreement contains customary covenants and representations, including without limitation, a minimum fixed charge coverage ratio of 1.25 and maximum funded debt to EBITDA ratio of 3.0 to 1.0 (tested on a trailing twelve-month basis at the end of each fiscal quarter), that the Company maintain at least $5,000,000 of unrestricted cash, reporting obligations, limitations on dispositions, changes in ownership, mergers and acquisitions, indebtedness, encumbrances, distributions, investments, transactions with affiliates and capital expenditures.

On September 30, 2025, the Company received a limited waiver from Fifth Third with respect to its failure to be in compliance with the maximum funded debt to EBITDA ratio covenant in the Credit Agreement as of June 30, 2025 and with respect to the delivery of items following the closing of the Second Amendment.

As of September 30, 2025, the Company was not in compliance with its obligation to maintain minimum unrestricted domestic cash and Cash Equivalents of at least an aggregate of $5,000,000 (the "Minimum Cash Covenant"). On December 10, 2025, the Loan Parties received a notice from Fifth Third (i) asserting that an Event of Default occurred under the Credit Agreement due to the failure of the Borrowers to comply with the Minimum Cash Covenant for the fiscal quarter ending September 30, 2025 (the "September Event of Default"), and (ii) informing the Loan Parties that Fifth Third has suspended the Revolving Loan Commitment with respect to additional Revolving Loan Advances. In addition to confirming that Fifth Third has not waived the September Event of Default or any other Event of Default, the notice reserves all of Fifth Third's other rights, powers, privileges, and remedies under the Credit Agreement, the other Loan Documents, applicable law, and otherwise with respect to any Event of Default, including but not limited to Fifth Third's right to accelerate the Borrowers' payment obligations in respect of all Advances and other Obligations owing under the Credit Agreement and to repossess, liquidate, or take any other action with respect to any or all Collateral.

As of December 31, 2025, the Company was not in compliance with the minimum fixed-charge coverage ratio, the maximum funded debt-to-EBITDA ratio, and the Minimum Cash Covenant required by the Credit Agreement (the "December Events of Default," together with the September Event of Default, the "Financial Covenant Defaults"). The Company has notified Fifth Third of the December Events of Default, and as a result thereof, Fifth Third may exercise any of its rights, powers, privileges, and remedies under the Credit Agreement, the other Loan Documents, and applicable law, including but not limited to the right to accelerate the Borrowers' payment obligations under the Credit Agreement.

Due to the Financial Covenant Defaults described above, the Loan Parties are not in compliance with the Credit Agreement as of December 31, 2025. To date, Fifth Third has not accelerated the obligations of the Loan Parties under the Credit Agreement or other Loan Documents. ASHS is currently in discussions with Fifth Third regarding a waiver and an amendment to the Credit Agreement. However, there can be no assurances regarding the outcome of such discussions.

AMERICAN SHARED HOSPITAL SERVICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - LONG TERM DEBT (CONTINUED)

The loan entered into with DFC in connection with the acquisition of GKCE in June 2020 (the "DFC Loan") was obtained through the Company's wholly-owned subsidiary, HoldCo, and is guaranteed by GKF. The DFC Loan is secured by a lien on GKCE's assets. The first tranche of the DFC Loan was funded in June 2020. During the fourth quarter of 2023, the second tranche of the DFC loan was funded to finance the equipment upgrade in Ecuador. The amount outstanding under the first tranche of the DFC Loan is payable in 29 quarterly installments with a fixed interest rate of 3.67%. The amount outstanding under the second tranche of the DFC Loan is payable in 16 quarterly installments with a fixed interest rate of 7.49%. The long-term debt on the consolidated balance sheets related to the DFC loan was $1,149,000 and $1,806,000 as of December 31, 2025 and 2024, respectively. The Company did not capitalize any debt issuance costs as of December 31, 2025 and 2024, respectively, related to maintenance and administrative fees on the DFC Loan.

The DFC Loan contains customary covenants among other covenants and obligations, requirements that the Company maintain certain financial ratios related to liquidity and cash flow as well as depository requirements. On March 28, 2024, HoldCo received a waiver and amendment from DFC for certain covenants as of December 31, 2023 and through December 31, 2024 and amended other covenants and definitions permanently. On March 3, 2025, HoldCo received an additional waiver from DFC for certain covenants as of December 31, 2024 and through December 31, 2025.

In November and December 2024, GKCE obtained two loans with banks locally in Ecuador (the "GKCE Loans"). The GKCE Loans carry interest rates of 12.60% and 12.78% and are payable in twelve and thirty-six equal monthly installments of principal and interest, respectively. Total long-term debt on the consolidated balance sheets related to the GKCE Loans was $53,000 and $145,000 as of December 31, 2025 and 2024, respectively. The Company did not capitalize any debt issuance costs related to the GKCE Loans.

As a result of the Loan Parties' default under the Credit Agreement with Fifth Third discussed above, ASHS has determined that the non-compliance with the Credit Agreement could be deemed to have resulted in an Event of Default (as defined in the DFC Loan) under the DFC Loan (the "Potential Event of Default"). However, as of the date of this10-K, DFC has not delivered any notice to HoldCo or ASHS asserting the occurrence of an Event of Default or sought to exercise any remedies it may have under the DFC Loan.

Due to the Potential Event of Default described above, HoldCo may be deemed to not be in compliance with the DFC Loan as of September 30, 2025 and December 31, 2025.

The Company's failure to comply with the covenants under the Credit Agreements could result in the Company's credit commitments being terminated and the principal of any outstanding borrowings, together with any accrued but unpaid interest, under the Credit Agreements could be declared immediately due and payable. Furthermore, the lenders under the Credit Agreements could also exercise their rights to take possession of, and to dispose of, the collateral securing the credit facilities and loans and could pursue additional default remedies upon default as set forth in each such agreement.

As long as the Company remains in default under the Credit Agreements, Fifth Third and DFC could accelerate all payment obligations under the Credit Agreements. If Fifth Third or DFC were to accelerate all payment obligations under the Credit Agreements as a result of the defaults thereunder, the Company would not have sufficient cash on hand to satisfy such accelerated payment obligations. As a result, these conditions raise substantial doubt about the Company's ability to continue as a going concern.

The accretion of debt issuance costs for the years ended December 31, 2025 and 2024, was $126,000 and $95,000, respectively. As of December 31, 2025 and 2024, the unamortized debt issuance costs on the consolidated balances sheets were $105,000 and $231,000.

The following are contractual maturities of long-term debt by year at December 31, 2025, excluding debt issuance costs of $105,000:

Year ending December 31,		Principal
2026	$	9,299,000
2027		2,058,000

2028		1,540,000
2029		4,457,000
Thereafter		45,000
	$	17,399,000

AMERICAN SHARED HOSPITAL SERVICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - LEASES

The Company determines if a contract is a lease at inception. Under ASC 842, the Company is a lessor of equipment to various customers. Leases that commenced prior to ASC 842 adoption date were classified as operating leases under historical guidance. As the Company has elected the package of practical expedients allowing it to not reassess lease classification, these leases are classified as operating leases under ASC 842 as well. All of the Company's lessor arrangements entered into, amended or extended after ASC 842 adoption are also classified as operating leases. Some of these lease terms have an option to extend the lease after the initial term, but do not contain the option to terminate early or purchase the asset at the end of the term. The Company has elected not to recognize right-of-use ("ROU") assets and lease liabilities that arise from short-term (12 months or less) leases for any class of underlying asset.

The Company's Gamma Knife and PBRT contracts with hospitals are classified as operating leases under ASC 842. The related equipment is included in medical equipment and facilities on the Company's consolidated balance sheets (see further discussion at Note 2). As all income from the Company's lessor arrangements is solely based on procedure volume, all income is considered variable payments not dependent on an index or a rate. As such, the Company does not measure future operating lease receivables.

On May 7, 2024, the Company completed the RI Acquisition and acquired 60% of the equity interests of the RI Companies. The RI Companies operate three single-unit radiation therapy facilities. The Company assessed the existing lease agreements under ASC 842 and concluded two of the three facilities contained operating leases. The Company included these leases in its presentation of the consolidated financial statements for years ended December 31, 2025 and 2024. The Company's operating lease in Woonsocket contains a sublease for a 1,950 square feet of the clinic space, which is leased back to the lessor. The Company did not make any lease payments during the year-ended December 31, 2024 related to the RI Companies and its leases. Sublease income for the twelve months ended December 31, 2025 and 2024 was $61,000 and $40,000, respectively.

The Company's lessee operating leases are accounted for as ROU assets, current portion of lease liabilities, and lease liabilities on the condensed consolidated balance sheets. Operating lease ROU assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The Company's operating lease contracts do not provide an implicit rate for calculating the present value of lease payments. The Company determined its incremental borrowing rate to be approximately 8% by using available market rates and expected lease terms. The operating lease ROU assets and liabilities include any lease payments made and there were no lease incentives or initial direct costs incurred. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The Company's lessee operating lease agreements are for administrative office space and related equipment and two of its recently acquired stand-alone facilities in Rhode Island. These leases have remaining lease terms of approximately 8 to 15 years, some of which include options to renew or extend the lease. As of December 31, 2025, operating ROU assets, net of unfavorable leasehold interests were $3,648,000, and lease liabilities were $4,379,000.

The following table summarizes maturities of lessee operating lease liabilities as of December 31, 2025:

Year ending December 31,	Operating Leases	
2026	$	501,000
2027		510,000
2028		520,000
2029		536,000
2030		550,000
Thereafter		4,711,000
Total lease payments		7,328,000
Less imputed interest		(2,949,000)
Total	$	4,379,000

AMERICAN SHARED HOSPITAL SERVICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - LEASES (CONTINUED)

| | Year Ended December 31, | |
	2025	2024
Lease cost		
Operating lease cost	$ 654,000	$ 467,000
Sublease income	(61,000)	(40,000)
Total lease cost	$ 593,000	$ 427,000
Other information		
Cash paid for amounts included in the measurement of lease liabilities - Operating leases	$ 781,000	$ 467,000
Weighted-average remaining lease term - Operating leases in years	13.07	7.64
Weighted-average discount rate - Operating leases	8.19%	8.02%

The Company's corporate offices were located at 601 Montgomery Street, Suite 1112, San Francisco, California, where it leased approximately 900 square feet for $4,500 per month and the lease term ended in November 2024. In November 2024, the Company closed this office and signed two sublease agreements for small, office spaces in San Francisco, California and Downers Grove, Illinois. The sublease in San Francisco is for 80 square feet for $1,003 per month located at 601 Montgomery Street, Suite 850. The sublease in Downers Grove was signed in February 2025 and is for two offices and three cubicle spaces for $2,300 per month located at 3041 Woodcreek Drive. Total ROU assets and lease liabilities for the Downers Grove sublease were $26,000. The sublease for Downers Grove expired in January 2026 and was not renewed.

On May 7, 2024, the Company completed the RI Acquisition and acquired 60% of the equity interests of the RI Companies. The RI Companies operate three single-unit radiation therapy facilities. The Company assessed the existing lease agreements under ASC 842 and concluded two of the three facilities contained operating leases. The facility in Woonsocket, RI has a ground lease with a sublease for 1,950 square feet of the clinic space, which is leased back to the lessor. The Woonsocket ground lease has an annual prepayment of approximately $44,000. The facility in Warwick, RI has a lease for 10,236 square feet for $32,790 per month. The facility in Providence, RI also has a ground lease, which was contributed by one of the minority partners. On January 1, 2025, the Company entered into the Amended and Restated Lease Agreement (the "Amended Lease") for the facility lease in Warwick, Rhode Island. The Amended Lease includes a lease extension to December 31, 2039 and modified the monthly lease payment to $26,443. The Company assessed the Amended Lease under ASC 842 and concluded it was a lease modification. On January 1, 2025, the effective date of the Amended Lease, the Company recorded additional ROU asset and lease liability in the amount of $1,922,000.

The Company owns and operates a stand-alone Gamma Knife facility in Lima, Peru where it leased approximately 1,600 square feet for approximately $8,850 per month through June 2025. In May 2024, the Company executed a new lease agreement for approximately 7,704 square feet for $9,000 per month. The Company renovated this space during the first half of 2025 to accommodate its Gamma Knife Esprit and administrative offices and moved into the leased space in June 2025. The lease expires in May 2034. Total ROU asset and lease liability for the Peru lease was $771,000. The Company also owns and operates a stand-alone Gamma Knife facility in Guayaquil, Ecuador where it owns 864 square feet of condominium space in an office building and approximately 10,135 of related land and parking spaces. The Company's stand-alone radiation therapy facility in Puebla, Mexico also has a lease for approximately 536 square meters for $1,800 per month with a lease expiration in July 2034. The lease in Puebla is with a related party. Total ROU assets and lease liabilities for the Puebla lease were $149,000.

Net rent expense was $593,000 and $427,000 for the years ended December 31, 2025 and 2024, respectively, and includes the above operating leases as well as month-to-month rental and certain executory costs.

AMERICAN SHARED HOSPITAL SERVICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INCOME TAXES

The components of income before income taxes for the years ended December 31, 2025 and 2024 are as follows:

	YEARS ENDED December 31,		
	2025		**2024**
Domestic	$ (4,807,000)	$	1,086,000
Foreign	1,587,000		151,000
Income before income taxes	$ (3,220,000)	$	1,237,000

For the year ended December 31, 2025 and 2024, the Company recorded an income tax benefit of $493,000 and $295,000, respectively.

The components of the provision for income taxes for the years ended December 31, 2025 and 2024 consists of the following:

	YEARS ENDED December 31,		
	2025		**2024**
Current:			
Federal	$ (203,000)	$	(83,000)
State	13,000		(190,000)
Foreign	506,000		337,000
Total current	316,000		64,000
Deferred:			
Federal	(686,000)		(380,000)
State	(135,000)		30,000
Foreign	12,000		(9,000)
Total deferred	(809,000)		(359,000)
	$ (493,000)	$	(295,000)

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2025 and 2024 are as follows:

	December 31,		
	2025		**2024**
Deferred tax liabilities:			
Property and equipment	$ (734,000)	$	(644,000)
Prepaid expenses	(104,000)		(444,000)
Investment in partnerships	(575,000)		(956,000)
Other	(12,000)		(14,000)
Total deferred tax liabilities	(1,425,000)		(2,058,000)
Deferred tax assets:			
Net operating loss carryforwards	1,085,000		651,000
Property and equipment	22,000		—
Accruals and allowances	59,000		168,000
Transaction costs	215,000		231,000
Other	135,000		169,000
Total deferred tax assets	1,516,000		1,219,000
Valuation allowance	(206,000)		(85,000)

Deferred tax assets net of valuation allowance		1,310,000	1,134,000
Net deferred tax liabilities	$	(115,000) $	(924,000)

Upon adoption of ASU 2023-09, the reconciliation of the statutory federal rate to the Company's effective income tax rate for the year ended December 31, 2025 was as follows:

		December 31, 2025	
U.S. federal statutory tax rate	$	(676,000)	21.0%
State taxes, net of federal benefits (1)			
Return to provision adjustments		(35,000)	1.1%
Others		(87,000)	2.7%
Nontaxable or nondeductible items			
Partnership income		272,000	-8.4%
Other permanent differences		(27,000)	0.8%
Cross-border tax laws		11,000	-0.3%
Change in tax laws			
Change in valuation allowance		60,000	-1.9%
Other adjustments			
Tax refunds		(203,000)	6.3%
Other adjustments		7,000	-0.2%
Foreign tax effects			
Mexico			
Statutory tax rate difference between local country and United States		88,000	-2.7%
Local vs. U.S. GAAP book income difference		70,000	-2.2%
Change in valuation allowance		49,000	-1.5%
Return to provision adjustments		69,000	-2.1%
Others		(18,000)	0.6%
Peru			
Local vs. U.S. GAAP book income differences		(159,000)	4.9%
Nontaxable or nondeductible items		132,000	-4.1%
Others		(5,000)	0.2%
Ecuador			
Other		7,000	-0.2%
Worldwide changes in prior year unrecognized tax benefits		(48,000)	1.5%
Effective tax rate	$	(493,000)	15.3%

(1) The states and local jurisdictions that contribute to the majority (greater than 50%) of the tax effect in this category include Florida and Rhode Island.

AMERICAN SHARED HOSPITAL SERVICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INCOME TAXES (CONTINUED)

The reconciliation of the statutory federal rate to the Company's effective income tax rate for the year ended December 31, 2024 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

		December 31, 2024	
Computed expected federal income tax	$	390,000	31.5%
State income taxes, net of federal benefit		(84,000)	-6.8%
Foreign rate differential		14,000	1.1%
Pass-through income		(18,000)	-1.5%
Bargain purchase gain		(790,000)	-63.9%
Stock compensation		1,000	0.1%
Non-deductible expenses		230,000	18.6%
Return to provision true-up		3,000	0.2%
Uncertain tax positions		(72,000)	-5.8%
Capital loss expired		645,000	52.1%
Change in valuation allowance		(627,000)	-50.7%
Other deferred tax adjustments		13,000	1.1%
	$	(295,000)	-23.8%

Due to uncertainty surrounding the realization of certain deferred tax assets and capital losses, the Company has placed a valuation allowance against a portion of its net domestic and foreign deferred tax assets. The net valuation allowance increased by $121,000 and decreased by $627,000 for the years ended December 31, 2025 and 2024, respectively.

The Company has federal net operating loss carryforwards of approximately $3,443,000 and $1,966,000 as of December 31, 2025 and 2024, respectively. All federal net operating losses have an indefinite carryforward period.

The Company has various state net operating loss carryforwards. The determination of the state net operating loss carryforwards is dependent upon apportionment percentages and state laws that can change from year to year and impact the amount of such carryforwards. If such net operating carryforwards are not utilized, they will begin to expire in 2029.

The tax return years 2020 through 2025 remain open to examination by the major domestic taxing jurisdictions to which the Company is subject.

AMERICAN SHARED HOSPITAL SERVICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INCOME TAXES (CONTINUED)

The Company has adopted accounting standards which prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company's income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Additionally, these accounting standards specify that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. The Company has made no reclassifications between current taxes payable and long term taxes payable under this guidance.

As of December 31, 2025, the unrecognized tax benefit was $87,000 which, if recognized, will not affect the annual effective tax rate as these unrecognized tax benefits would increase deferred tax assets, which would be subject to a full valuation allowance. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

| | YEARS ENDED December 31, | |
	2025	2024
Balance at beginning of year	$ 161,000	$ 287,000
Additions based on tax positions of prior years	—	13,000
Additions based on tax positions of current year	13,000	12,000
Reductions in tax positions of prior years	(18,000)	(18,000)
Lapse of statues of limitations	(50,000)	(75,000)
Removal of penalties	(19,000)	(58,000)
Balance at end of year	$ 87,000	$ 161,000

The Company's policy for deducting interest and penalties is to treat interest as interest expense and penalties as income taxes. As of December 31, 2025, the Company had $21,000 accrued for the payment of penalties and zero interest related to unrecognized tax benefits. The Company does not expect any material changes to our uncertain tax positions within the next 12 months.

Upon adoption of ASU 2023-09, as described in Note 2 - Accounting Policies, cash paid for income taxes, net of refunds, during the year ended December 31, 2025 was as follows:

	December 31, 2025
Federal	$ —
State	60,000
Foreign	—
Peru	240,000
Mexico	379,000
Ecuador	60,000
Total cash paid for income taxes, net of refunds	$ 739,000

NOTE 8 – STOCK-BASED COMPENSATION EXPENSE

Incentive Compensation Plan

In June 2021, the Company's shareholders approved an amendment and restatement of the Company's Incentive Compensation Plan (the "Plan"), that among other things, increased the number of shares of the Company's common stock reserved for issuance under the Plan to 2,580,000 and extended the term of the Plan by five years to February 22, 2027. The Plan provides that the shares reserved under the Plan are available for issuance to officers of the Company, other key employees, non-employee directors, and advisors. No further grants or share issuances will be made under the previous plans. As of December 31, 2025, approximately 414,000 shares remain available for grant under the Plan.

Under the Plan, a total of 1,298,000 restricted stock units have been granted, consisting of 53,000 of annual automatic grants to non-employee directors, 327,000 of deferred retainer fees to non-employee members of the Board, 58,000 grants issued in lieu of commission or bonus to employees of the Company, and 860,000 restricted stock units issued to the Executive Chairman of the Board and other members of executive management, see further discussion below. Of the total restricted stock units granted under the Plan, 123,000 of them are fully vested but not yet deemed issued and outstanding, 1,014,000 are fully vested and outstanding, and 161,000 are outstanding as of December 31, 2025.

Changes in restricted stock units, consisting primarily of annual automatic grants, deferred compensation to non-employee directors, shares issued to employees as part of the Company's bonus plan, and restricted stock units awards to the Executive Chairman of the Board and other members of executive management, under the Incentive Compensation Plans during 2025 and 2024 are as follows:

	Restricted Stock Units	Grant Date Weighted-Average Fair Value	
Outstanding at January 1, 2024	36,000	$	2.88
Granted	290,000	$	3.09
Vested	(120,000)	$	2.93
Outstanding at December 31, 2024	206,000	$	3.07
Granted	110,000	$	2.44
Vested	(155,000)	$	2.70
Outstanding at December 31, 2025	161,000	$	3.08

AMERICAN SHARED HOSPITAL SERVICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – STOCK-BASED COMPENSATION EXPENSE (CONTINUED)

Certain Executive Equity Awards

The Company appointed Raymond C. Stachowiak as Chief Executive Officer ("CEO") of the Company on October 1, 2020 and served in such position until he was appointed Executive Chairman of the Board on March 7, 2023. For the year ended December 31, 2024, 120,000 restricted stock awards were issued to Mr. Stachowiak and 120,000 became fully vested. Total compensation expense recorded for the year ended December 31, 2024 in the consolidated financial statements of operations related to executive equity awards was $352,000. For the year ended December 31, 2025, 110,000 restricted stock awards were issued to Mr. Stachowiak and 115,000 became fully vested. Total compensation expense recorded for the year ended December 31, 2025 in the consolidated financial statements of operations related to the executive equity awards was $268,000.

For the year ended December 31, 2025, stock compensation expense recorded in the consolidated financial statements is summarized as follows:

	Awards Issued and Vested	Stock-Based Compensation Expense
Options	—	$ 4,000
Management Bonus Program - vested and issued	8,322	—
Board RSU Awards - other	6,000	4,000
Executive Compensation	149,000	396,000
	163,322	$ 404,000

Total stock-based compensation expense before income tax effect for the Company's options and restricted stock awards in the amount of $404,000 and $373,000 for the years ended December 31, 2025 and 2024, is reflected in selling and administrative expense in the consolidated statements of operations, respectively.

Stock Options

Changes in stock options outstanding under the Plan during 2025 and 2024 are as follows:

Options	Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)		Aggregate Intrinsic Value
Balance at December 31, 2023	146,000	$	2.83	5.44	$	—
Forfeited	(104,000)	$	2.86	—	$	—
Balance at December 31, 2024	42,000	$	2.74	3.65	$	17,000
Forfeited	(24,000)	$	2.76	—	$	—
Balance at December 31, 2025	18,000	$	2.70	1.29	$	—
Exercisable at December 31, 2024	23,000	$	2.69	2.43	$	—
Exercisable at December 31, 2025	16,000	$	2.68	1.23	$	—

AMERICAN SHARED HOSPITAL SERVICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – STOCK-BASED COMPENSATION EXPENSE (CONTINUED)

There were no options granted during 2025 or 2024. There were no options exercised during the years ended December 31, 2025 and 2024. Total stock-based compensation expense recognized for stock options for the years ended December 2025 and 2024 was $4,000 and $17,000, respectively.

At December 31, 2025, there was approximately $3,000 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. This cost is expected to be recognized over a period of less than one year.

The Company's stock option awards to employees are calculated using the Black-Scholes options valuation model. The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. The Company's stock-based awards have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the present value estimates. For these reasons, management believes that the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees.

Repurchase of Common Stock, Common Stock Warrants and Stock Options

In 1999 and 2001, the Board of Directors approved resolutions authorizing the Company to repurchase up to a total of 1,000,000 shares of its own stock on the open market, which the Board reaffirmed in 2008. There were no shares of the Company repurchased during 2025 or 2024. There are approximately 72,000 shares remaining under this repurchase authorization.

F- 24

AMERICAN SHARED HOSPITAL SERVICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – RETIREMENT PLAN

The Company has a defined-contribution retirement plan (the "Retirement Plan") that allows for a matching safe harbor contribution. For 2025, the Board of Directors elected to match participant deferred salary contributions up to a maximum of 4% of the participant's annual compensation. Discretionary profit sharing contributions are allowed under the Retirement Plan in years that the Board does not elect a safe harbor match. During 2025, the Company contributed $181,000 to the Retirement Plan for the safe harbor match for the year ended December 31, 2025. The Company has accrued approximately $18,000 for additional safe harbor matching contribution for the year ended December 31, 2025. Also during 2025, the Company contributed $10,000 to the Retirement Plan for the safe harbor match for the year ended December 31, 2024.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2025, the Company had commitments to purchase and install two Leksell Gamma Knife Esprit ("Esprit") systems and two Linear Accelerator ("LINAC") systems. The Esprit upgrades and one LINAC installation are anticipated to occur in the second half of 2026, or later, at existing customer sites. The remaining LINAC is reserved for a future customer site. Total Gamma Knife and LINAC commitments as of December 31, 2025, were $7,884,000. There are no deposits on the consolidated balance sheets related to these commitments as of December 31, 2025. It is the Company's intent to finance substantially all of these commitments. There can be no assurance that financing will be available for the Company's current or future projects, or at terms that are acceptable to the Company.

On September 4, 2022, the Company entered into a Maintenance and Support Agreement with Mevion (the "Mevion Service Agreement"), which provides for maintenance and support of the Company's PBRT unit at Orlando Health from September 2022 through April 2026. The Company's maintenance commitment for the final service period, September 2025 through April 2026, is $1,184,000.

As of December 31, 2025, the Company had commitments to service and maintain its Gamma Knife, LINAC, and PBRT equipment. The service commitments are carried out via contracts with Mevion, Elekta, Solutech, and Mobius Imaging, LLC. The Company's commitments to purchase one LINAC system also includes a 5-year agreement to service the equipment, respectively. Total service commitments as of December 31, 2025 were $7,114,000. The Gamma Knife and certain other service contracts are paid monthly, as service is performed. The Company believes that cash flow from cash on hand and operations will be sufficient to cover these payments.

The Company's customer contracts generally contain mutual indemnification provisions. The Company maintains general and professional liability insurance in the United States. The Company is not involved in the practice of medicine and therefore believes its present insurance coverage and indemnification agreements are adequate for its business. The Company's Peruvian and Ecuadorian Gamma Knife centers and Mexican LINAC center are free-standing facilities operated by GKPeru, GKCE, and Puebla, respectively. The treating physicians and clinical staff at these facilities are independent contractors. The Company maintains general and professional liability insurance consistent with the operations of these facilities and believes its present coverage is adequate for its business.

AMERICAN SHARED HOSPITAL SERVICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – RELATED PARTY TRANSACTIONS

The Company's Gamma Knife business is operated through its 81% indirect interest in its GKF subsidiary. The remaining 19% of GKF is owned by a wholly owned U.S. subsidiary of Elekta, which is the manufacturer of the Gamma Knife and other radiation therapy equipment. Since the Company purchases the majority of its equipment from Elekta, there are significant related party transactions with Elekta such as equipment purchases, commitments to purchase and service equipment, and costs to maintain the equipment.

The following summarizes related party activity for the years ended December 31, 2025 and 2024:

	December 31,			
	2025		**2024**	
Equipment purchases and de-install costs	$	4,412,000	$	5,268,000
Costs incurred to maintain equipment		978,000		678,000
Total related party transactions	$	5,390,000	$	5,946,000

The Company had related party commitments to purchase and install two Esprit upgrades, one LINACs, and service the related equipment. Total related party commitments were $10,754,000 as of December 31, 2025.

Related party liabilities on the consolidated balance sheets consist of the following as of December 31, 2025 and 2024:

	December 31,			
	2025		**2024**	
Accounts payable, asset retirement obligations and other accrued liabilities	$	1,887,000	$	2,270,000

NOTE 12. RHODE ISLAND ACQUISITION

On November 10, 2023, the Company entered into an Investment Purchase Agreement (the "IPA") with GenesisCare and GC Holdings, pursuant to which GenesisCare agreed to sell to the Company its entire equity interest in each of the RI Companies and to assign certain payor contracts to the Company for a cash purchase price of $2,850,000 (previously defined, the "RI Acquisition"). The equity interests acquired by the Company under the IPA equates to a 60% interest in each RI Company. The RI Companies operate three functional radiation therapy cancer centers in Rhode Island. The Company acquired the RI Companies to expand its growing direct patient service business model in the United States and continue to diversify its cancer treatment product offerings.

On April 18, 2024, the parties amended the IPA and GenesisCare agreed to sell a GE Discovery RT CT Simulator ("CT Sim") to the Company for $175,000, payment for which was required 5 days following the close of the acquisition. On May 7, 2024, the parties amended the IPA and GenesisCare agreed to transfer certain assets and payor contracts to the RI Companies, rather than transferring such assets and payor contracts to the Company. The parties completed the closing conditions pursuant to the IPA and closed the RI Acquisition on May 7, 2024 (the "Closing Date").

The RI Acquisition has been accounted for as a business combination under ASC 805, which requires, among other things, that purchase consideration, assets acquired, liabilities assumed and non-controlling interest be measured at their fair values as of the acquisition date. The assets acquired were recorded based on valuations derived from estimated fair value assessments and assumptions used by the Company. While the Company believes its estimates and assumptions underlying the valuations are reasonable, different estimates and assumptions could result in different valuations assigned to the individual assets acquired, and the resulting amount of the bargain purchase gain. During the three-month periods ended September 30, 2024 and December 31, 2024, the Company concluded some of the fair value estimates for accounts receivable, non-controlling interests, and unfavorable leasehold interests required adjustment. The adjusted allocations provided below reflect these changes.

The Company recorded medical equipment, facilities and non-controlling interest at fair value as of the Closing Date. Sales comparison and cost approaches were used to value the medical equipment, including assumptions of estimated direct costs associated with acquiring the equipment. Where appropriate, adjustments were made to the direct replacement cost to reflect depreciation and obsolescence. The sales comparison approach was also utilized to value certain assets, involving secondary market research. The cost approach was also used to value the facilities acquired and the unfavorable leasehold interest. The non-controlling interest was recorded at fair value based on the purchase price paid for the acquisition, after any premium or discount derived from the operating agreement with the minority owners.

AMERICAN SHARED HOSPITAL SERVICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. RHODE ISLAND ACQUISITION (CONTINUED)

The Company recorded the preliminary allocation of the purchase price consideration as of the Closing Date, for the three-month period ended June 30, 2024. During each of the three-month periods ended September 30, 2024 and December 31, 2024, the Company concluded some of the fair value estimates for accounts receivable, non-controlling interests, and unfavorable leasehold interests required adjustment. The net effect of these changes was an increase to the bargain purchase gain of $115,000, net of deferred taxes of $6,000. The net impact to the consolidated statement of operations, outside of the change in the bargain purchase gain, was not material for the years ended December 31, 2025 and 2024.

The major classes of assets and liabilities to which the Company allocated the fair value of the purchase price consideration as of December 31, 2025 were as follows:

	May 7, 2024	Remeasurement	December 31, 2024
Cash and cash equivalents	$ 3,388,000	$ —	$ 3,388,000
Accounts receivable	919,000	(542,000)	377,000
Medical equipment	2,403,000	—	2,403,000
Facilities	4,697,000	—	4,697,000
ROU assets	1,835,000	—	1,835,000
Unfavorable leasehold interests	(1,227,000)	451,000	(776,000)
Total assets acquired	12,015,000	(91,000)	11,924,000
Real and personal property taxes payable	(150,000)	—	(150,000)
Lease liabilities	(1,835,000)	—	(1,835,000)
Deferred income taxes	(1,226,000)	6,000	(1,220,000)
Gain on bargain purchase	(3,679,000)	(115,000)	(3,794,000)
Base purchase consideration	5,125,000	(200,000)	4,925,000
Non-controlling interest	(2,100,000)	200,000	(1,900,000)
CT Sim	(175,000)	—	(175,000)
Cash paid by the Company	$ 2,850,000	$ —	$ 2,850,000

The Company recognized a bargain purchase, as defined by ASC 805, in connection with the RI Acquisition. The Company purchased its interest in the RI Companies as part of the sale of certain of GenesisCare's assets in its bankruptcy proceedings, resulting in a "bargain purchase". A bargain purchase gain of $3,794,000, net of deferred taxes of $1,220,000 is reflected in other income in the consolidated statement of operations for the year-ended December 31, 2024. None of the purchase price was allocated to intangible assets because none were acquired as part of the transaction. The Company recorded the unfavorable lease position received as part of the RI Acquisition as a reduction to ROU assets on the consolidated balance sheet.

The preliminary value of the acquired tangible assets acquired were as follows:

	Fair Value	Average Useful Life (in Years)
Facilities	$ 4,697,000	15
Medical equipment	2,403,000	4
Total medical equipment and facilities acquired	$ 7,100,000	

AMERICAN SHARED HOSPITAL SERVICES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – SUBSEQUENT EVENT

On December 31, 2025, the Company remitted two payments on its debt obligations totaling $562,500 via an established automatic payment process, pursuant to the Credit Agreement. Subsequently, the Company and Fifth Third agreed these payments were not contractually due and the funds were returned to the Company on February 5, 2026. The Company assessed this event under ASC 855 - *Subsequent Events* and concluded it qualified as a subsequent even that should be recognized as of the balance sheet date. Accordingly, the Company recognized this event as of December 31, 2025 by increasing other receivables and increasing the current portion of long-term debt, net, by $562,500.

On March 13, 2026, the Company and Orlando Health, Inc. ("Orlando Health") entered into Amendment Two to Proton Beam Radiation Therapy Lease Agreement (the "Amendment"). The Amendment extends the term of the Proton Beam Radiation Therapy Lease Agreement dated October 18, 2006 between the Company and Orlando Health, as amended by Amendment One to Proton Beam Radiation Therapy Lease Agreement dated effective as of August 12, 2012 (the "Lease") for an additional seven years commencing April 6, 2026 through April 5, 2033 (the "Extended Term"), and sets the lease payment terms during the Extended Term based on a technical component collection percentage with that percentage decreasing during certain of the twelve month periods of the Extended Term. The Amendment amends certain other terms of the Lease and sets forth certain agreements between the parties with respect to the leased equipment, including (i) an option granted to Orlando Health whereby it may elect to purchase the leased equipment at the end of the lease term, including setting the purchase price and the period in which Orlando Health may exercise its option, (ii) matters related to the Company's obligation to remove, at its expense, the leased equipment from Orlando Health at the end of the Extended Term in the event Orlando Health does not exercise its purchase option, and certain financial understandings of the parties related to that obligation, and (iii) maintenance and insurance coverage obligations of the parties.

Exhibit 10.11f

CERTAIN IDENTIFIED INFORMATION, MARKED BY [****], HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS OF THE TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL


ADDENDUM SIX
TO LEASE AGREEMENT FOR A GAMMA KNIFE UNIT


This ADDENDUM SIX TO LEASE AGREEMENT FOR A GAMMA KNIFE UNIT (this "Addendum Six") is dated effective as of October 7, 2025, and is entered into between GK Financing, LLC, a California limited liability company ("GKF"), and OSF Healthcare System, an Illinois not for profit corporation, owner and operator of St. Francis Medical Center ("Medical Center"), with reference to the following recitals:


Recitals:


WHEREAS, on February 18, 2000, GKF and Medical Center executed a Lease Agreement for a Gamma Knife Unit, as amended by (i) a certain Addendum to Lease Agreement for a Gamma Knife Unit (incorrectly referenced therein as Addendum Two to Lease Agreement) dated effective as of April 13, 2007 ("Addendum One"); and (ii) a certain Addendum Two to Lease Agreement for a Gamma Knife Unit dated effective as of October 31, 2012 ("Addendum Two"), and (iii) a certain Addendum Three to Lease for a Gamma Knife Unit dated effective as of June 7, 2016 ("Addendum Three"), Addendum Four to Lease Agreement for a Gamma Knife Unit dated effective as of February 6, 2020 ("Addendum Four"), and Addendum Five to Lease Agreement for a Gamma Knife Unit dated effective as of April 28, 2021 ("Addendum Five") (such Lease Agreement, as amended by Addendum One, Addendum Two, Addendum Three, Addendum Four, and Addendum Five is referred to herein as the "Lease"); and

WHEREAS, the parties desire to further amend the terms and provisions of the Lease as set forth herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:


Agreement:


1. **Defined Terms.** Unless otherwise defined herein, the capitalized terms used herein shall have the same meanings set forth in the Lease.

2. **Lease Term.** In consideration of GKF's agreement to upgrade the Perfexion to an Elekta Esprit as noted in Exhibit "A" , the Lease Term shall be for a period of ten (10) years following the date of the performance of the first clinical Esprit Procedure ("First Procedure Start Date").

3. **User License.** Medical Center shall apply for and obtain in a timely manner a User License from the Nuclear Regulatory Commission and, if necessary, from the applicable state agency authorizing it to install and operate the Esprit and to take possession of and maintain the Cobalt supply required in connection with the use of the Esprit during the term of this Agreement. Medical Center also shall apply for and obtain in a timely manner all other licenses, permits, approvals, consents and authorizations which may be required by state or local governmental or other regulatory agencies for the development, construction and preparation of the Site, the charging of the Equipment with its Cobalt supply, the conduct of acceptance tests with respect to the Equipment, and the use of the Equipment during the Term. Upon request, Medical Center shall provide GKF with true and correct copies of any and all such licenses, permits, approvals, consents and authorizations.

4.   **New LGK Agreement.** Concurrently with the execution of this Addendum Six, Medical Center shall enter into a new LGK Agreement with Elekta, Inc., a Georgia corporation ("Elekta"), which shall supersede and replace the previous LGK Agreement attached to the Lease (such new LGK Agreement shall hereinafter be referred to as the "LGK Agreement", and shall be deemed attached as Exhibit A to the Lease). Medical Center shall operate and maintain a fully functional radiation therapy department at the Site which shall include the Esprit. Use of the Esprit shall be made available to all neurosurgeons and radiation oncologists with Medical Center privileges.

5.   **Delivery of Equipment; Site:**

      5.1 GKF shall coordinate with Elekta and Medical Center to have the Perfexion de-installed and the Esprit delivered to Medical Center at: 530 NE Glen Oak Avenue Peoria, IL 61637 (the "Site") on a delivery date agreed upon by GKF, Medical Center and Elekta. The delivery date subject to attainment of all regulatory approval is estimated to occur on or around June 1, 2026. GKF makes no representations or warranties concerning delivery of the Equipment to the Site or the actual date thereof.

      5.2 The location of the Site shall be the current Perfexion suite.

6.   **Site Preparation and Installation of Equipment.**

      6.1 GKF, in coordination with Elekta, at its cost and expense, shall prepare all plans, specifications and site planning criteria (collectively the "Site Planning Criteria") required to prepare, construct and improve the Site for the installation, use and operation of the Equipment during the Term. The plans and specifications (i) shall be approved by Medical Center, which approval shall not be unreasonably withheld or delayed; (ii) shall comply in all respects with the Site Planning Criteria; and (iii) to the extent required by applicable law, shall be submitted to all state and federal agencies for their review and approval. GKF, at its cost and expense, in coordination with Medical Center, shall obtain all permits, certifications, approvals or authorizations required by applicable federal, state or local laws, rules or regulations necessary to prepare, construct and improve the Site as provided above.

      6.2 GKF, at its cost and expense, shall de-install the Perfexion and prepare, construct and improve the Site as necessary for the installation, use and operation of the Esprit during the Term, including, without limitation, providing all temporary or permanent shielding required for the charging of the Equipment with the Cobalt supply and for its subsequent use, selecting and constructing a proper foundation for the Equipment and the temporary or permanent shielding, aligning the Site for the Equipment, and installing all electrical systems and other wiring required for the Equipment. In connection with the construction of the Site, Medical Center, at its cost and expense, shall select, purchase and install all radiation monitoring equipment, devices, safety circuits and radiation warning signs required at the Site in connection with the use and operation of the Equipment.

      6.3 In addition to construction and improvement of the Site, GKF, at its cost and expense, shall be responsible for the installation of the Equipment at the Site, including the positioning of the Equipment on its foundation at the Site in compliance with the Site Planning Criteria.

6.4 <u>Medical Center Personnel and Services.</u> Upon request and as reasonably required by GKF, Medical Center, at Medical Center's cost and expense, shall provide GKF with Medical Center personnel (including Medical Center's physicists) and services in connection with the Esprit Installation, among other things, to oversee, supervise and assist with construction, rigging, and compliance with local, state and federal regulatory requirements and with nuclear regulatory compliance issues and the calibration of the Equipment. Medical Center shall not be entitled to reimbursement for its personnel costs, internal costs or overhead in connection with the Esprit Installation. Notwithstanding anything to the contrary herein, GKF shall be responsible for any costs incurred in providing security in connection with the Esprit Installation. Also notwithstanding anything to the contrary set forth herein, the Esprit Installation shall be performed by GKF only after all necessary and appropriate licenses, permits, approvals, waivers, consents and authorizations, and the proper handling of the Cobalt-60 (collectively, the "Permits"), have been obtained by Medical Center.

6.5 During the Term, Medical Center, at its cost and expense, shall maintain the Site in a good working order, condition and repair, reasonable wear and tear expected.

6.6 Training. GKF, at its cost and expense, shall cover the Esprit training tuition costs for those Medical Center-credentialed Physicians and physicists who will be using the Esprit. All travel-related costs shall not be the responsibility of GKF.

6.7 <u>Lender Documentation</u>. GKF, in its sole discretion, may finance its portion of the Esprit Installation costs in which event, the terms and provisions set forth in Section 11 of the Lease (Ownership/Title) shall apply to the Equipment. In furtherance of the foregoing, and upon request by GKF, Medical Center shall execute and deliver a commercially reasonable form of subordination, attornment, non-disturbance or other documentation if such a document is reasonably requested by the third party financing company which holds a security interest in the Equipment.

6.8 <u>Acceptance Tests</u>. Upon receipt of Elekta's report on the results of the Acceptance Tests (as defined in the LGK Agreement), Medical Center shall have seven (7) business days to review and validate the results of the Acceptance Tests to confirm that the Equipment meets the manufacturer's specifications and documentation. If Medical Center fails to respond within such seven (7) business day period, Medical Center may request in writing a one-time seven (7) business days extension from GKF. If Medical Center fails to respond within such seven (7) business day period (as may be so extended), Medical Center shall be deemed to have validated and confirmed the results of the Acceptance Tests.

7.   Marketing Support. GKF shall coordinate its Gamma Knife marketing plan with Medical Center, which marketing plan shall be subject to the approval of Medical Center. Medical Center shall participate in meetings with GKF to jointly develop a marketing plan annually. The Medical Center, with the support of GKF, shall implement the Gamma Knife marketing plan based on the approved budget and timeline. GKF shall be solely responsible for up to $25,000 in year one of out-of-pocket marketing expenses paid to unrelated third parties that are included in the marketing plan budget. Any marketing efforts conducted independently by Medical Center shall be at Medical Center's expense, and subject to coordination with GKF. Notwithstanding the foregoing, Medical Center will not be obligated to pay for the marketing of or reimbursement to GKF for any marketing related expenses for the Gamma Knife but is not prohibited from doing so as long as Medical Center's efforts are coordinated with GKF. Medical Center shall use its best efforts to market the Gamma Knife and to educate the public and the medical community as to the benefits of the Gamma Knife. GKF and Medical Center shall meet monthly to review the operating results of the Esprit program. In addition, Medical Center shall provide GKF on a weekly basis a schedule of treatments performed the previous week.

8. <u>Per Procedure Payment</u>. Effective upon the first procedure on the Esprit, the first paragraph of Section 7 of the Lease (as amended by Section 3 of Addendum five) shall be deleted in its entirety and replaced with the following:

> "8. <u>Per Procedure Payments</u>. In consideration and as compensation to GKF for (i) the Lease of the Esprit by GKF to Medical Center pursuant to this Agreement; (ii) the de-installation of the Perfexion; (iii) the preparation by GKF of all the plans and specifications required to prepare, construct and improve the Site for the installation, use and operation of the Esprit; (iv) the preparation, construction and improvement of the Site as necessary for the installation, use and operation of the Esprit; (v) the installation by GKF of the Esprit at the Site; and (vi) the maintenance by GKF of the Esprit in a good working order, condition and repair; and (vii) GKF's marketing support, on a monthly basis, Medical Center shall pay the "Lease Payment" to GKF for each "Procedure" that is performed by Medical Center or its representatives or affiliates, irrespective of whether the procedure is performed on the Equipment or using any other equipment or devices. As used herein, a "Procedure" means any treatment that involves stereotactic, external or up to and including five (5) fraction(s), conformal radiation, commonly called radiosurgery, that may include one or more isocenters during the patient treatment session, delivered to any site(s) superior to the foramen magnum. Medical Center shall schedule use of the Equipment at its sole discretion and shall be obligated to no minimum number of procedures. Commencing from and after the first Esprit procedure scheduled to occur during First Quarter 2026 (the "2026 Per Procedure Rate Adjustment Date"), Medical Center shall pay to GKF a per procedure payment equal to (i) $[****] ([****]) per procedure for procedures 1-100 performed in each year of the Agreement for the use of the Equipment, and (ii) $[****] ([****]) per procedure for procedures 101 and above during each year of the Agreement for the use of the Equipment. For purposes of the foregoing per procedure calculation, procedure counts are not cumulative and the procedure count reverts to zero (0) on the 2026 Per Procedure Rate Adjustment Date and on each anniversary date thereafter. Medical Center shall be billed on the fifteenth (15th) and the last day of each month for the actual number of procedures performed during the first and second half of the month, respectively. Medical Center shall pay the procedures invoiced within thirty (30) days after being invoiced. Interest shall begin to accrue at the rate of one and one-half percent ([****]%) per month on all invoices remaining unpaid after forty-five (45) days."

9.   Alterations and Upgrades to Equipment.

       9.1 Medical Center shall not make any modifications, alterations or additions to the Equipment (other than normal operating accessories or controls) without the prior written consent of GKF. Medical Center shall not, and shall not permit any person other than representatives of Elekta or any other person authorized by GKF to, effect any inspection, adjustment, preventative or remedial maintenance, or repair to the Equipment without the prior written consent of GKF. All modifications, alterations, additions, accessories or operating controls incorporated in or affixed to the Equipment (herein collectively called "additions" and included in the definition of "Equipment") shall become the property of the GKF upon termination of this Agreement.

9.2 <u>Extension of Term of the Agreement</u>. The Term of the Lease is hereby further extended for a period of one (1) year from the first 10 (ten) year Term, if a Cobalt-60 reload occurs in or around five and one-half years after the first procedure on the Esprit. GKF shall have sole responsibility for the Cobalt-60 reload costs. All references in the Agreement to the "Term" or "Initial Term" shall be deemed to refer to the Term, as extended hereby.

10.   **Options to Extend Lease**. As the end of the Lease Term, Medical Center shall have the option to either:

10.1 Extend the Term of this Lease for a specified period of time and upon such other terms and conditions as may be agreed upon by GKF and Medical Center;

10.2 Terminate this Lease as of the expiration of the Lease Term. Upon the expiration of the Lease Term and within a reasonable time thereafter, GKF, at its cost and expense, may enter upon the Site under Medical Center supervision and remove the Equipment.

10.3 Medical Center shall exercise one (1) of the two (2) options referred to above by giving an irrevocable written notice thereof to GKF at least one (1) year prior to the expiration of the Lease Term. Any such notice shall be sufficient if it states in substance that Medical Center elects to exercise its option and states which of the two (2) options referred to above Medical Center is exercising. If Medical Center fails to exercise the option granted herein at least one (1) year prior to the expiration of the Lease Term, the option shall lapse and this Agreement shall expire as of the end of the Lease Term. Further, if Medical Center exercises the option specified in Section 9.1 above and the parties are unable to mutually agree upon the length of the extension of the Lease Term or any other terms or conditions applicable to such extension prior to the expiration of the Lease Term, this Agreement shall expire as of the end of the Lease Term.

11.   **Miscellaneous**. This Amendment Six may be executed in separate counterparts, each of which when so executed and delivered shall be an original, but all of which counterparts shall together constitute the same instrument. The captions and paragraph headings used herein are for convenience only and shall not be used in construing or interpreting this Amendment Six. This Amendment Six constitutes the full and complete agreement and understanding between the parties hereto concerning the subject matter hereof and shall supersede any and all prior written and oral agreements with regard to such subject matter.

12.   **Full Force and Effect**. Except as amended by this Amendment Six, all of the terms and provisions of the Lease shall remain in full force and effect. In the event of any conflict or inconsistency between the terms and provisions of this Amendment Six and that of the Lease, the terms and provisions of this Amendment Six shall prevail and control.

IN WITNESS WHEREOF, the parties have executed this Addendum Six effective as of the date first written above.

<table>
<tr><td><u>GKF</u>:</td><td><u>Medical Center</u>:</td></tr>
<tr><td>GK FINANCING, LLC</td><td>OSF HEALTHCARE SYSTEM, owner and operator of Saint Francis Medical Center</td></tr>
<tr><td>By: /s/ Craig K. Tagawa
Name: Craig K. Tagawa
Title: Chief Executive Officer</td><td>By: /s/ Sister Agnes Joseph Williams
Name: Sister Agnes Joseph Williams
Title: Chairperson</td></tr>
</table>

- 6 -

Exhibit 10.34

AMERICAN SHARED HOSPITAL SERVICES
INCENTIVE COMPENSATION PLAN

PERFORMANCE SHARE AWARD AGREEMENT

THIS PERFORMANCE SHARE AWARD AGREEMENT (this "*Agreement*") is made as of the date set forth in <u>Schedule A</u> hereto (the "*Grant Date*") by and between American Shared Hospital Services, a California corporation (the "*Corporation*"), and the individual identified in <u>Schedule A</u> (the "*Participant*"). Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the American Shared Hospital Services Incentive Compensation Plan, as amended and restated effective June 25, 2021 (the "*Plan*").

WHEREAS, the Board has duly adopted, and the stockholders of the Corporation have approved, the Plan, which authorizes the Corporation to grant to eligible individuals performance shares, which may be paid in (i) cash, (ii) shares of Common Stock or (iii) any combination of cash and shares of Common Stock; and

WHEREAS, the Board has determined that it is desirable and in the best interests of the Corporation and its stockholders to grant the Participant a certain number of performance shares in order to provide the Participant with an incentive to advance the interests of the Corporation, all according to the terms and conditions set forth herein and in the Plan.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties hereto do hereby agree as follows:

1. **Grant of Performance Shares.**

(a)   Subject to the terms of the Plan, the Corporation hereby grants to the Participant the number of performance shares (the "*Performance Shares*") set forth in <u>Schedule A</u>, payment of which depends on the Corporation's performance as set forth in this Agreement and in the Performance Goals attached hereto and incorporated herein by this reference approved by the Plan Administrator.

(b)   The Participant's right to receive all or any portion of the Performance Shares will be contingent upon the achievement of the Performance Goals and Service vesting requirements ("*Vesting Requirements*"), in each case as set forth in <u>Schedule B</u>. The achievement of the Performance Goals will be measured during the performance period set forth in <u>Schedule B</u> (the "*Performance Period*").

2. **Earning of Performance Shares**.

(a)   <u>Earning Calculation</u>. If, upon the conclusion of the Performance Period, the applicable Performance Goals equals or exceeds the threshold level set forth in the performance matrix contained in the Performance Goals, and upon the applicable Vesting Requirements being satisfied, a proportionate number of the Performance Shares shall become earned for the applicable Performance Goals, as determined by mathematical interpolation and rounded down to the nearest whole share.

(b)   Modification. If the Plan Administrator determines that a change in the business, operations, corporate structure or capital structure of the Corporation, the manner in which it conducts business or other events or circumstances render the Performance Goals to be unsuitable, the Plan Administrator may modify such Performance Goals or the related levels of achievement, in whole or in part, as the Committee deems appropriate.

(c)   Conditions; Determination of Earned Award. Except as otherwise provided herein, the Participant's right to receive any Performance Shares is contingent upon his or her remaining in the continuous employ of the Corporation or a Subsidiary through the end of the Vesting Period. For purposes of this Agreement, the continuous employ of the Participant shall not be considered interrupted or terminated in the case of transfers between locations of the Corporation and its Subsidiaries. Following the Performance Period, the Plan Administrator shall certify that the Performance Goals have been satisfied and shall determine the number of Performance Shares that shall have become earned hereunder upon the Vesting Requirements being satisfied.

(d)   Death; Disability; Change of Control. Notwithstanding the Vesting Requirements or any other provision contained herein or in the Plan, the Performance Shares shall immediately vest, prior to the completion of the Vesting Requirements upon the earlier to occur of the following: (i) termination of Participant's Service as a result of the Participant's death or Permanent Disability; and (ii) a Change in Control.

3.   **Payment of Performance Shares**. Payment of any Performance Shares that become earned as set forth herein will be made in the form of Common Stock, in cash, or in a combination of the two, as determined in the sole discretion of the Plan Administrator. Payment will be made as soon as practicable after the end of the applicable Performance Period, unless such payment is to be deferred for the period selected by the Participant in Schedule A in accordance with the applicable requirements of Code Section 409A. Payment will be made in all events within the short-term deferral period specified in Code Section 409A. Performance Shares will be forfeited if they are not earned at the end of the Performance Period or if the Vesting Requirements are not satisfied and, except as otherwise provided in this Agreement, if the Participant ceases to be employed by the Corporation or a Subsidiary at any time prior to such Performance Shares becoming earned.

4.   **Withholding of Taxes.**

(a)   Participant shall be liable for any and all federal, state, and local taxes applicable to Participant, including, without limitation, withholding taxes, Social Security and Medicare insurance contributions and payroll taxes, arising out of this grant of Performance Shares, the issuance of Common Stock as payment for earned Performance Shares hereunder or the payment of cash for earned Performance Shares. In the event that the Corporation is required to withhold taxes as a result of the grant of the Performance Shares, the issuance of Common Stock as payment for earned Performance Shares or the payment of cash for earned Performance Shares, Participant shall at the election of the Corporation, in its sole discretion, either (i) surrender a sufficient number of whole Common Stock, having a Fair Market Value per share of Common Stock on the date such Performance Shares become taxable equal to the amount of such taxes, or (ii) make a cash payment, as necessary to cover all applicable required withholding taxes and required Social Security and Medicare insurance contributions on the date such Performance Shares become taxable, unless the Corporation, in its sole discretion, has established alternative procedures for such payment. If the number of shares required to cover all applicable withholding taxes and required Social Security and Medicare insurance contributions includes a fractional share, then Participant shall deliver cash in lieu of such fractional share. All matters with respect to the total amount to be withheld shall be determined by the Corporation in its sole discretion.

(b)   Regardless of any action the Corporation takes with respect to any or all income tax, Social Security and Medicare insurance, payroll tax, payment on account or other tax-related withholding ("***Tax-Related Items***"), Participant acknowledges and agrees that the ultimate liability for all Tax-Related Items legally due by him is and remains Participant's responsibility and that the Corporation (i) make no representations nor undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of this grant of Performance Shares, including the grant of Performance Shares, the issuance of Common Stock as payment for earned Performance Shares, the payment of cash for earned Performance Shares or the subsequent sale of any Common Stock issued hereunder and receipt of any dividends; and (ii) do not commit to structure the terms or any aspect of this grant of Performance Shares to reduce or eliminate the Participant's liability for Tax-Related Items. The Participant shall pay the Corporation any amount of Tax-Related Items that the Corporation may be required to withhold as a result of Participant's participation in the Plan or Participant's grant of Performance Shares, the Common Stock issued as payment for earned Performance Shares or the payment of cash for earned Performance Shares that cannot be satisfied by the means previously described above in Section 4(a). The Corporation may refuse to issue Common Stock as payment of earned Performance Shares related thereto if Participant fails to comply with Participant's obligations in connection with the Tax-Related Items.

5.   **Forfeiture and Right of Recoupment**. Notwithstanding anything contained herein to the contrary, by accepting these Performance Shares, Participant understands and agrees that if (a) the Corporation is required to restate its consolidated financial statements because of material noncompliance due to irregularities with the federal securities laws, which restatement is due, in whole or in part, to the misconduct of Participant, or (b) it is determined that the Participant has otherwise engaged in misconduct (whether or not such misconduct is discovered by the Corporation prior to the termination of Participant's employment), the Corporation may take such action with respect to the Performance Shares as the Corporation, in its sole discretion, deems necessary or appropriate and in the best interest of the Corporation and its stockholders. Such action may include, without limitation, causing the forfeiture of unearned Performance Shares, requiring the transfer of ownership back to the Corporation of Common Stock issued as payment for earned Performance Shares and still held by the Participant, cash received by the Participant as payment for earned Performance Shares and the recoupment of any proceeds from the sale of Common Stock issued as payment for Performance Shares earned pursuant to this Agreement. For purposes of this Section 5, "***misconduct***" shall mean a deliberate act or acts of dishonesty or misconduct which either (i) were intended to result in substantial personal enrichment to the Participant at the expense of the Corporation or (ii) have a material adverse effect on the Corporation. Any determination hereunder, including with respect to Participant's misconduct, shall be made by the Board or its designee in its sole discretion. Notwithstanding any provisions herein to the contrary, Participant expressly acknowledges and agrees that the rights of the Corporation set forth in this Section 5 shall continue after Participant's employment with the Corporation or its Subsidiary is terminated, whether termination is voluntary or involuntary, with or without cause, and shall be in addition to every other right or remedy at law or in equity that may otherwise be available to the Corporation.

3

6.   **Cash Dividends.** Cash dividends on the Performance Shares subject to Performance Goals and/or Vesting Requirements shall be sequestered by the Corporation from and after the Grant Date until such time as any of such Performance Shares become earned in accordance with this Agreement. To the extent that Performance Shares covered by this Agreement are forfeited, all of the dividends sequestered with respect to such Performance Shares shall also be forfeited. No interest shall be payable with respect to any such dividends.

7.   **Non-Assignability**. The Performance Shares and the Common Stock subject to this grant of Performance Shares are personal to the Participant and may not be sold, exchanged, assigned, transferred, pledged, encumbered or otherwise disposed of by the Participant until they become earned as provided in this Agreement; provided, however, that the Participant's rights with respect to such Performance Shares and Common Stock may be transferred by will or pursuant to the laws of descent and distribution or pursuant to a domestic relations order (within the meaning of Rule 16a-12 under the 1934 Act). Any purported transfer or encumbrance in violation of the provisions of this Section 7, shall be void, and the other party to any such purported transaction shall not obtain any rights to or interest in such Performance Shares or Common Stock.

8.   **Compliance with Section 409A of the Code**. To the extent applicable, it is intended that this Agreement and the Plan comply with the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to Participant. This Agreement and the Plan shall be administered in a manner consistent with this intent, and any provision that would cause the Agreement or the Plan to fail to satisfy Section 409A of the Code shall have no force and effect until amended to comply with Section 409A of the Code (which amendment may be retroactive to the extent permitted by Section 409A of the Code and may be made by the Corporation without the consent of Participant).

9.   **Consent To Transfer Personal Data**. By accepting these Performance Shares, Participant voluntarily acknowledges and consents to the collection, use, processing and transfer of personal data as described in this Section 9. Participant is not obliged to consent to such collection, use, processing and transfer of personal data. However, failure to provide the consent may affect Participant's ability to participate in the Plan. The Corporation and its Subsidiaries hold certain personal information about Participant, that may include Participant's name, home address and telephone number, date of birth, social security number or other employee identification number, salary, nationality, job title, any shares of stock held in the Corporation, or details of any entitlement to shares of stock awarded, canceled, purchased, vested, or unvested, for the purpose of implementing, managing and administering the Plan ("***Data***"). The Corporation and/or its Subsidiaries will transfer Data amongst themselves as necessary for the purpose of implementation, administration and management of Participant's participation in the Plan, and the Corporation and/or any of its Subsidiaries may each further transfer Data to any third parties assisting the Corporation in the implementation, administration and management of the Plan. These recipients may be located throughout the world, including the United States. Participant authorizes them to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purpose of implementing, administering and managing Participant's participation in the Plan, including any requisite transfer of such Data as may be required for the administration of the Plan and/or the subsequent holding of shares of stock on Participant's behalf by a broker or other third party with whom Participant or the Corporation may elect to deposit any shares of stock acquired pursuant to the Plan. Participant may, at any time, review Data, require any necessary amendments to it or withdraw the consents herein in writing by contacting the Corporation; however, withdrawing consent may affect Participant's ability to participate in the Plan.

10.   **Electronic Delivery and Acceptance**. The Corporation may, in its sole discretion, decide to deliver any documents or notices related to current or future participation in the Plan by electronic means. By accepting the Performance Shares, electronically or otherwise, Participant hereby consents to receive such documents or notices by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Corporation or a third party designated by the Corporation, including the use of electronic signatures or click-through acceptance of terms and conditions or other electronic means such as an e-mail acknowledgement.

11.   **Miscellaneous**.

(a)   The Performance Shares granted pursuant to this Agreement are granted subject to the terms and conditions set forth in the Plan, a copy of which has been delivered to the Participant. All terms and conditions of the Plan, as may be amended from time to time, are hereby incorporated into this Agreement by reference and shall be deemed to be a part of this Agreement, without regard to whether such terms and conditions (including, for example, provisions relating to certain changes in capitalization of the Corporation) are otherwise set forth in this Agreement. In the event that there is any inconsistency between the provisions of this Agreement and of the Plan, the provisions of the Plan shall govern.

(b)   All decisions and interpretations made by the Board or its designee with regard to any question arising under the Plan or this Agreement shall be binding and conclusive on the Participant, the Participant's estate, executor, administrator, beneficiaries, personal representative and guardian and the Corporation and its successors and assigns.

(c)   The grant of the Performance Shares is discretionary and no provision in this Agreement shall be considered to be an employment contract or a part of the Participant's terms and conditions of employment, nor shall any provision be construed to confer upon the Participant the right to be employed or be retained in the employ by the Corporation or any Subsidiary, or to interfere in any way with the right and authority of the Corporation or any Subsidiary either to increase or decrease the compensation of the Participant at any time, or to terminate any employment or other relationship between the Participant and the Corporation or any Subsidiary.

(d)   This Agreement, and the terms and conditions of the Plan, shall bind, and inure to the benefit of the Participant, the Participant's estate, executor, administrator, beneficiaries, personal representative and guardian and the Corporation and its successors and assigns.

(e)   This Agreement shall be governed by the laws of the State of California (but not including the choice of law rules thereof).

(f)   Any action relating to or arising out of this Agreement shall be brought only in a court of competent jurisdiction located in California and the parties expressly consent to such venue. The parties consent to the personal jurisdiction of the courts located in California over them.

(g)   Any amendment to the Plan shall be deemed to be an amendment to this Agreement to the extent that the amendment is applicable hereto. The terms and conditions of this Agreement may not be modified, amended or waived, except by an instrument in writing signed by a duly authorized executive officer at the Corporation. Notwithstanding the foregoing, no amendment shall adversely affect the Participant's rights under this Agreement without the Participant's consent; provided, however, that the Corporation unilaterally may waive any provision hereof in writing to the extent that such waiver does not adversely affect the interests of the Participant hereunder, but no such waiver shall operate as or be construed to be a subsequent waiver of the same provision or a waiver of any other provision hereof.

(h)   Any notice hereunder by the Participant to the Corporation shall be in writing and shall be deemed duly given (i) if mailed or delivered to the Corporation at its principal office, addressed to the attention of Plan Administrator, (ii) if electronically delivered to the e-mail address, if any, for the Plan Administrator (iii) if so mailed, delivered or electronically delivered to such other address or e-mail address as the Corporation may hereafter designate by notice to the Participant. Any notice hereunder by the Corporation to the Participant shall be in writing and shall be deemed duly given (i) if mailed or delivered to the Participant at Participant's address listed in the Corporation's records, (ii) if electronically delivered to the e-mail address, if any, for Participant listed in the Corporation's records or (iii) if so mailed, delivered or electronically delivered to such other address or e-mail address as the Participant may hereafter designate by written notice given to the Corporation.

(i)   If one or more of the provisions of this Agreement is invalidated for any reason by a court of competent jurisdiction, any provision so invalidated shall be deemed to be separable from the other provisions hereof, and the remaining provisions hereof shall continue to be valid and fully enforceable.

(j)   This Agreement, the Plan, any applicable severance plan or policy, and any Change-in-Control employment agreement between the Corporation and the Participant together constitute the entire agreement and supersedes all prior understandings and agreements, written or oral, of the parties hereto with respect to the subject matter hereof.

(k)   In the event that it is determined that the Participant was not eligible to receive this award of Performance Shares, the award of Performance Shares and this Agreement shall be null and void and of no further effect.

(l)   The Corporation is not providing any tax, legal or financial advice, nor is the Corporation making recommendations regarding participation in the Plan, or Participant's acquisition or sale of the underlying Common Stock. Participant should consult with Participant's own personal tax, legal and financial advisors regarding participation in the Plan before taking any action related to his or her Award(s).

(m)   Participation in the Plan confers no rights or interests other than as herein provided. This Agreement creates a contractual arrangement between the Corporation and Participant only and shall not be construed as creating a trust for the benefit of Participant. Neither the Plan nor any underlying program, in and of itself, has any assets. Participant will have only the rights of a general unsecured creditor of the Corporation with respect to amounts credited and benefits payable, if any, with respect to the Performance Shares, and rights no greater than the right to receive Common Stock, cash, or a combination thereof as a general unsecured creditor with respect to the Performance Shares, as and when settled pursuant to the terms hereof.

[*Signature Page Follows*]

IN WITNESS WHEREOF, American Shared Hospital Services has caused this Agreement to be executed on its behalf by its duly authorized officer as of the date first above written.


AMERICAN SHARED HOSPITAL SERVICES


By: _____

Name:

Title:

Acceptance by the Participant:

By signing below, the Participant acknowledges acceptance of, and consents to be bound by, the Plan and this Agreement and any other rules, agreements or other terms and conditions incorporated herein by reference.

IF I FAIL TO ACKNOWLEDGE ACCEPTANCE OF THE AWARD WITHIN NINETY (90) DAYS OF THE DATE OF GRANT SET FORTH IN SCHEDULE A TO THIS AGREEMENT, THE CORPORATION MAY DETERMINE THAT THIS AWARD HAS BEEN FORFEITED.

_____

Participant Name:

[*Signature Page to Performance Share Award Agreement*]

SCHEDULE A

AWARD

Participant:

Grant Date:

Target Number of Performance Shares: The actual number of shares of Common Stock that may become issuable pursuant to the Performance Shares subject to this Agreement will be determined in accordance with the Performance Goals and Vesting Requirements set forth in attached Schedule B.

Vesting Schedule: **Vesting Requirements**. The Performance Shares will be subject to the Performance Goals and Vesting Requirements set forth in attached Schedule B .

Issuance Date: The shares of Common Stock that actually vest and become issuable pursuant to the Performance Shares will be issued in accordance with the provisions of this Agreement applicable to the particular circumstances under which such vesting occurs.

[Schedule A]

SCHEDULE B

PERFORMANCE GOALS, VESTING REQUIREMENTS AND PERFORMANCE PERIOD

PERFORMANCE PERIOD

The measurement period for the Performance Shares shall be the [●] period beginning [●] and ending [●] (the "***Performance Period***").

SERVICE VESTING REQUIREMENTS

The Vesting Requirements for the Performance Shares shall be [●].

PERFORMANCE GOALS

[Insert applicable Performance Objectives and the percentage of the Performance Shares that will vest upon attainment of each Performance Goals]

[Schedule B]

Exhibit 21.1

The subsidiaries of American Shared Hospital Services are:

MedLeader.com, Inc.
A California corporation

OR21, Inc.
A California corporation

OR21, LLC
A Washington limited liability company

Long Beach Equipment, LLC
A Delaware limited liability company

American Shared Radiosurgery Services
A California corporation

PBRT Orlando LLC
A Delaware limited liability company

ASHS-Rhode Island Proton Beam Radiation Therapy, LLC
A Rhode Island limited liability company

ASHS-Bristol Radiation Therapy, LLC
A Rhode Island limited liability company

Southern New England Regional Cancer Center, LLC
A Rhode Island limited liability company

Roger Williams Radiation Therapy, LLC
A Rhode Island limited liability company

ASHS-Mexico, S.A. de C.V.
A Mexican company

Subsidiaries of ASHS-Mexico, S.A. de C.V.

AB Radiocirugia Y Radioterapia de Puebla, S.A.P.I. de C.V.
A Mexican company

Instituto Gamma Knife San Javier Mexico S.A.P.I. de C.V.
A Mexican company

Subsidiaries of American Shared Radiosurgery Services

GK Financing, LLC
A California limited liability company

Subsidiaries of GK Financing, LLC

Albuquerque GK Equipment, LLC
A Delaware limited liability company

Jacksonville GK Equipment, LLC
A Delaware limited liability company

Instituto de Gamma Knife del Pacifico S.A.C.
A Peruvian company

HoldCo GKC S.A.
A Ecuadorian company

<u>Subsidiaries of HoldCo GKC S. A.</u>

Gamma Knife Center Ecuador S.A.
A Ecuadorian company

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-276440, No. 333-170650, No. 333-139446, No. 333-81138, No. 333-73172, and No. 333-08009) of American Shared Hospital Services (the "Company"), of our report dated March 31, 2026, relating to the consolidated financial statements of the Company (which report expresses an unqualified opinion and includes an explanatory paragraph relating to substantial doubt about the Company's ability to continue as a going concern) appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2025.

/s/ Baker Tilly US, LLP

San Francisco, California
March 31, 2026

Exhibit 31.1

CERTIFICATION

I, Raymond C. Stachowiak, as executive chairman of the board of American Shared Hospital Services, certify that:

1. I have reviewed this annual report on Form 10-K for the period ended December 31, 2025 of American Shared Hospital Services;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 31, 2026
/s/ Raymond C. Stachowiak
Raymond C. Stachowiak
Executive Chairman of the Board (principal executive officer)

Exhibit 31.2

CERTIFICATION

I, Raymond S. Frech, as chief financial officer of American Shared Hospital Services, certify that:

1. I have reviewed this annual report on Form 10-K for the period ended December 31, 2025 of American Shared Hospital Services;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting

March 31, 2026
/s/ Raymond S. Frech
Raymond S. Frech
Chief Financial Officer (principal financial officer)

Exhibit 32.1

March 31, 2026

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

      The certification set forth below is being submitted to the Securities and Exchange Commission solely for the purpose of complying with Rule 13a-14(b) and Rule 15d-14(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Section 1350 of Chapter 63 of Title 18 of the United States Code. This certification is not to be deemed filed pursuant to the Exchange Act and does not constitute a part of the Annual Report on Form 10-K (the "Report") accompanying this letter.

      Raymond C. Stachowiak, the Executive Chairman of the Board and Raymond S. Frech, the Chief Financial Officer of American Shared Hospital Services, each certifies that, to the best of his knowledge:

1.   the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of American Shared Hospital Services.

/s/ Raymond C. Stachowiak
_____
Raymond C. Stachowiak
Executive Chairman of the Board (principal executive officer)

/s/ Raymond S. Frech
_____
Raymond S. Frech
Chief Financial Officer (principal financial officer)

CORPORATE INFORMATION

Corporate Headquarters

601 Montgomery Street
Suite 850
San Francisco, CA 94111
Tel: 415.788.5300
Web: ashs.com

Independent Auditors

Baker Tilly US, LLP
San Francisco, CA

Counsel

Dykema Gossett, PLLC
Detroit, MI

Annual Shareholders' Meeting

June 24, 2026 9:00 a.m. CDT
To be held virtually

Directors

Daniel G. Kelly, Jr.
Retired Partner
Davis Polk & Wardwell LLP
Menlo Park, CA

Kathleen Miles
Washington, D.C.

Raymond C. Stachowiak
Executive Chairman

Vicki L. Wilson
Director of Finance and
Administration &
Chief Fiscal Officer
Illinois Department of
Transportation
Chicago, IL

Officers

Raymond C. Stachowiak
Executive Chairman

Craig K. Tagawa
Interim Chief Executive Officer
and President

Scott Frech
Chief Financial Officer

Form 10-K

A copy of our annual report on Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge by contacting us at 415.788.5300.

This report contains forward-looking statements with respect to the financial condition, results of operations and future plans of American Shared Hospital Services, including our expectations for growth, physician and patient acceptance, our business model and our plans to upgrade our sites and develop new projects. These statements involve risks and uncertainties including, but not limited to, the risks of the Gamma Knife, proton therapy and radiation therapy businesses, the risks of the timing of treatments under new and existing Gamma Knife systems, radiation therapy facilities and the risks of the timing, financing and operations of the Company's proton therapy business. Further information on potential factors that could affect the financial condition, results of operations and future plans of American Shared Hospital Services is included in the filings of the Company with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended December 31, 2025, and the definitive Proxy Statement for the Annual Meeting of Shareholders to be held on June 24, 2026.



ASHS

Making the Best
Healthcare Technology
Accessible

ASHS.COM

American Shared Hospital Services 601 Montgomery Street Suite 850 San Francisco, CA 94111 Telephone 415.788.5300